Exhibit 99.45

Execution Copy

ORLA MINING LTD.
as Borrower

and

TRINITY CAPITAL PARTNERS CORPORATION
as Arranging Lender

and

GLAS USA LLC
as Administrative Agent

and

GLAS AMERICAS LLC
as Collateral Agent

and

THE PARTIES LISTED ON SCHEDULE A HERETO
as Lenders

LOAN AGREEMENT

Dated as of December 18, 2019

TABLE OF CONTENTS

Article 1 INTERPRETATION		1
1.1	Defined Terms	1
1.2	Other Usages	20
1.3	Plural and Singular	21
1.4	Headings	21
1.5	Currency	21
1.6	Applicable Law	21
1.7	Time of the Essence	21
1.8	Non Banking Days	21
1.9	Consents and Approvals	21
1.10	Schedules	21
1.11	Rule of Construction	22
1.12	Accounting Terms – GAAP	22
1.13	Permitted Encumbrances	22

Article 2 CREDIT FACILITY		22
2.1	Establishment of Credit Facility	22
2.2	Lenders’ Commitments	23
2.3	Permanent Reduction of Credit Facility	23
2.4	Termination of Credit Facility	23

Article 3 GENERAL PROVISIONS RELATING TO CREDITS		23
3.1	Funding of Loans	23
3.2	Defaulting Lender	24
3.3	Time and Place of Payments	25
3.4	Remittance of Payments	25
3.5	Evidence of Indebtedness	25
3.6	Notice Periods	25

Article 4 DRAWDOWNS		25
4.1	Drawdown Notice	25

Article 5 INTEREST AND FEES		26
5.1	Interest Rates	26
5.2	Calculation and Payment of Interest	26
5.3	General Interest Rules	26
5.4	Commitment Fee	27

Article 6 replacement of Lenders, Indemnity and Tax Provisions		27
6.1	Conditions of Credit	27
6.2	Replacement of Lenders	28
6.3	Indemnity for Transactional Liability	28
6.4	Gross-Up for Taxes	29
6.5	Environmental Indemnity	32
6.6	Benefit of Indemnities	33

(i)

Article 7 REPAYMENTS AND PREPAYMENTS		33
7.1	Repayment of Credit Facility	33
7.2	Voluntary Prepayments under Credit Facility	33
7.3	Prepayment Notice	33

Article 8 REPRESENTATIONS AND WARRANTIES		34
8.1	Representations and Warranties	34
8.2	Accredited Investor Status	40
8.3	Survival of Representations and Warranties	40

Article 9 COVENANTS		40
9.1	Affirmative Covenants	40
9.2	Restrictive Covenants	47
9.3	Performance of Covenants by Administrative Agent	50

Article 10 CONDITIONS PRECEDENT		51
10.1	Conditions Precedent to Effectiveness of this Agreement	51
10.2	Conditions Precedent to All Loans	53
10.3	Conditions Precedent to Tranche Two Loan and Tranche Three Loan	54
10.4	Waiver	56

Article 11 DEFAULT AND REMEDIES		56
11.1	Events of Default	56
11.2	Remedies Cumulative	59
11.3	Set-Off	59
11.4	Default Interest	60

Article 12 THE AGENTs		60
12.1	Appointment and Authorization of Agents	60
12.2	Interest Holders	60
12.3	Consultation with Counsel	61
12.4	Documents	61
12.5	Responsibility of the Agents	61
12.6	Action by the Agents	61
12.7	Notice of Events of Default	62
12.8	Responsibility Disclaimed	62
12.9	Indemnification	64
12.10	Credit Decision	64
12.11	Successor Agent	64
12.12	Delegation by an Agent	65
12.13	Waivers and Amendments	65
12.14	Determination by an Agent Conclusive and Binding	66
12.15	Adjustments among Lenders after Acceleration	66
12.16	Redistribution of Payment	67
12.17	Distribution of Notices	67
12.18	Decision to Enforce Security	67
12.19	Enforcement	68
12.20	Determination of Exposures	68

(ii)

12.21	Application of Cash Proceeds	68
12.22	Entering into Contracts	69
12.23	Other Security Not Permitted	69
12.24	Discharge of Security	69
12.25	Survival	69

Article 13 MISCELLANEOUS		70
13.1	Notices	70
13.2	Severability	70
13.3	Counterparts	70
13.4	Successors and Assigns	70
13.5	Assignment	70
13.6	Entire Agreement	72
13.7	Further Assurances	72
13.8	Judgment Currency	72
13.9	Anti-Money Laundering Legislation	73
13.10	No Fiduciary Duty	74
13.11	Treatment of Certain Information: Confidentiality	75

SCHEDULES

Schedule A	-	Lenders and Individual Commitments
Schedule B	-	Compliance Certificate
Schedule C	-	Form of Assignment
Schedule D	-	Form of Drawdown Notice
Schedule E	-	Corporate Structure
Schedule F	-	Relevant Jurisdictions
Schedule G	-	Security Documents
Schedule H	-	Material Agreements and Permits
Schedule I	-	Litigation
Schedule J	-	Non-Arm’s Length Transactions
Schedule K	-	Accredited Investor Status Certificate
Schedule L	-	U.S. Accredited Investor Status Certification Letter
Schedule M	-	Encumbrances Consisting of Royalties
Schedule N	-	Permitted Investments
Schedule O	-	Permit Exceptions
Schedule P	-	Permitted Debt

(iii)

LOAN AGREEMENT dated as of December 18, 2019 among Orla Mining Ltd., a corporation amalgamated under the Canadian Business Corporations Act (the “Borrower”), Trinity Capital Partners Corporation (the “Arranging Lender”), GLAS AMERICAS LLC, a limited liability company organized and existing under the laws of the State of New York, as collateral agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the “Collateral Agent”), and GLAS USA LLC, a limited liability company organized and existing under the laws of the State of New Jersey, as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the “Administrative Agent” and together with the Collateral Agent, each an “Agent” and collectively, the “Agents”), and the parties listed on Schedule A from time to time as lenders (each, a “Lender” and, collectively, the “Lenders”).

WHEREAS the Borrower has requested the Lenders provide to it a certain loans for the purposes set forth in Section 9.1(e);

AND WHEREAS the Lenders are each willing, on a several basis, to provide such loans to the Borrower for the aforementioned purposes upon the terms and conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

Article 1
INTERPRETATION

1.1	Defined Terms

The following defined terms shall for all purposes of this agreement, or any amendment, substitution, supplement, replacement or addition hereto, have the following respective meanings unless the context otherwise specifies or requires or unless otherwise defined herein:

“Additional Equity” means net cash proceeds of $45,000,000 of additional capital (after deducting therefrom fees, commissions, costs and expenses and other amounts attributable to the raising of such capital) raised by the Borrower, which may not be redeemed, retracted or repaid in any manner whatsoever, and on which no fixed payments are required to be made while any Secured Obligations remain outstanding.

“Additional Capital” means the Additional Equity and the Loans.

“Administrative Agent” means GLAS USA LLC, in its capacity as administrative agent for the Lenders, and any successor thereto pursuant to Section 12.11.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by, or is under common Control with, the Person specified.

“Agent Account” means the following United States Dollar account of the Administrative Agent:

[commercially sensitive information redacted]

or such other account as may be notified by the Administrative Agent to the other parties hereto.

“AML Legislation” has the meaning set out in Section 13.9.

“Anti-Corruption Laws” means all laws, rules, and regulations having the force of law of any jurisdiction applicable to any of the Obligors from time to time concerning or relating to bribery or corruption, including without limitation the Corruption of Foreign Public Officials Acts (Canada).

“Applicable Laws” means in respect of any Person, property, transaction or event, all applicable laws, standards, requirements, policies, approvals, statutes, ordinances, guidelines, treaties and regulations, and all applicable directives, orders, permits, judgments, injunctions, awards and decrees of any Governing Authority, in each case, having the force of law and binding on or affecting such Person or any of its property.

“Applicable Securities Laws” means, collectively, all applicable securities laws of each of the Provinces and Territories of Canada and the respective rules and regulations under such laws together with applicable published instruments, notices and orders of the securities regulatory authorities in such jurisdictions, and the rules and policies of the Toronto Stock Exchange and any other exchange or marketplace on which the Borrower has applied and been accepted for listing or quotation of its securities.

“Arranging Lender” means Trinity Capital Partners Corporation, in its capacity as arranging lender of the Credit Facility, and its successors and assigns.

“Arm’s Length” shall have the meaning ascribed thereto for the purposes of the Tax Act, as in effect as of the date hereof.

“Asset Disposition” has the meaning set out in Section 9.2(h).

“Assets” means, with respect to any Person, any and all property, assets and undertakings of such Person of every kind, real and personal, and wheresoever situate, whether now owned or hereafter acquired (and, for greater certainty, includes any equity or like interest of such Person in any other Person).

“Banking Day” means any day, other than Saturday and Sunday, on which banks generally are open for business in Vancouver, British Columbia, Toronto, Ontario and New York, New York.

“Bankruptcy Law” means the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada), Title 11, U.S. Code and any similar federal, provincial, state or foreign law for or in respect of the relief of debtors, conservatorship, bankruptcy, general assignment for the benefit of creditors, moratorium, arrangement, receivership, insolvency, reorganization or similar laws of Canada, the United States or other applicable jurisdictions from time to time in effect and any similar federal, provincial, state or foreign law for the relief of debtors affecting the rights of creditors generally.

“Blocked Person” means a Person which is a department, agency or instrumentality of, or is otherwise controlled by or acting on behalf of, directly or indirectly, (x) any OFAC Listed Person or (y) any Person, entity, organization, foreign country or regime that is subject to any OFAC Sanctions Program.

“Bonding Obligations” means any reimbursement or indemnity obligations incurred in the ordinary course of business in respect of performance bonds, reclamation bonds and indemnities, surety bonds, appeal bonds, completion guarantees or like instruments (excluding letters of credit or guarantee) issued to secure performance obligations relating to the Camino Rojo Project or the Cerro Quema Project.

“Borrower Account” means the following United States Dollar account of the Borrower, the wire transfer instructions with respect to which are as set forth below:

[commercially sensitive information redacted]

or such other account as may be notified by the Borrower to the Administrative Agent.

“Camino Rojo” means Minera Camino Rojo, S.A. de C.V.

“Camino Rojo Project” means the Camino Rojo Oxide, heap-leach gold project located in the municipality of Mazapil, state of Zacatecas, Mexico as defined in the June 25, 2019 feasibility study NI 43-101 technical report filed on SEDAR.

“Canada Blocked Person” means (i) a “terrorist group” as defined for the purposes of Part II.1 of the Criminal Code (Canada), as amended, or (ii) a Person identified in or pursuant to (x) Part II.1 of the Criminal Code (Canada), as amended, or (y) regulations or orders promulgated pursuant to the Special Economic Measures Act (Canada), as amended, the United Nations Act (Canada), as amended, or the Freezing Assets of Corrupt Foreign Officials Act (Canada), as amended, as a Person in respect of whose property or benefit a Lender would be prohibited from entering into or facilitating a related financial transaction.

“Canadian Sanctions Law” means the Special Economic Measures Act (Canada), the United Nations Act (Canada), the Freezing Assets of Corrupt Foreign Officials Act (Canada), the Criminal Code (Canada) and other similar Canadian laws imposing sanctions.

“Capitalized Lease Obligations” means, with respect to any Person, at any time, all liabilities of such Person as lessee in respect of any lease of real or personal property, which, in accordance with GAAP (as in effect on January 1, 2019), have been or are required to be capitalized.

“Cash Proceeds” means, at any time, the aggregate of (i) all Proceeds of Realization in the form of cash and (ii) all cash proceeds of the sale or disposition of non-cash Proceeds of Realization, in each case expressed in Dollars at such time.

“Cerro Quema” means Minera Cerro Quema, S.A.

“Cerro Quema Project” means the oxide, heap-leach gold project located in the Los Santos province, Republic of Panama.

“Change of Control” means with respect to any Obligor: (y) the consummation of any transaction, including any consolidation, arrangement, amalgamation or merger or any issue, transfer or acquisition of voting shares, the result of which is that any other Person or group of other Persons acting jointly or in concert for purposes of such transaction becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of such Obligor; or (z) if, after the Closing Date, in any twelve (12) month consecutive period, the Continuing Directors cease to constitute a majority of the board of directors of the Borrower; provided that it shall not be a Change of Control where the Arranging Lender or any Affiliate thereof, acting jointly or in concert, acquires control of the applicable Obligor.

“Closing Date” means the date of execution and delivery of this agreement and upon which all conditions precedent in Section 10.1 have been satisfied.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral Agent” means GLAS Americas LLC, in its capacity as collateral agent for the Lenders, and any successor thereto pursuant to Section 12.11.

“Commitment Fee” has the meaning ascribed thereto in Section 5.4.

“Continuing Directors” means (a) any member of the board of directors who was a director of the Borrower on the Closing Date, and (b) any individual who becomes a member of the board of directors of the Borrower after the Closing Date if such individual was approved, appointed or nominated for the election to the board of directors of the Borrower by a majority of the Continuing Directors.

“Control” means the possession, directly or indirectly of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have corresponding meanings.

“Credit Documents” means this agreement, the Guarantees and the Security Documents and “Credit Document” means any of the Credit Documents.

“Credit Facility” has the meaning ascribed thereto in Section 2.1.

“Debt” means, with respect to a Person, without duplication, the following amounts, each calculated in accordance with GAAP, unless the context otherwise requires:

(a)	all obligations of such Person that would be considered to be indebtedness for borrowed money (including, without limitation, by way of overdraft and drafts or orders accepted representing extensions of credit), and all obligations of such Person (whether or not with respect to the borrowing of money) that are evidenced by bonds, debentures, notes or other similar instruments;

(b)	reimbursement obligations under bankers’ acceptances and contingent obligations of such Person in respect of any letter of credit, letters of guarantee or similar instruments;

(c)	Bonding Obligations of such Person;

(d)	any Equity Interests of that Person which Equity Interests, by their terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, prior to the Maturity Date, for cash or securities constituting Debt (read without reference to this subsection (d)) unless the issuer of such Equity Interests has by the terms of such Equity Interests the option of repaying such amounts or retiring or exchanging such Equity Interests with Equity Interests not convertible or exchangeable or redeemable for Debt (read without reference to this subsection (d));

(e)	all obligations of such Person for the deferred purchase price of Assets or services which constitute indebtedness (other than trade accounts payable and accrued expenses arising in the ordinary course of business);

(f)	all Capitalized Lease Obligations of such Person, obligations under synthetic leases, obligations under sale and leaseback transactions (unless the lease component of the sale and leaseback transaction is an operating lease) and indebtedness under arrangements relating to purchase money liens and other obligations in respect of the deferred purchase price of property and services;

(g)	all Hedge Exposure of such Person; and

(h)	the amount of the contingent obligations of such Person under any guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course), indemnity or other financial assistance or other agreement assuring payment or performance of, any obligation in any manner of any part or all of an obligation of another Person of the type included in subsections (a) through (g) above;

but excluding, for greater certainty, trade payables and accrued liabilities that are current liabilities incurred in the ordinary course of business for which payment is due within 60 days of the date of any invoice or payment request related thereto; unearned revenue; current and deferred taxes shall not constitute Debt, and, for greater certainty, the stated amount of a letter of credit or any other letter of credit or guarantee shall not be included to the extent that the obligation in respect of which it has been issued is included in one of items (a) to (h) above.

“Default” means any event, fact or circumstance which is or which, with the passage of time, the giving of notice or both, would be an Event of Default.

“Defaulting Lender” means any Lender that (a) has failed to fund any portion of the Loans required to be funded by it hereunder within three Banking Days of the date required to be funded by it hereunder unless such failure has been cured, (b) has otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within three Banking Days of the date when due, unless the subject of a good faith dispute or unless such failure has been cured, (c) has been determined by a court of competent jurisdiction or regulator to be insolvent or is unable to meet its obligations or admits in writing it is unable to pay its debts as they generally become due, (d) is the subject of a bankruptcy or insolvency proceeding, (e) is subject to or is seeking the appointment of an administrator, regulator, conservator, liquidator, receiver, trustee, custodian or other similar official over any portion of its assets or business, or (f) fails to confirm in writing that it will comply with its obligations hereunder after written request from the Administrative Agent or the Borrower, or a Lender who provides notice in writing, or makes a public statement to the effect that (i) it does not intend to comply with its funding obligations hereunder or (ii) it does not intend to generally comply with any of its funding obligations under other agreements (unless such writing or public statement indicates that such position is based on such Lender’s good faith determination that a condition precedent to extending credit hereunder (specifically identified in such writing including, if applicable, by reference to a specific Default) cannot be satisfied).

“Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of the Borrower since January 1, 2017 and prior to the date hereof with the relevant securities commissions pursuant to the Applicable Securities Laws, including all documents filed by the Borrower on www.sedar.com.

“Distribution” means, with respect to any Person, (i) any dividend or other distribution, direct or indirect, declared or paid on issued Equity Interests of such Person, (ii) any payment (in any form whatsoever) made on account of any redemption, exchange, retirement, purchase or other acquisition for value, and any payment by such Person on account of a sinking fund or similar payment for the redemption, exchange, retirement, purchase or other acquisition for value, direct or indirect, made or paid in respect of the issued Equity Interests of such Person now or hereafter outstanding, (iii) any payment made to retire, or to obtain the surrender of, any outstanding or other rights to acquire issued, Equity Interests of any Obligor now or hereafter outstanding, and (iv) the payment by any Obligor of any royalty, consulting fee, management fee, bonus or similar fee to the shareholders or any Affiliate of such Person, except as otherwise not restricted in accordance with the terms of Section 9.2(r).

“Dollars” or “$” means the lawful currency of the United States of America.

“Drawdown Notice” shall have the meaning ascribed thereto in Section 4.1.

“Encumbrance” means, with respect to any property or Asset, any mortgage, encumbrance, deed of trust, defeasance arrangement, trust arrangement, statutory or deemed trust, assignment, royalty, adverse claim, netting arrangement or right of set-off, pledge, charge, security interest, hypothec, usufruct or encumbrance of any kind or other arrangement, in each case, having the effect of security for the payment or performance of any debt, liability or obligation in respect of such property or Asset, whether or not filed, recorded or otherwise perfected under Applicable Law, including any conditional sale or other title retention agreement, any lease in the nature thereof, including title reservations, limitations, provisos or conditions.

“Enforcement Date” means the date on which the Administrative Agent notifies the Borrower, pursuant to and as then authorized by Section 11.1, that all Secured Obligations owing to the Lenders have become immediately due and payable or on which such Secured Obligations automatically become due and payable pursuant to Section 11.1, whichever occurs first.

“Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non compliance or violation, investigations, inspections, inquiries or proceedings relating in any way to any Environmental Laws or to any permit issued under any such Environmental Laws including, without limitation:

(a)	any claim by a Governing Authority for enforcement, clean up, removal, response, remedial or other actions or damages pursuant to any Environmental Laws; and

(b)	any claim by a person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive or other relief resulting from or relating to Hazardous Materials, including any Release thereof, or arising from alleged injury or threat of injury to human health or safety (arising from environmental matters) or the environment.

“Environmental Laws” means all Applicable Laws relating to the environment or environmental or occupational health and safety matters.

“Equity Interests” means, means, with respect to any Person, all shares, interests, units, trust units, partnership, membership or other interests, participations or other equivalent rights in the Person’s equity or capital, however designated, whether voting or non voting, whether now outstanding or issued after the Closing Date, together with warrants, options or other rights to acquire any such equity interests of such Person and securities convertible into or exchangeable for any such equity interests of such Person.

“Event of Default” means any one of the events set forth in Section 11.1.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to an Agent or any other Finance Party (each, a “Recipient”) or required to be withheld or deducted from a payment to a Recipient: (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, Canadian federal or provincial capital Taxes and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) U.S. federal withholding Taxes imposed under FATCA, (c) any Canadian withholding Taxes imposed on a payment by or on account of any obligation of the Borrower hereunder by reason of the Recipient (i) not dealing at arm’s length (for purposes of the Income Tax Act (Canada)) with the payer of such amount or (ii) being, or not dealing at arm’s length (for purposes of the Income Tax Act (Canada)) with, a specified shareholder (as defined in subsection 18(5) of the Income Tax Act (Canada) of the payer of such amount except, in each case, where the non-arm’s length relationship arises, or where the Recipient is a “specified shareholder” or does not deal at arm’s length with a “specified shareholder”, as a result of the Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, or engaged in any other transaction pursuant to or enforced any rights under, a Credit Document, and (d) Taxes attributable to such Recipient’s failure to comply with Sections 6.4(f).

“Exposure” means, with respect to a particular Finance Party at a particular time and without duplication, the aggregate amount of the Secured Obligations owing to such Finance Party at such time determined by such Finance Party.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(1) of the Code, and any applicable intergovernmental agreements and local implementing laws (including, for greater certainty, Part XVIII of the Tax Act), regulations and official guidance with respect to the foregoing.

“Finance Parties” means, collectively, the Agents and the Lenders.

“Financial Statements” means, at any time, the audited consolidated financial statements of the Borrower for the most recent Fiscal Year.

“Fiscal Quarter” means each three-month period of the Borrower ending on the last day of March, June, September and December during each Fiscal Year.

“Fiscal Year” means the fiscal year of the Borrower which ends on December 31 of each calendar year.

[commercially sensitive information redacted]

[commercially sensitive information redacted]

[commercially sensitive information redacted]

“GAAP” or “generally accepted accounting principles” means generally accepted accounting principles accepted in Canada from time to time as recommended in the Handbook of the Chartered Professional Accountants of Canada and its successors and including, where applicable, IFRS.

“Governing Authority” means any government, parliament, legislature, commission or agency or board of any government, parliament or legislature, or any political subdivision thereof, or any court or (without limitation to the foregoing) any other law-, regulation- or rule-making entity (including, without limitation, any central bank, fiscal or monetary authority or authority regulating banks) having jurisdiction in the relevant circumstances, or any Person acting under the authority of any of the foregoing (including, without limitation, any arbitrator) or any other authority charged with the administration or enforcement of Applicable Laws.

“Guarantees” means the guarantees entered into by each of the Guarantors in favour of the Collateral Agent, pursuant to which each Guarantor agreed to guarantee the Secured Obligations of the Borrower, as the same may be amended, modified, supplemented or replaced from time to time.

“Guarantors” means Camino Rojo and Cerro Quema, and each other Restricted Subsidiary that has entered into a Guarantee on or after the date of this agreement, and “Guarantor” means any one of them.

“Hazardous Materials” means any substance, product, liquid, waste, pollutant, chemical, contaminant, insecticide, pesticide, gaseous or solid matter, organic or inorganic matter, fuel, micro-organism, ray, odour, radiation, energy, vector, plasma, constituent, material or any combination thereof which (a) is listed, regulated or prohibited under any Environmental Law, or (b) is hazardous waste, toxic, a pollutant, a deleterious substance or a contaminant under any Environmental Law, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

“Hedging Agreements” means any arrangement or transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, interest rate option, spot or forward foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, equity hedging or any other similar transaction (including any option with respect to any of such transactions or arrangements) designed to protect or mitigate against risks in interest, currency exchange, metals or commodity price fluctuations.

“Hedge Exposure” of a Person means all obligations of such Person arising under or in connection with Hedging Agreements; provided that:

(a)	when calculating the value of a Hedging Agreement only the mark-to-market value (or, if any actual amount is due as a result of the termination or close-out of such Hedging Agreement, that amount) shall be taken into account; and

(b)	where any such Hedging Agreement allows for cross-transaction netting, the Hedge Exposure with respect to any counterparty shall be calculated on an aggregate net basis after taking into account all amounts owing by such counterparty to such Person under Hedging Agreements.

“IFRS” means International Financial Reporting Standards adopted by the International Accounting Standards Board from time to time.

“Indemnified Parties” has the meaning set out in Section 6.3.

“Indemnified Taxes” means Taxes, other than Excluded Taxes.

“Individual Commitment” means, with respect to a particular Lender, the amount set forth in Schedule A for the Tranche One Loan, Tranche Two Loan and Tranche Three Loan, as applicable, as the individual commitment of such Lender to provide such Loan; as reduced or amended from time to time pursuant to Sections 2.3, 6.2 and 13.5.

“Insolvent Person” has the meaning set out in the Bankruptcy and Insolvency Act (Canada), as of the date of this agreement.

“Intellectual Property” means the intellectual property in patents, patent applications, trade-marks, trade-mark applications, trade names, service marks, copyrights, copyright registrations and trade secrets including, without limitation, customer lists and information and business opportunities, industrial designs, proprietary software, technology, recipes and formulae and other similar intellectual property rights.

“Interest Rate” means a rate per annum equal to 8.80%.

“Investment” means, with respect to any Person, all direct or indirect investments by such Person in other Persons or in Assets in the form of:

(a)	loans, advances or capital contributions (excluding (i) loans or advances to officers and employees made in the ordinary course of business or in connection with the relocation of such officers and employees and (ii) accounts receivable arising from sales or services rendered in the ordinary course of such Person’s business);

(b)	acquisition of any Equity Interests of another Person or any bond, debenture or other indebtedness or debt securities of another Person;

(c)	acquisition, by purchase or otherwise, of all or substantially all of the business, Assets or stock or other evidence of beneficial ownership of a Person; and

(d)	acquisition by purchase or otherwise of any real property and related personal property of a Person.

Any binding commitment to make an Investment in any Person or property and assets, as well as any option of another Person to require an Investment in such Person or property and assets, shall constitute an Investment.

“Loans” means the Tranche One Loan, Tranche Two Loan and Tranche Three Loan, made subject to and in accordance with the terms of this agreement, and “Loan” means any one of them.

“Majority Lenders” means, at any particular time prior to the repayment in full of all Secured Obligations and the termination of all commitments of the Lenders hereunder but subject to the next sentence, such group of Lenders whose Individual Commitments (expressed in Dollars) aggregate at least 75% of the aggregate amount of the Individual Commitments of all of the Lenders at such time. Notwithstanding the preceding sentence and except for the purposes of Section 12.13 of this Agreement, at all times prior to the advance of the Tranche Two Loan, Majority Lenders means the group of Tranche One Lenders whose Individual Commitments (expressed in Dollars) aggregate at least 75% of the aggregate amount of the Individual Commitments of all of the Tranche One Lenders at such time. Notwithstanding the foregoing, the unfunded Individual Commitment of, and the outstanding extensions of credit held or deemed to be held by, any Defaulting Lender shall be excluded for purposes of making a determination of Majority Lenders.

“Material Adverse Change” means any change of circumstances or event reasonably likely to have a Material Adverse Effect.

“Material Adverse Effect” means a material adverse effect on:

(a)	the business, operations, property, assets, liabilities (actual or contingent) or condition (financial or otherwise) of the Obligors taken as a whole;

(b)	metals prices, commodity prices, the economy or financial markets that disproportionately affect the Obligors;

(c)	the ability of the Obligors to perform their obligations under the Credit Documents or the validity or enforceability of the Credit Documents; or

(d)	the ability of any Finance Party to enforce its rights under any Credit Documents.

“Material Agreement” means (i) [commercially sensitive information redacted], (ii) the Material Agreements referred to in Schedule H hereto, and (iii) any agreement to which an Obligor is party, the termination of which could reasonably be expected to have a Material Adverse Effect, including the investor rights agreement between the Borrower and Agnico Eagle Mines Limited dated October 18, 2019.

“Maturity Date” means December 18, 2024.

“Minera Peñasquito Indebtedness” mean the indebtedness owing by the Obligors to Minera Peñasquito, S.A. de C.V. in a principal amount which does not exceed MXN $220,000,000.

“MXN $” means Mexican pesos.

“Net Cash Proceeds” means, with respect to any Permitted Asset Disposition pursuant to Section 9.2(h), the gross cash proceeds (including payments from time to time in respect of instalment obligations, if any) received in respect of such Permitted Asset Disposition, less the sum of:

(a)	the amount, if any, of all Taxes paid or estimated to be payable by or in connection with such Permitted Asset Disposition;

(b)	amounts received in cash required to be reserved for indemnification, adjustment of purchase price or similar obligations pursuant to the agreements governing such Permitted Asset Disposition;

(c)	amounts required to be applied to, and applied to, the repayment of Debt secured by an Encumbrance expressly permitted hereunder on any asset that is the subject of such Permitted Asset Disposition (other than any Encumbrance created pursuant to a Credit Document); and

(d)	reasonable fees, commissions, expenses and costs paid by or on behalf of the selling Obligor relating to such Permitted Asset Disposition.

“Non-Consenting Lender” means a Lender that has not provided its consent to a waiver of, or amendment to, any provision of the Credit Documents where requested to do so by the Borrower or the Administrative Agent if such waiver or amendment requires the consent of all the Lenders and Lenders whose Individual Commitment at the relevant time aggregate at least 75% of the Total Commitment Amount at such time have consented to such waiver or amendment.

“Obligors” means the Borrower and the Guarantors, and “Obligor” means any one of them.

“OFAC” means the United States Office of Foreign Assets Control.

“OFAC Listed Person” means a Person whose name appears on the list of “Specially Designated Nationals” and “Blocked Persons” published by OFAC.

“OFAC Sanctions Program” means sanctions programmes administered from time to time by OFAC.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than any connection arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Credit Document, or sold or assigned an interest in any Credit Document or advance thereunder).

“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Credit Document or from the execution, delivery or enforcement of, or otherwise with respect to, this agreement or any other Credit Document.

“Permits” means all material permits, consents, orders, authorizations, licences, concessions, approvals, rights and privileges or the like issued or granted by any Governing Authority required for the construction, development or operation of the Camino Rojo Project or Cerro Quema Project.

“Permitted Asset Disposition” has the meaning set out in Section 9.2(h).

“Permitted Debt” means any of the following:

(a)	unsecured cash management obligations of the Borrower in the ordinary course of business;

(b)	the Secured Obligations;

(c)	any Debt secured by a Permitted Encumbrance;

(d)	the Minera Peñasquito Indebtedness;

(e)	Permitted Foreign Exchange Hedging Indebtedness;

(f)	a working capital credit facility in a principal amount [commercially sensitive information redacted], and ranking first only on accounts receivable and inventory of the Obligors, provided that such working capital facility is (i) subordinate in all other respects to the Secured Obligations and the Security, and (ii) is in form and substance satisfactory to the Majority Lenders, acting reasonably, and subject to an intercreditor agreement on terms satisfactory to the Majority Lenders, acting reasonably (the “Working Capital Facility”);

(g)	any Guarantee by an Obligor of Debt of any other Obligor if such Debt is permitted under this agreement, excluding any Guarantee by the Borrower or Camino Rojo of any Debt of Cerro Quema or any Debt of any other Restricted Subsidiary;

(h)	any (i) indebtedness of an Obligor to any other Obligor that is set out in Schedule P, as such amount may be reduced by payment thereof from time to time, or (ii) indebtedness of an Obligor to any other Obligor; provided that such indebtedness is funded by (x) amounts of Permitted Distributions permitted to be used for such purpose, and from such sources, qualifying as Permitted Distributions in compliance with Section 9.2(g), or (y) the proceeds of additional capital raised by the Borrower (in excess of, and excluding, the proceeds of the Additional Equity);

(i)	unsecured Debt of an Obligor to any Affiliate thereof (other than any other Obligor) that is subject to a subordination and postponement agreement in favour of the Administrative Agent in form acceptable to the Administrative Agent, acting reasonably;

(j)	obligations of Camino Rojo consisting of Bonding Obligations,

(k)	obligations of Cerro Quema consisting of Bonding Obligations; provided that such obligations are (i) set out in Schedule P, as such obligations may be reduced by payment thereof from time to time, or (ii) funded by (x) amounts of Permitted Distributions permitted to be used, and from such sources, qualifying as Permitted Distributions in compliance with Section 9.2(g), or (y) the proceeds of additional capital raised by the Borrower (in excess of, and excluding, the proceeds of the Additional Equity); and

(l)	any extension, renewal or replacement of any of the foregoing,

provided that, the aggregate outstanding amount of Debt referred to in subparagraphs (c) (which, for certainty, shall not include the Secured Obligations) and (i) shall not at any time exceed [commercially sensitive information redacted].

“Permitted Distribution” means any of the following, provided that no Default or Event of Default has occurred and is continuing at the time thereof:

(a)	capital contributions and loans by the Borrower to Camino Rojo and other Subsidiaries of the Borrower; provided that such capital contributions and loans made to Subsidiaries other than Camino Rojo are not funded from (i) Additional Capital, or (ii) save and except as permitted by paragraph (b) below, proceeds of the business or operations of any Restricted Subsidiary, or the proceeds of the sale of any shares or Assets of any Restricted Subsidiary;

(b)	subject to compliance with paragraph (d) below, capital contributions and loans in a minimum amount of $1,000,000 and integral multiples of $100,000 thereafter made after such time as the Additional Equity is raised and using (i) proceeds of the business or operations of any Restricted Subsidiary or (ii) proceeds of the sale of any Assets of any Restricted Subsidiary permitted by Section 9.2(h) of this agreement (and not from Additional Capital), in each case to fund the Cerro Quema Project;

(c)	dividends, loans, repayments or other Distributions by Camino Rojo to the Borrower in a minimum amount of $1,000,000 and integral multiples of $100,000 where all of the proceeds of such dividends, loans, repayments or other Distributions are immediately used to repay the Loans, together with all accrued and unpaid interest thereon and all other Secured Obligations owing by the Obligors to and including the date of such Distribution; and

(d)	dividends, loans, repayments or other Distributions by Camino Rojo to the Borrower or any Restricted Subsidiary in a minimum amount of $1,000,000 and integral multiples of $100,000 thereafter for use by the Borrower or such Restricted Subsidiary for general corporate purposes; provided that, 50% of the proceeds of such dividend, loan, repayment or other Distribution are used by the Borrower or such Restricted Subsidiary for general corporate purposes (which general corporate purpose (i) shall include funding the Cerro Quema Project (including, without limitation, the construction, development and operation thereof), provided that the same is not funded with Additional Capital and (ii) shall not include (x) dividends, loans, share buy-backs, repayments and other Distributions, or (y) the construction, development or operation of, or investment in, or funding of debt service related to, any mine, property or business that is not subject to the Security) and the remaining 50% of such proceeds are immediately distributed to the Borrower to be used to repay the Loans, together with all accrued and unpaid interest thereon and all other Secured Obligations owing by the Obligors to and including the date of such Distribution.

Absent a Default or an Event of Default, and except for the requirement to repay the Loans under (c) above, in no circumstances will the Obligors be required to use more than 50% of the proceeds of any Distributions or Investments to repay the Loans, accrued and unpaid interest thereon and other Secured Obligations.

“Permitted Encumbrances” means, as of any particular time, any of the following with respect to the property and assets of any Obligor:

(a)	the rights reserved to or vested in any municipality or governmental or other public authority by any statutory provision or by the terms of leases, licenses, franchises, grants or permits, which do not materially interfere with the use of or materially detract from the value of the assets subject thereto;

(b)	servitudes, easements, rights-of-way, restrictions and other similar encumbrances imposed by Applicable Law or incurred in the ordinary course of business and encumbrances consisting of zoning or building restrictions, easements, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material, and which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of any Obligor;

(c)	Encumbrances imposed by law for Taxes, assessments or governmental charges or levies not yet due or which are being contested in good faith and by appropriate proceedings diligently conducted if adequate reserves with respect thereto are maintained in accordance with GAAP on the books of the applicable Obligor;

(d)	carrier’s, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction and other like Encumbrances arising by operation of Applicable Law, arising in the ordinary course of business and securing amounts (i) which are not overdue for a period of more than 30 days, or (ii) which are being contested in good faith and by appropriate proceedings and, during such period during which amounts are being so contested, such Encumbrances shall not be executed on or enforced against any Secured Assets, provided that the applicable Obligor shall have set aside on its books adequate reserves therefor and not resulting in qualification by auditors;

(e)	undetermined or inchoate Encumbrances and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with Applicable Law or of which written notice has not been given in accordance with Applicable Law or which although filed or registered, relate to obligations not due or delinquent, including without limitation statutory Encumbrances incurred, or pledges or deposits made, under worker’s compensation, employment insurance, pension and employment and other social security legislation;

(f)	deposits or Encumbrances over cash collateral and securing Bonding Obligations which qualify as Permitted Debt, together with any Encumbrance over the contract for which the underlying instrument was issued as security;

(g)	Encumbrances or covenants restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which lands may be put; provided that such Encumbrances or covenants do not materially and adversely affect the use of the lands by any Obligor;

(h)	customary securities granted to public utilities or to any municipalities or Governing Authorities or other public authority when required by the utility, municipality or Governing Authorities or other public authority in connection with the supply of services or utilities to the Obligors;

(i)	unsecured adverse claims resulting from any judgment or award which does not constitute an Event of Default, the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which the applicable Obligor shall be prosecuting an appeal or proceeding for review in good faith and by appropriate proceedings and in respect of which a stay of execution pending such appeal or proceeding for review shall have been granted and remains in effect;

(j)	customary statutory Encumbrances incurred or pledges or deposits made in favour of a Governmental Authority to secure the performance of obligations of any Obligor under Environmental Laws to which any assets of such Obligor are subject;

(k)	any and all other statutory liens, charges, adverse claims, prior claims, security interests or encumbrances of any nature whatsoever which are not registered on the title to the property and of which such Obligor does not have notice, claimed or held by any Governing Authority under or pursuant to any Applicable Law, which do not materially interfere with the use of or materially detract from the value of the assets subject thereto;

(l)	Encumbrances consisting of royalties payable with respect to any Assets of the Obligors existing as of the Closing Date described in Schedule M or otherwise permitted by Section 9.2(c).

(m)	customary rights of set-off or combination of accounts with respect to deposits and/or accounts permitted to be maintained under the terms of this agreement;

(n)	the interest of a vendor or a lessor under any conditional sale agreement, title retention agreement or consignment agreement (or any financing lease having substantially the same economic effect as any of the foregoing) permitted under the terms of this agreement;

(o)	Encumbrances on concentrates, minerals or the proceeds of sale of such concentrates or minerals arising or granted pursuant to a processing arrangement entered into in the ordinary course and upon usual market terms, securing the payment of the Borrower’s or any of its Subsidiaries’ portion of the fees, costs and expenses attributable to the processing of such concentrates or minerals under any such processing arrangement, but only insofar as such Encumbrances relate to obligations which are at such time not past due or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with GAAP;

(p)	Encumbrances granted pursuant to the Security Documents;

(q)	Encumbrances on equipment in favour of a Person providing financing for such equipment or securing Capitalized Lease Obligations (and proceeds thereof, including any insurance proceeds related thereto); provided that, such Encumbrance is expressly and strictly limited to the equipment being financed by such Person and its proceeds and the aggregate amount of Debt secured by all such financings [commercially sensitive information redacted];

(r)	Encumbrances in respect of the Working Capital Facility ranking first only on accounts receivable and inventory but subordinate to the Lenders in all other respects, which are subject to an intercreditor agreement on terms satisfactory to the Majority Lenders, acting reasonably;

(s)	Encumbrances in respect of Permitted Foreign Exchange Hedging Indebtedness which are subject to an intercreditor agreement on terms satisfactory to the Majority Lenders, acting reasonably; and

(t)	any extension, renewal or replacement of any of the foregoing.

“Permitted Foreign Exchange Hedging Indebtedness” means foreign exchange related hedging indebtedness of up to 100% of the peso denominated capital expenditures during the Camino Rojo construction period, and which is subject to an intercreditor agreement on terms satisfactory to the Majority Lenders, acting reasonably. Following completion of the Camino Rojo construction period, Permitted Foreign Exchange Hedging Indebtedness shall be limited to contract term not to exceed 12-month and an amount not to exceed up to 25% of the peso-denominated operating costs at the Camino Rojo Project.

“Permitted Investment” means any of the following Investments:

(a)	[commercially sensitive information redacted];

(b)	Investments made by an Obligor using proceeds of a Permitted Distribution that are not required to be used to prepay the Loans, accrued and unpaid interest thereon and other Secured Obligations;

(c)	Investments made by the Borrower in Camino Rojo using proceeds of the Additional Capital; and

(d)	Investments existing as at the Closing Date described in Schedule N.

“Person” means any individual, partnership, limited partnership, limited liability partnership, limited or unlimited liability company, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, unincorporated syndicate, unincorporated organization, foundation, business entity, trust, trustee, executor, administrator or other legal personal representative or Governing Authority.

“PPSA” means the Personal Property Security Act (Ontario), as amended.

“Proceeds of Realization” means all cash and non-cash proceeds derived from any sale, disposition or other realization of the Secured Assets (i) on or after the Enforcement Date, (ii) upon any dissolution, liquidation, winding-up, reorganization, bankruptcy, insolvency or receivership of any Obligor (or any other arrangement or marshalling of the Secured Assets that is similar thereto) or (iii) upon the enforcement of, or any action taken with respect to, any Security Document.

“Pro Rata Share” means at any particular time with respect to a particular Lender, the ratio of the Individual Commitments of such Lender at such time to the Total Commitment Amount of all of the Lenders at such time.

“Receiver” means a receiver, receiver and manager or the person having similar powers or authority appointed by the Collateral Agent at the direction of the Majority Lenders, or by a court at the instance of the Collateral Agent, in each case respect of the Secured Assets or any part thereof.

“Recipient” shall have the meaning ascribed thereto in the definition of “Excluded Taxes”.

“Release” means any release, spill, emission, leak, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment including, without limitation, the movement of Hazardous Materials through ambient air, soil, surface water, ground water, wetlands, land or sub surface strata.

“Relevant Jurisdiction” means, from time to time, with respect to a Person that is granting Security hereunder, any province or territory of Canada or any other country, political subdivision thereof, in which such Person has its jurisdiction of formation, chief executive office or chief place of business or has tangible real and personal Assets (other than Assets in transit) and, for greater certainty, at the Closing Date includes the locations set forth in Schedule F.

“Responsible Officer” means, with respect to any Person, the chief executive officer, president, or chief financial officer of such Person (and, in the case of the execution and delivery of the Transaction Documents, any other Person properly authorized by resolutions of the board of directors (or equivalent) of such Person, or a valid power of attorney under Applicable Law) and, with respect to an Agent, includes any senior officer of such Agent with responsibility for the administration of the duties of such Agent under this Agreement and the other Credit Documents. Any document delivered hereunder that is signed by a Responsible Officer of an Obligor shall be conclusively presumed to have been authorized by all necessary corporate and/or other action on the part of such Obligor and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Obligor.

“Restricted Subsidiary” means each direct or indirect Subsidiary of the Borrower with a direct or indirect interest in: (i) the Camino Rojo Project or (ii) the Cerro Quema Project.

[commercially sensitive information redacted]

“Sanctioned Entity” means (a) a country or a government of a country, (b) an agency of the government of a country, (c) an organization directly or indirectly controlled by a country or its government, (d) a Person resident in or determined to be resident in a country, in each case, that is subject to a country sanctions program administered and enforced by OFAC or similar program administered under Canadian Sanctions Law.

“Secured Assets” means all of the present and future (a) Assets constituting personal property of the Obligors, (b) Assets constituting real property of the Obligors related to the Camino Rojo Project and (c) any and all proceeds of any of the foregoing.

“Secured Obligations” means all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by any Obligor to the Finance Parties or any of them or remaining unpaid to the Finance Parties or any of them under or in connection with the Credit Documents. For certainty, “Secured Obligations” shall include interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, in accordance with and at the rate (including any rate applicable pursuant to this agreement upon the occurrence of any Event of Default that is continuing to the extent lawful) specified herein, whether or not such interest is an allowable claim in such bankruptcy proceeding.

“Secured Obligations Termination Date” means the date on which all Secured Obligations (other than those provisions which by their terms survive the termination of the Credit Documents) have been indefeasibly paid in full and the Finance Parties have no Individual Commitments.

“Security” means the Encumbrances created by the Security Documents.

“Security Documents” means the security documents (as the same may be amended, modified, supplemented, restated or replaced from time to time) which, in the reasonable opinion of the Collateral Agent, are required to be entered into from time to time by the Obligors in favour of the Collateral Agent on behalf of the Finance Parties in order to grant to the Collateral Agent an Encumbrance on the Secured Assets as continuing collateral security for the payment and performance of the Secured Obligations of the Obligors, such security documents to be in form and substance satisfactory to the Collateral Agent and to include the security documents described in Schedule G.

“share” means, at any particular time with respect to a particular Lender and a particular Loan, the ratio of the Individual Commitment of such Lender with respect to such Loan at such time to the aggregate of the Individual Commitments of all Lenders with respect to such Loan at such time.

“Subsidiary” means, as to any Person, any other Person in which such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries owns sufficient voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such second Person, and any partnership or joint venture if more than a 50% interest in the profits or capital thereof is owned by such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries (unless such partnership or joint venture can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries). Unless the context otherwise clearly requires, any reference to a “Subsidiary” is a reference to a Subsidiary of the Borrower.

“Tax Act” means the Income Tax Act (Canada), as the same may be amended, supplemented or replaced.

“Taxes” means all taxes, charges, fees, levies, imposts, rates, dues, premiums and assessments, including all income, sales, use, goods and services, harmonized sales, value added, capital, capital gains, alternative, net worth, transfer, profits, branch, gross receipts, windfall profits, withholding, payroll, employer health, excise, environmental, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax including federal, state and provincial pension plan contributions, employment/unemployment insurance payments, employer health and workers’ compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties with respect thereto, imposed, levied, collected, withheld or assessed by any Governing Authority (including federal, state, local, territorial, provincial, municipal, supranational and foreign Governing Authority), and whether disputed or not.

“Total Commitment Amount” means, at any particular time, the aggregate of the Individual Commitments of all of the Lenders at such time.

“Tranche One Lenders” means the Lenders set forth in Schedule A as Lenders under the heading “Tranche One Loan”, and “Tranche One Lender” means any of them.

“Tranche One Loan” shall have the meaning ascribed in Section 2.1(a).

“Tranche Two Loan” shall have the meaning ascribed in Section 2.1(b).

“Tranche Three Loan” shall have the meaning ascribed in Section 2.1(c).

“Transaction Documents” means the Credit Documents and the Warrants and “Transaction Document” means any of the Transaction Documents.

“U.S.” and “United States” means the United States of America, its territories and possessions, and any State of the United States and the District of Columbia.

“U.S. Person” means a (a) U.S. Person as that term is defined in Rule 902 of Regulation S (“Regulation S”) promulgated under the U.S. Securities Act, (b) any person purchasing securities on behalf or the account or benefit of any “U.S. Person” or any person in the United States, (c) any person that receives or received an offer of the securities while in the United States, (d) any person that is in the United States at the time the purchaser’s buy order was made or this subscription was executed or delivered. “U.S. person” includes but is not limited to (i) any natural person resident in the United States; (ii) any partnership or corporation organized or incorporated under the laws of the United States; (iii) any partnership or corporation organized outside the United States by a U.S. person principally for the purpose of investing in securities not registered under the U.S. Securities Act, unless it is organized or incorporated, and owned, by accredited investors who are not natural persons, estates or trusts; (iv) any estate or trust of which any executor or administrator or trustee is a U.S. person.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and all rules, regulations and orders promulgated thereunder, as amended from time to time.

“Warrants” means, collectively, the 32,500,000 common share purchase warrants in the capital of the Borrower, with an exercise price of Cdn$3.00 per common share and a seven (7) year exercise period from the date of issue, to be issued to each of the Lenders on or before the Closing Date in consideration, inter alia, for such Lender’s commitment to fund the Loans in accordance with the terms of this agreement.

“Working Capital Facility” has the meaning set out in subparagraph (f) of the definition of “Permitted Debt”.

1.2	Other Usages

References to “this agreement”, “the agreement”, “hereof”, “herein”, “hereto” and like references refer to this Loan Agreement and not to any particular Article, Section or other subdivision of this agreement. References to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this agreement. Except as otherwise specifically provided, references in this agreement or any other Credit Document to any contract, agreement, license, franchise or any other instrument (including the Credit Documents) shall be deemed to include references to the same as varied, supplemented, waived, amended, restated or replaced from time to time in accordance with the terms hereof and thereof. References to “include” and “including” shall be read and construed as being followed by the phrase “without limitation”.

1.3	Plural and Singular

Where the context so requires, words importing the singular number shall include the plural and vice versa.

1.4	Headings

The division of this agreement into Articles and Sections and the insertion of headings in this agreement are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.5	Currency

Unless otherwise specified herein, all statements of or references to dollar amounts in this agreement shall mean lawful money of the United States.

1.6	Applicable Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Any legal action or proceeding with respect to this agreement may be brought in the courts of the Province of Ontario and, by execution and delivery of this agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts. Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.7	Time of the Essence

Time shall in all respects be of the essence of this agreement.

1.8	Non Banking Days

Whenever any payment to be made hereunder shall be stated to be due or any action to be taken hereunder shall be stated to be required to be taken on a day other than a Banking Day, such payment shall be made or such action shall be taken on the next succeeding Banking Day and, in the case of the payment of any amount, the extension of time shall be included for the purposes of computation of interest, if any, thereon.

1.9	Consents and Approvals

Whenever the consent or approval of a party hereto is required in a particular circumstance, unless otherwise expressly provided for therein, such consent or approval shall not be unreasonably withheld or delayed by such party.

1.10	Schedules

Each and every one of the schedules which is referred to in this agreement and attached to this agreement shall form a part of this agreement.

1.11	Rule of Construction

The Credit Documents have been negotiated by each party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of the Credit Documents.

1.12	Accounting Terms – GAAP

All accounting terms not otherwise defined in this agreement shall have those meanings assigned to them by, and all calculations are to be made and all financial data to be submitted are to be prepared in accordance with, GAAP, except as otherwise expressly provided.

To the extent that the definitions of accounting terms in this agreement or in any certificate or other document made or delivered pursuant to this agreement are inconsistent with the meanings of such terms under GAAP, the definitions in this agreement or in any such certificate or other document shall prevail.

1.13	Permitted Encumbrances

For the avoidance of doubt, any reference to a Permitted Encumbrance in any Credit Document shall not subordinate or postpone, and shall not be interpreted as subordinating or postponing, any Encumbrance created by any Security Document to such Permitted Encumbrance.

Article 2
CREDIT FACILITY

2.1	Establishment of Credit Facility

Subject to the terms and conditions of this agreement, the Lenders hereby establish in favour of the Borrower a non-revolving term credit facility (the “Credit Facility”) in the amount of $125,000,000 (as such amount may be reduced pursuant to Section 2.3). The Credit Facility shall be advanced to the Borrower in three tranches as follows, subject to and in accordance with the terms of this agreement:

(a)	the first tranche in the amount of $25,000,000 (the “Tranche One Loan”) shall be advanced to the Borrower upon satisfaction of the conditions set forth in Sections 10.1 and 10.2;

(b)	the second tranche in the amount of $50,000,000 (the “Tranche Two Loan”) shall be advanced to the Borrower upon satisfaction of the conditions set forth in Section 10.3; and

(c)	the third tranche in the amount of $50,000,000 (the “Tranche Three Loan”) shall be advanced to the Borrower upon satisfaction of the conditions set forth in Section 10.3.

2.2	Lenders’ Commitments

Subject to the terms and conditions of this agreement, each Lender severally agrees to advance its share of the Loans to the Borrower based on their respective Individual Commitments provided that the aggregate amount of Loans advanced by each Lender shall not at any time exceed the aggregate Individual Commitments of such Lender. The Tranche One Loan shall be made available to the Borrower contemporaneously by all of the Tranche One Lenders. The Tranche Two Loan and Tranche Three Loan shall be made available to the Borrower contemporaneously by all of the Lenders. No Lender shall be responsible for any default by any other Lender in its obligation to provide its required share of any Loan nor shall the Individual Commitment of any Lender be increased as a result of any such default of another Lender in advancing its required share of such Loan. The failure of any Lender to make available to the Borrower its required share of any Loan shall not relieve any other Lender of its obligation hereunder to make available to the Borrower its required share of such Loans.

2.3	Permanent Reduction of Credit Facility

The amount of the Credit Facility will be permanently reduced with respect to each repayment or prepayment made in accordance with Sections 7.1 and 7.2, such reduction to be in an amount equal to the amount of the repayment or prepayment and to be at the time of the repayment or prepayment. Upon any repayment or prepayment, Schedule A shall be deemed to be amended to reduce the aggregate amount of the Individual Commitments by the amount of such repayment or prepayment, with the Individual Commitment of each Lender reduced on a pro rata basis.

2.4	Termination of Credit Facility

The Credit Facility shall terminate upon the earliest to occur of:

(a)	the termination of the Credit Facility in accordance with Section 11.1;

(b)	the date, if any, on which the Secured Obligations have been indefeasibly repaid in full pursuant to Sections 7.1(b), 7.1(c) or 7.2; and

(c)	the Maturity Date.

Upon the termination of the Credit Facility, the right of the Borrower to obtain any Loan under the Credit Facility and all of the obligations of the Lenders to advance any Loan under the Credit Facility shall automatically terminate.

Article 3
GENERAL PROVISIONS RELATING TO CREDITS

3.1	Funding of Loans

Each Tranche One Lender agrees, severally and not jointly and severally, to make available to the Administrative Agent its share of the Tranche One Loan prior to 12:00 p.m. (Toronto time) on the date which is at least one Banking Day prior to the date for the extension of such loan. For the Tranche Two Loan and Tranche Three Loan, each Lender agrees, severally and not jointly and severally, to make available to the Administrative Agent its Individual Commitment of the principal amount of the Tranche Two Loan and Tranche Three Loan, as applicable, prior to 12:00 p.m. (Toronto time) on the date which is at least five (5) Banking Days prior to the date for the extension of the applicable Loan. The Administrative Agent shall, upon fulfilment by the Borrower of the applicable terms and conditions set forth in Article 10 and as irrevocably authorized and directed in the Drawdown Notice, make the applicable Loan available to the Borrower on the date of the extension of such Loan by crediting the Borrower Account (or causing such account to be credited) provided that the Administrative Agent has received from each applicable Lender, its respective share of the applicable advance.

3.2	Defaulting Lender

If any Defaulting Lender fails to make available to the Administrative Agent any portion of its share of any Loan, the Administrative Agent shall forthwith give notice of such failure by the Defaulting Lender to the Borrower and the other Lenders and such notice shall state that any Lender may make available to the Administrative Agent all or any portion of the Defaulting Lender’s share of such Loan, as applicable (but in no way shall any other Lender or the Administrative Agent be obliged to do so), in the place and stead of the Defaulting Lender. If more than one Lender gives notice that it is prepared to make funds available in the place and stead of a Defaulting Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the “Contributing Lenders” and individually called the “Contributing Lender”) are prepared to make available exceeds the amount of the advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its Pro Rata Share of such advance based on the Contributing Lenders’ relative commitments to advance in such circumstance. If any Contributing Lender makes funds available in the place and stead of a Defaulting Lender in such circumstances, then the Defaulting Lender shall (i) pay to such Contributing Lender, forthwith on demand, (x) any amount advanced to the Borrower on the Defaulting Lender’s behalf together with interest thereon at the same rate payable by the Borrower on the funds advanced for each day from the date of advance to the date of payment, against payment by such Contributing Lender making the funds available of all interest received in respect of the Loan from the Borrower, and (y) such Defaulting Lender’s Pro Rata Share of the Commitment Fee previously received by it in an amount equal to the amount of the Defaulting Lender’s failed commitment for such Loan divided by the Total Commitment Amount (the “Defaulting Percentage”), and (ii) transfer to the Contributing Lender, in consideration for payment to the Defaulting Lender of ten dollars ($10) and no other fee or compensation (and at such Defaulting Lender’s sole cost and expense), its Defaulting Percentage of all Warrants previously issued to such Defaulting Lender. In furtherance of the foregoing, each Lender acknowledges and agrees that, until such time as such Lender has funded its respective commitment for the Tranche Two Loan or Tranche Three Loan, as the case may be, such Lender shall not be entitled to sell, assign, transfer or otherwise dispose of (a “Disposition”) that portion of the Warrants issued to it corresponding to the portion of the Loans not yet funded by such Lender at such time divided by the Total Commitment Amount at such time, and that any such Disposition of such Warrants shall be restricted accordingly. In addition to interest as aforesaid, the Borrower shall pay all amounts which would otherwise have been owing and payable by the Borrower to the Defaulting Lender hereunder (with respect to the amounts advanced by the Contributing Lenders to the Borrower on behalf of the Defaulting Lender) to the Contributing Lenders until such time as the Defaulting Lender pays to the Administrative Agent for the Contributing Lenders all amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender.

3.3	Time and Place of Payments

Unless otherwise expressly provided herein, the Borrower shall make all payments pursuant to this agreement or pursuant to any document, instrument or agreement delivered pursuant hereto by deposit to the Agent Account before 12:00 p.m. (Toronto time) on the day specified for payment and the Administrative Agent shall be entitled to withdraw the amount of any payment due to the Administrative Agent or the Lenders hereunder from such account on the day specified for payment.

3.4	Remittance of Payments

Forthwith after receipt in the Agent Account by the Administrative Agent of any payment of principal, interest, fees or other amounts for the benefit of the Lenders pursuant to Section 3.3, the Administrative Agent shall, subject to Section 6.2, remit to each Lender, in immediately available funds, such Lender’s Pro Rata Share of such payment (except to the extent such payment results from a Loan with respect to which a Defaulting Lender had failed, pursuant to Section 3.2, to make available to the Administrative Agent any portion of its required share of such Loan and where any other Lender has made funds available in the place and stead of such Defaulting Lender).

3.5	Evidence of Indebtedness

The Administrative Agent shall maintain accounts wherein the Administrative Agent shall record the amount of credit outstanding, each payment of principal and interest on account of each Loan. The Administrative Agent’s accounts constitute, in the absence of demonstrable error, prima facie evidence of the indebtedness of the Borrower pursuant to this agreement.

3.6	Notice Periods

Each Drawdown Notice shall be given to the Administrative Agent prior to 3:00 p.m. (Toronto time) on a date not later than the tenth (10th) Banking Day prior to the date of any drawdown (except for the Drawdown Notice for the Tranche One Loan, which may be given one (1) Banking Day prior to the date of that drawdown). Any Prepayment Notice shall be given to the Administrative Agent prior to 3:00 p.m. (Toronto time) on a date no later than the fifth (5th) Banking Day prior to the date of any voluntary prepayment.

Article 4
DRAWDOWNS

4.1	Drawdown Notice

Subject to the provisions of this agreement and provided that all of the applicable conditions precedent set forth in Article 10 have been fulfilled by the Borrower or waived by the Lenders as provided in Section 12.13, the Borrower may, from time to time, obtain any Loan hereunder by giving to the Administrative Agent an irrevocable notice in substantially the form of Schedule D (a “Drawdown Notice”) in accordance with Section 3.6 and specifying:

(a)	the date of the advance of the Loan; and

(b)	the principal amount of the Loan to be advanced.

Article 5
INTEREST AND FEES

5.1	Interest Rates

The Borrower shall pay to the Lenders, in accordance with Section 3.3, interest on the outstanding principal amount from time to time of each Loan at the Interest Rate.

5.2	Calculation and Payment of Interest

(a)	Interest on the outstanding principal amount from time to time of each Loan shall accrue from day to day from and including the date on which such Loan is advanced to but excluding the date on which such Loan is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of a 360-day year consisting of twelve 30-day months.

(b)	Accrued interest shall be paid quarterly in arrears on the last Banking Day of December, March, June and September in each year (beginning with March 30, 2020), and on the Maturity Date.

(c)	Prior to the date that the Borrower has raised the Additional Equity, payment of accrued interest shall be paid by the Borrower from its own resources; provided however, the Borrower shall be entitled to use proceeds of the Loan strictly for the purposes of paying accrued interest required to be paid by the Borrower on the last Banking Day of March, 2020 and June, 2020. After the date that the Borrower has raised the Additional Equity, and strictly conditional upon the Borrower raising the Additional Equity, the Borrower shall be entitled to use proceeds of the Loan for the purposes of paying accrued interest on the Loans.

5.3	General Interest Rules

(a)	For the purposes of this agreement, whenever interest is calculated on the basis of a year other than 365 or 366 days, each rate of interest determined pursuant to such calculation expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 365 or 366 days, respectively.

(b)	Interest on each Loan and on overdue interest thereon shall be payable in the currency in which such Loan is denominated during the relevant period.

(c)	If the Borrower fails to pay any fee or other amount of any nature payable by it to the Administrative Agent or the Lenders hereunder or under any Credit Document or other document, instrument or agreement delivered pursuant hereto as and when due in accordance with the terms of this agreement, the Borrower shall (without duplication to payments required under Section 10.4 or 11.4) pay to the Administrative Agent or the Lenders, as the case may be, interest on such overdue amount in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well after as before judgment), at the rate per annum, calculated and, to the extent unpaid, compounded monthly, which is equal to the Interest Rate plus an additional 2% per annum. Such interest on overdue amounts shall become due and be paid on the earlier of (i) the date that demand is made by the Administrative Agent and (ii) the last day of each month.

(d)	If any provision of this agreement would oblige the Borrower to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by Applicable Law or would result in a receipt by that Lender of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Applicable Law or so result in a receipt by that Lender of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary (but only to the extent necessary), as follows:

	(i)	first, by reducing the amount or rate of interest required to be paid to the affected Lender under this Article 5; and

	(ii)	thereafter, by reducing any fees, commissions, costs, expenses, premiums and other amounts required to be paid to the affected Lender which would constitute interest for purposes of section 347 of the Criminal Code (Canada).

5.4	Commitment Fee

The Borrower shall pay the Lenders an upfront fee in an aggregate amount equal to 1.00% of the Loans (the “Commitment Fee”) on the Closing Date, which Commitment Fee shall be earned and payable to each of the Lenders on the Closing Date on a pro rata basis in their respective Pro Rata Shares. In satisfaction of the payment of the Commitment Fee by the Borrower, each Lender may deduct its pro rata share of such Commitment Fee from the portion of the Tranche One Loan to be advanced by such Lender to the Borrower.

Article 6
replacement of Lenders, Indemnity and Tax Provisions

6.1	Conditions of Credit

The obtaining or maintaining of Loans hereunder shall be subject to the terms and conditions contained in this Article 6.

6.2	Replacement of Lenders

(a)	If any Lender is a Defaulting Lender, or if any Lender is a Non-Consenting Lender, or if the Borrower is required to pay any additional amount to any Lender or any Governing Authority for the account of any Lender pursuant to Section 6.4, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 13.5), all its interests, rights and obligations under this agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (a) if such assignee is not otherwise a Lender, Affiliate of any Lender or any fund managed by a Lender, the Borrower shall have received the prior written consent of the Administrative Agent (acting at the written direction of the Majority Lenders), which consent shall not unreasonably be withheld, (b) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts) and (c) in the case of any such assignment resulting from payments required to be made pursuant to Section 6.4, such assignment will result in a reduction in such compensation or payments. Upon any such assignment, Schedule A shall be deemed to be amended as required to reflect such assignment.

(b)	If the Borrower is required to pay any additional amount to any Lender or any Governing Authority for the account of any Lender pursuant to Section 6.4, then such Lender shall, following a request from the Borrower use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or an Affiliate of such Lender, if, in the judgment of such Lender, acting reasonably, such designation or assignment (a) would eliminate or reduce amounts payable pursuant to Section 6.4 in the future, and (b) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower shall pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

6.3	Indemnity for Transactional Liability

(a)	The Borrower hereby agrees to indemnify and hold the Agents, each other Finance Party and its Affiliates and each of its and their respective shareholders, officers, directors, employees and agents (collectively, the “Indemnified Parties”) free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), and including, without limitation, reasonable and documented legal fees and out of pocket disbursements and amounts paid in settlement thereof (which settlement, other than any settlement made to avoid criminal sanction to any Finance Party, is approved by the Borrower) (collectively in this Section 6.3(a), the “Indemnified Liabilities”), incurred or suffered by, the Indemnified Parties or any of them as a result of, or arising out of, or relating to (i) the making of the Loans contemplated herein, (ii) any actual or threatened investigation, litigation or other proceeding relating to any Loan extended or proposed to be extended as contemplated herein or (iii) the execution, delivery, performance or enforcement of the Credit Documents and any instrument, document or agreement executed pursuant hereto or thereto, except for any such Indemnified Liabilities claimed by an Indemnified Party that a court of competent jurisdiction determines, by way of final and unappealable judgement, arose on account of such Indemnified Party’s gross negligence or willful misconduct.

(b)	All obligations provided for in this Section 6.3 shall survive indefinitely the permanent repayment of the outstanding credit hereunder and the termination of this agreement. The obligations provided for in this Section 6.3 shall not be reduced or impaired by any investigation made by or on behalf of an Agent or any other Finance Party.

(c)	The Borrower hereby agrees that, for the purposes of effectively allocating the risk of loss placed on the Borrower by this Section 6.3, each Agent and each other Finance Party shall be deemed to be acting as the agent or trustee on behalf of and for the benefit of their respective Affiliates and each of its and their shareholders, officers, directors, employees and agents.

(d)	If, for any reason, the obligations of the Borrower pursuant to this Section 6.3, shall be unenforceable, the Borrower agrees to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under Applicable Law.

(e)	The indemnity under this Section 6.3 shall not apply to any matters specifically dealt with in Sections 6.4, 6.5 or 9.1(f).

6.4	Gross-Up for Taxes

(a)	Any and all payments or credits made by or on behalf of the Obligors under this agreement or under any other Credit Document (any such payment being hereinafter referred to as a “Payment”) to or for the benefit of the Administrative Agent or any other Finance Party shall be made without set-off or counterclaim, and without deduction or withholding for, or on account of, any and all present or future Taxes except to the extent that such deduction or withholding is required by law or the administrative practice of any Governing Authority. If any such Taxes are so required to be deducted or withheld from or in respect of any Payment made to or for the benefit of the Administrative Agent or any other Finance Party, the Borrower shall:

(i)	promptly notify the Administrative Agent of such requirement;

(ii)	if the Tax is an Indemnified Tax, pay to the Administrative Agent or other Finance Party, as the case may be, in addition to the Payment to which the Administrative Agent or other Finance Party is otherwise entitled, such additional amount as is necessary to ensure that the net amount actually received by the Administrative Agent or other Finance Party (net of the full amount of any Indemnified Taxes required to be deducted or withheld from the Payment and any additional amount paid by the Borrower under this Section 6.4(a), whether assessable against the Borrower, the Administrative Agent or such other Finance Party) equals the full amount the Administrative Agent or other Finance Party, as the case may be, would have received had no such deduction or withholding been required;

(iii)	make such deduction or withholding;

(iv)	pay to the relevant Governing Authority in accordance with Applicable Law the full amount of Taxes required to be deducted or withheld (including the full amount of Taxes required to be deducted or withheld from any additional amount paid by the Borrower to the Administrative Agent or other Finance Party under this Section 6.4(a)) within the time period required by Applicable Law; and

(v)	as promptly as possible thereafter, forward to the Administrative Agent or other Finance Party, as the case may be, an original official receipt (or a certified copy), or other documentation reasonably acceptable to the Administrative Agent or other Finance Party, evidencing such payment to such Governing Authority.

(b)	In addition, the Borrower agrees to duly and timely pay any and all present or future Other Taxes to the relevant Governing Authority.

(c)	The Borrower hereby indemnifies and holds harmless the Administrative Agent and each other Finance Party for the full amount of Indemnified Taxes and Other Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 6.4), interest, penalties and other liabilities, levied, imposed or assessed against (and whether or not paid directly by) the Administrative Agent or any other Finance Party, as applicable, and for all expenses arising therefrom or with respect thereto, or resulting from or relating to the Borrower’s failure to:

(i)	remit to the Administrative Agent or any other Finance Party the documentation referred to in Section 6.4(a)(v); or

(ii)	pay any Taxes or Other Taxes when due to the relevant Governing Authority (including, without limitation, any Taxes imposed by any Governing Authority on amounts payable under this Section 6.4).

The provisions of this Section 6.4(c) shall apply whether or not such Taxes were correctly or legally imposed, asserted or assessed. The Administrative Agent or any other Finance Party who pays any Indemnified Taxes or Other Taxes, shall promptly notify the Borrower of such payment, provided, however, that failure to provide such notice shall not detract from, or compromise, the obligations of the Borrower under this Section 6.4. Payment pursuant to this indemnification shall be made within 30 days from the date the Administrative Agent or any other Finance Party, as the case may be, makes written demand therefor accompanied by a certificate as to the amount of such Indemnified Taxes or Other Taxes and the calculation thereof, which calculation shall be conclusive evidence of such amount absent manifest error.

(d)	If the Borrower determines in good faith that a reasonable basis exists for contesting any Taxes for which a payment has been made under this Section 6.4, the relevant Finance Party, as applicable, shall, if so reasonably requested by the Borrower, reasonably cooperate with the Borrower in challenging such Taxes at the Borrower’s expense.

(e)	If any Finance Party determines in its sole discretion exercised in good faith that it has received a refund of, or credit for, Taxes for which a payment has been made by the Borrower under this Section 6.4, which refund or credit is attributable to the Taxes giving rise to such payment made by the Borrower, then such Finance Party shall reimburse the Borrower for such amount (if any, without interest, but not exceeding the amount of any payment made under this Section 6.4 that gives rise to such refund or credit), net of any out-of-pocket expenses (including Taxes) of such Finance Party which such Finance Party determines in its absolute discretion exercised in good faith will leave it, after such reimbursement, in no worse after-Tax position than it would have been in if such Taxes had not been exigible. The Borrower, upon the request of the Administrative Agent or any other Finance Party, agrees to repay the Administrative Agent or other Finance Party, as the case may be, any portion of any such refund or credit paid over to the Borrower that the Administrative Agent or other Finance Party, as the case may be, is required to pay to the relevant Governing Authority and agrees to pay any interest, penalties or other charges paid by the Administrative Agent or other Finance Party, as the case may be, as a result of or related to such payment to such Governing Authority. Neither the Administrative Agent nor any other Finance Party shall be under any obligation to arrange its tax affairs in any particular manner so as to claim any refund or credit. None of the Finance Parties shall be obliged to disclose any information regarding its tax affairs or computations to the Borrower or any other Person in connection with this Section 6.4(e) or any other provision of this Section 6.4.

(f)	Any Finance Party that is entitled to an exemption from or reduction of any Indemnified Taxes or Other Taxes with respect to any payments made under this agreement shall, at the sole cost and expense of the Borrower, deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation as the Borrower or the Administrative Agent may reasonably request to permit such payments to be made without withholding or at a reduced rate of withholding. In addition, each Finance Party, if reasonably requested by the Borrower or the Administrative Agent, shall, at the sole cost and expense of the Borrower, deliver such other documentation reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Finance Party is subject to withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation shall not be required if, in the Finance Party’s sole discretion, acting reasonably, such completion, execution or submission would subject such Finance Party to any unreimbursed cost or expense or could reasonably be expected to materially prejudice, or be materially burdensome to, the legal or commercial position of such Finance Party.

(g)	The provisions of this Section 6.4 shall survive without limitation the termination of the Credit Facility and this agreement and all other Credit Documents and the permanent repayment of the outstanding credit and all other amounts payable hereunder.

6.5	Environmental Indemnity

Each Obligor shall indemnify and hold harmless the Indemnified Parties forthwith on demand by the Administrative Agent from and against any and all claims, suits, actions, damages, costs, losses, liabilities, penalties, obligations, judgements, charges and expenses (including without limitation, all reasonable and documented legal fees and disbursements on a solicitor and his own client basis) of any nature whatsoever, suffered or incurred by the Indemnified Parties or any of them in connection with the Credit Facility, whether as beneficiaries under the Credit Documents, as successors in interest of the Obligors or any of their Subsidiaries, or voluntary transfer in lieu of foreclosure, or otherwise howsoever, with respect to any Environmental Claims relating to the Assets of the Borrower or any of its Subsidiaries arising under any Environmental Laws as a result of the past, present or future operations of the Borrower or any of its Subsidiaries (or any predecessor in interest to the Borrower or its Subsidiaries), or the past, present or future condition of any part of the Assets of the Borrower or its Subsidiaries owned, operated or leased by the Borrower or its Subsidiaries (or any such predecessor in interest), including any liabilities arising as a result of any indemnity covering Environmental Claims given to any Person by the Lenders or an Agent or a Receiver or similar person appointed hereunder or under Applicable Law, in each case, acting reasonably (collectively, the “Indemnified Third Party”); but excluding any Environmental Claims or liabilities relating thereto to the extent that such Environmental Claims or liabilities arise by reason of the gross negligence or wilful misconduct of the Indemnified Party or the Indemnified Third Party claiming indemnity hereunder. In the case of indemnities covering Environmental Claims provided by an Agent or Lender in favour of an Indemnified Third Party, such Agent or Lender shall provide the Borrower with prompt notice of such indemnity; provided that, (i) neither of the Agents nor any Lender shall have any liability whatsoever for any failure to provide notice as aforesaid and (ii) the failure to provide such notice to the Borrower shall not in any manner affect the right of any Agent or any Lender to give notice of any claim under this Section 6.5. In all other cases, the Administrative Agent shall provide the Borrower with prompt notice of any indemnity covering Environmental Claims provided in favour of an Indemnified Third Party upon a Responsible Officer of the Administrative Agent becoming aware of such indemnity. The provisions of this Section shall survive the repayment of the Secured Obligations.

6.6	Benefit of Indemnities

For the purposes of providing the benefit of the indemnities contained in Sections 6.3 and 6.5 in favour of the Indemnified Parties and Indemnified Third Parties which are not a party hereto, the applicable Lender or Agent, as the case may be, shall, in addition to contracting on its own behalf, be deemed to be contracting as agent and trustee for and on behalf of such persons.

Article 7
REPAYMENTS AND PREPAYMENTS

7.1	Repayment of Credit Facility

(a)	Mandatory Repayment on Maturity. The Borrower shall repay to the Lenders the outstanding principal amount of the Loans on the Maturity Date, together with all accrued and unpaid interest thereon and all other Secured Obligations owing by the Obligors to and including such date.

(b)	Mandatory Repayment upon a Change of Control. Upon the date of occurrence of a Change of Control, the Borrower shall repay to the Lenders the outstanding principal amount of the Loans together with a premium of two percent (2%) on such principal amount, together with all accrued and unpaid interest thereon and all other Secured Obligations owing by the Obligors to and including such date.

(c)	Mandatory Repayments from the Proceeds of Permitted Distributions. The Borrower shall, upon the occurrence of any Distribution described in paragraphs (b), (c) and (d) of the definition of Permitted Distributions, immediately repay the Loans, together with all accrued and unpaid interest thereon and all other Secured Obligations owing by the Obligors to and including the date of such Distribution in the amounts stated in such subparagraphs as required to be used to repay such amounts..

7.2	Voluntary Prepayments under Credit Facility

The Borrower shall be entitled to prepay all or any portion of any outstanding Loan at any time, without premium or penalty if such prepayment is made solely from cash proceeds from operations of the Borrower or its Subsidiaries. If any prepayment is made with proceeds of (a) third-party debt funding (which funding must be in an amount sufficient to prepay the Secured Obligations in full if such funding does not constitute Permitted Debt), (b) the issuance of Equity Interests by the Borrower or (c) proceeds from the exercise of warrants, the Borrower shall prepay such amounts, together with (i) a premium of 2.0% on the principal amount prepaid and (ii) without duplication, all accrued and unpaid interest thereon and all other Secured Obligations owing by the Obligors to and including the date of such prepayment. Amounts which are prepaid as aforesaid may not be reborrowed.

7.3	Prepayment Notice

The Borrower shall give written notice to the Administrative Agent of each voluntary prepayment pursuant to Section 7.2. Such notice (a “Prepayment Notice”) shall be irrevocable, shall be given in accordance with Section 3.6 and shall specify:

(a)	the amount of the prepayment to be made;

(b)	the date on which the prepayment is to take place; and

(c)	the source of the funds being used for the prepayment.

Article 8
REPRESENTATIONS AND WARRANTIES

8.1	Representations and Warranties

To induce the Lenders and the Agents to enter into this agreement and to induce the Lenders to advance the Loans hereunder, the Borrower hereby represents and warrants to the Lenders and the Agents, as of the date of this agreement and, as of the date of each advance of the Loans hereunder, as follows, and acknowledges and confirms that the Lenders and the Agents are relying upon such representations and warranties in entering into this agreement and in advancing the Loans hereunder and that such reliance by the Lenders and the Agents shall not be construed to be lessened or mitigated by any due diligence investigation that may be conducted by the Lenders or an Agent:

(a)	Status and Power. Each Obligor is organized, validly existing and is subsisting in good standing under the laws of the jurisdiction governing its existence. Each Obligor is qualified, registered or licensed in all Relevant Jurisdictions. Each Obligor has all requisite capacity, power and authority to own, hold under licence or lease its properties, to carry on its business as now conducted where the nature of its business activities require such qualification, registration or licensing, except to the extent that any failure to do so could not reasonably be expected to have a Material Adverse Effect. Each Obligor has all requisite corporate capacity to enter into, and carry out the transactions contemplated by, each Credit Document to which it is a party.

(b)	Authorization and Enforcement. All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance of the Credit Documents by each Obligor which is a party thereto. Each Obligor has duly executed and delivered the Credit Documents to which it is a party. The Credit Documents to which each Obligor is a party are legal, valid and binding obligations of such Obligor, enforceable against such Obligor in accordance with their respective terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally, (ii) the fact that the courts may deny the granting or enforcement of equitable remedies and (iii) the fact that, pursuant to the Currency Act (Canada), no court in Canada may make an order expressed in any currency other than lawful money of Canada.

(c)	Compliance with Other Instruments. The execution, delivery and performance by each Obligor of the Credit Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, (i) do not and will not conflict with, result in (A) any breach or violation of, or constitute a default under, the terms, conditions or provisions of the articles or constating documents or by laws of, or any shareholder agreement or declaration relating to, such Obligor or of any law, regulation, judgment, decree or order binding on or applicable to such Obligor or to which its property is subject or (B), any material breach or violation of, or constitute a default under, any Material Agreement, Permit or other instrument to which such Obligor is a party or is otherwise bound or by which such Obligor benefits or to which its Assets are subject, (ii) will not create or give rise to any Encumbrances on any Obligor’s Assets, except for any Encumbrance created or arising under the Credit Documents and (iii) do not require the consent or approval of any Governing Authority or any other party, other than such consents as have been obtained and are in effect.

(d)	Financial Statements. The Financial Statements and the unaudited quarterly consolidated financial statements for the Borrower were prepared in accordance with GAAP and no Material Adverse Change has occurred in the consolidated financial condition or operations of the Borrower since the date of such Financial Statements. The balance sheet contained in each of the Financial Statements and the unaudited quarterly consolidated financial statements for the Borrower fairly presents in all material respects the consolidated financial condition of the Borrower as at the date thereof and the statements of income contained in the Financial Statements or the unaudited quarterly consolidated financial statements for the Borrower, as applicable, fairly presents in all material respects the consolidated results of operations of the Borrower during the fiscal period covered thereby. Other than as disclosed in the Financial Statements or the unaudited quarterly consolidated financial statements for the Borrower (including the notes thereto), there are no obligations (including contingent obligations) of the Borrower or any of its Subsidiaries of a material nature.

(e)	Litigation, etc. Save and except as set out in Schedule I (which is up to date as of the Closing Date), there are no actions, suits, investigations, claims or proceedings which have been commenced or, to the knowledge of the Borrower, have been threatened in writing against or affecting any Obligor as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected to have a Material Adverse Effect.

(f)	Title to Assets. Each Obligor has good and marketable title to all of its property, assets and undertaking, free from any Encumbrances other than the Permitted Encumbrances.

(g)	Conduct of Business. No Obligor is in violation of any Applicable Laws (including, without limitation, Environmental Laws) or Permits in a manner which could reasonably be expected to have a Material Adverse Effect. Subject to Schedule O, each Obligor has all Permits which are required to own its properties and Assets and to operate its businesses where they are currently being operated, except (i) those Permits the absence of which could not reasonably be expected to have a Material Adverse Effect and (ii) those which are not now necessary and which are expected to be obtained in the ordinary course of business by the time they are necessary.

(h)	No Default. No Default or Event of Default exists or would result from the incurring of any Secured Obligations. No Obligor is in default under any Material Agreement or under or with respect to any contractual obligation in any respect which, individually or together with all such defaults, could reasonably be expected to have a Material Adverse Effect, or that would, if such default had occurred after the initial drawdown hereunder, create an Event of Default.

(i)	Tax Returns and Taxes. Each Obligor has filed all material tax returns and tax reports required by law to have been filed by it and has paid all material taxes and governmental charges owing or payable by it, except any such taxes or charges which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books.

(j)	Consents, Approvals, etc. No consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions or other documents or instruments which have not already been provided to the Administrative Agent are required to be entered into by any Person (i) to implement the transactions at the times and in the manner contemplated by the Credit Documents, (ii) to make effective the Security created or intended to be created by any Obligor in favour of the Collateral Agent at the times and in the manner required pursuant to the Security Documents or (iii) to ensure the perfection and the intended priority of such Security at the times and in the manner required by the Credit Documents, other than financing statements filed in connection with such Security.

(k)	Encumbrances. The Encumbrances granted to the Collateral Agent pursuant to the Security Documents are fully perfected first priority Encumbrances in and to the Secured Assets, subject only to Permitted Encumbrances.

(l)	French Form of Corporate Name. As of the Closing Date, there is no French form of the corporate name of any Obligor.

(m)	Assets Insured. The Obligors maintain insurance policies and coverage over the Secured Assets with insurers, in amounts, for risks and otherwise on terms (subject to the amount of such deductibles as are reasonable and normal in the circumstances) and against loss or damage as are customary for property in the nature of the Secured Assets and in the case of Persons engaged in the same or similar businesses and similarly situated and there is no material continuing default by the applicable Obligors insured under the provisions of such policies of insurance maintained.

(n)	Corporate Structure. As of the Closing Date, Schedule E accurately sets out a corporate structure chart of the Obligors and their Subsidiaries.

(o)	Employment and Labour Agreements. Each Obligor is in compliance with the terms and conditions of all collective bargaining agreements (if any) and other labour agreements to which it is subject, except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect.

(p)	Anti-Money Laundering Laws and Anti-Corruption Laws. Each Obligor is in compliance in all material respects, with the PATRIOT Act, the Bank Secrecy Act and AML Legislation or Anti-Corruption Laws (including the U.S. Foreign Corrupt Practices Act of 1977) to the extent any such Obligor is legally required to comply with such laws. Each Obligor and its Subsidiaries has instituted and maintains in effect policies and procedures reasonably designed to ensure compliance by the Obligors, their Subsidiaries and their respective directors, officers, employees and agents with applicable AML Legislation and Anti-Corruption Laws.

(q)	No Material Adverse Effect. Since the date of the most recent Financial Statements of the Borrower furnished to the Administrative Agent, there has been no Material Adverse Change, and no event or circumstance has occurred that could reasonably be expected to result in a Material Adverse Effect.

(r)	Intellectual Property. Each Obligor has rights sufficient for it to use all the Intellectual Property reasonably necessary for the conduct of its business. No Obligor has received any notice of any claim of infringement or similar claim or proceeding relating to any of its Intellectual Property which, if determined against such Obligor, could reasonably be expected to have a Material Adverse Effect.

(s)	Material Agreements and Permits.

(i)	Schedule H accurately sets out all Material Agreements and Permits held (subject to Schedule O) by the Obligors as of the Closing Date.

(ii)	Each Permit is valid, subsisting and in good standing and the Obligors are not in default or breach of any Permit and, to the knowledge of the Obligor, no proceeding is pending or has been threatened in writing by the applicable Governing Authority to revoke or terminate any Permit, except (A) where breach of the foregoing could not reasonably be expected to have a Material Adverse Effect and (b) those Permits which are not now necessary and which are expected to be obtained in the ordinary course of business by the time they are necessary.

(iii)	The Obligors are not in default or breach of any Material Agreement and are not aware of any default thereunder by any party to any Material Agreement, in each case, where such breach or default could reasonably be expected to have a Material Adverse Effect.

(t)	Relevant Jurisdictions. Schedule F identifies in respect of each Obligor as of the Closing Date, the Relevant Jurisdictions including the full address of such Obligor’s chief executive office and all places of business and, if different, the address at which the books and records of such Obligor are located.

(u)	Solvency. As at the Closing Date and after giving effect to the making of the Loans hereunder on such date, no Obligor is an Insolvent Person.

(v)	Non-Arm’s Length Transactions. All agreements, arrangements or transactions between any Obligor, on the one hand, and any Affiliate of or other Person not dealing at Arm’s Length with such Obligor (other than another Obligor and other than ordinary course arrangements with any employee, management or director of an Obligor), on the other hand, in existence as of the Closing Date are set forth on Schedule J.

(w)	Debt. There exists no Debt of an Obligor that is not Permitted Debt.

(x)	Sanctions. To the best knowledge of the Borrower after due inquiry, neither it nor any of its Subsidiaries is in violation of any of the country or list based economic and trade sanctions administered and enforced by OFAC or the United States Department of State or under Canadian Sanctions Law (“Sanctions Laws”). No Obligor is a Canada Blocked Person or a Sanctioned Entity. No proceeds of any Loan will be used in any manner that will result in a violation by any Lender of any U.S. sanctions administered by OFAC or the United States Department of State or any Canadian Sanctions Law. Notwithstanding anything in this agreement, nothing in this agreement shall require the Borrower or any of its Subsidiaries that are registered or incorporated under the laws of Canada or of a province thereof, or any officers, directors or employees thereof, to commit an act or omission that contravenes the Foreign Extraterritorial Measures (United States) Order, 1992.

(y)	Environmental.

(i)	Each Obligor and its Assets taken as a whole comply in all respects and the businesses, activities and operations of same and the use of such Assets and the processes and undertakings performed thereon comply in all respects with all Environmental Laws except to the extent that failure to so comply could not reasonably be expected to have a Material Adverse Effect; further, no Obligor knows of any facts which result in or constitute or are likely to give rise to non-compliance with any Environmental Laws, which facts or non-compliance could reasonably be expected to have a Material Adverse Effect.

(ii)	No Obligor has received written notice of non-compliance with any Environmental Laws and, except as previously disclosed to an Agent in writing, has knowledge of any facts which could reasonably be expected to give rise to any notice of non-compliance with any Environmental Laws, which non-compliance has had or could reasonably be expected to have a Material Adverse Effect and no Obligor has received any notice that any Obligor is a potentially responsible party for a federal, provincial, state, regional, municipal or local clean up or corrective action in connection with their respective properties, assets and undertakings where such clean up or corrective action has had or could reasonably be expected to have a Material Adverse Effect.

(z)	Securities Laws and Public Disclosure.

(i)	The Borrower is in compliance in all material respects with all of its disclosure obligations under the Applicable Securities Laws. Each of the Disclosure Documents filed since January 1, 2017 was, as of the date thereof, in compliance in all material respects with the Applicable Securities Laws and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There is no fact or circumstance known to the Borrower which the Borrower has not publicly disclosed which materially adversely affects, or so far as the Borrower can reasonably foresee, could materially adversely affect, the assets, liabilities (contingent or otherwise), affairs, business, capital, condition (financial or otherwise), operations or prospects of the Borrower or materially adversely affects, or so far as the Borrower can reasonably foresee, could materially adversely affect, the ability of the Borrower to perform its obligations under the Credit Facility. The Borrower has not filed any confidential material change reports with applicable securities regulators that have not been made public.

(ii)	Since December 31, 2018, there has not occurred any material change in the assets, liabilities (absolute, accrued, contingent or otherwise), affairs, business, capital, condition (financial or otherwise), operations or prospects of the Borrower and its subsidiaries taken as a whole, and no event has occurred or circumstance exists which could reasonably be expected to result in such a material change, which has not been publicly disclosed.

(iii)	The Borrower has not disclosed to any Lender any “material fact” or “material change” (as such terms are defined under the Securities Act (Ontario)) with respect to the Borrower that has not been generally disclosed (as such term is used under the Securities Act (Ontario)).

(iv)	No order or ruling preventing, ceasing or suspending trading in any securities of the Borrower or prohibiting the issue and sale of securities by the Borrower has been issued by any Governing Authority and no proceedings or investigations for such purposes have been instituted or, to the best of the knowledge of the Borrower, are pending or threatened by any Governing Authority.

(aa)	Full Disclosure. All written information provided to an Agent or a Lender by or on behalf of the Obligors in connection with the Credit Facility is true and correct in all material respects and none of the documentation furnished to an Agent or any Lender by or on behalf the Obligors in connection with the Credit Facility omits or will omit when furnished, a material fact necessary in order to make the statements contained therein, taken as a whole, not materially misleading in light of the circumstances under which such statements are made.

8.2	Accredited Investor Status

Each Lender hereby represents and warrants that it is acquiring the Warrants being issued to it pursuant to the exemption provided by Section 2.3 of National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators (“NI 45-106”) as an “accredited investor” and is either acquiring the Warrants as principal for its own account, or is deemed to be acquiring the Warrants as principal for its own account in accordance with applicable securities laws and has completed, executed and delivered the Accredited Investor Status Certificate attached as Schedule K hereto and the information contained therein is true and correct. No Lender was created, and is being used, solely to acquire and hold the Warrants in reliance on an exemption from prospectus requirements under applicable securities laws. In addition, each Lender that is a U.S. Person hereby represents and warrants that it is an “accredited investor” that meets the criteria set forth in Rule 501(a) of Regulation D under the U.S. Securities Act and the Warrants are being issued to a limited number of Lenders that are U.S. Persons pursuant to the exemption from registration provided by Rule 506 of Regulation D under the U.S. Securities Act and exemptions from the qualification requirements under applicable state securities laws and has completed, executed and delivered the U.S. Accredited Investor Certification Letter attached as Schedule L hereto and the information contained therein is true and correct.

8.3	Survival of Representations and Warranties

All of the representations and warranties of the Borrower contained in Section 8.1 and of the Lenders contained in Section 8.2 shall survive the execution and delivery of this agreement and shall continue until the Secured Obligations Termination Date, notwithstanding any investigation made at any time by or on behalf of the Administrative Agent or any of the Lenders.

Article 9
COVENANTS

9.1	Affirmative Covenants

The Borrower hereby covenants and agrees with the Agents and the Lenders that, until the Secured Obligations Termination Date, or unless waived in writing in accordance with Section 12.13:

(a)	To Pay Taxes. Each Obligor shall file all material Tax returns required to be filed by it with the relevant Governing Authority and timely and duly pay or cause to be paid all material Taxes due and payable by it to the relevant Governing Authority, save and except when and so long as the validity of any such Taxes that are in good faith being contested by appropriate proceedings and for which the applicable Obligor is maintaining adequate reserves.

(b)	Existence and Conduct of Business. Each Obligor shall maintain its existence in good standing (subject to Section 9.2(i)) and do or cause to be done all things necessary to keep in full force and effect all necessary Permits, rights, licences and qualifications to carry on business in any jurisdiction in which it carries on business, except where such failure could not be reasonably expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, all mineral concessions referred to in Schedule H, as such mineral concessions may be renewed or extended from time to time (and all additional mineral concessions obtained after the date of this agreement, if any, required for the construction, development or operation of the Camino Rojo Project or Cerro Quema Project) shall be maintained in full force and effect; provided that each Obligor may relinquish any mining concession that is not required for the construction, development or operation of the Camino Rojo Project or the Cerro Quema Project upon one Banking Day’s prior written notice to the Administrative Agent of such Obligor’s intention to do so.

(c)	Compliance with Applicable Laws. Each Obligor shall (i) comply with all Applicable Laws (including compliance with all Environmental Laws), except where the failure to do so could not reasonably be expected to result in a Material Adverse Effect and (ii) comply with all AML Legislation, Anti-Corruption Laws and applicable Sanctions Laws.

(d)	Reporting. The Borrower shall deliver to the Administrative Agent for further distribution to the Lenders:

(i)	during the construction of the Camino Rojo Project, monthly financial reports prepared for management and the board of directors of the Borrower concurrently with delivery of such reports to the management and board of directors of the Borrower;

(ii)	following completion of the construction of the Camino Rojo Project:

(A)	within 45 days after the end of each of the first three Fiscal Quarters of the Borrower in each Fiscal Year, unaudited quarterly consolidated financial statements for the Borrower; and

(B)	within 90 days after the end of each Fiscal Year of the Borrower, annual audited consolidated financial statements for the Borrower, including separated results for the fourth Fiscal Quarter of such Fiscal Year;

(iii)	concurrently with the delivery of the financial statements described in paragraphs (ii)(A) and (ii)(B), an executed and completed compliance certificate, in the form attached as Schedule B, evidencing compliance with the terms of this agreement;

(iv)	prompt notice of any Default or Event of Default after the Borrower learns of the occurrence thereof;

(v)	prompt notice of any (u) Material Adverse Change, (v) material litigation, (w) threatened or pending material environmental investigation or claim, and (x) proceedings or actions related to any Permits; and

(vi)	prompt notice of (and if requested, a copy of) each Material Agreement (and any amendment thereto) to which any Obligor is a party or becomes a party.

Information required to be delivered pursuant to Section 9.1(d)(ii) shall be deemed to have been delivered on the date on which such information has been posted on the Borrower’s website on the Internet, at www.sedar.com or at another website identified by the Borrower by notice to the Administrative Agent and accessible by the Lenders without charge.

(e)	Use of Proceeds. The Borrower shall apply all of the proceeds of the Additional Capital to (i) finance the construction and/or the development of the Camino Rojo Project (including early project works, purchasing long-lead items and working capital needs related to the Camino Rojo Project), (ii) [commercially sensitive information redacted], and (iii) fund the normal course general and administrative expenses of the Obligors consistent with previous practice of such Obligors (provided that no proceeds of the Additional Capital shall be used to fund the exploration, development or construction of the Cerro Quema Project). For greater certainty, the aforementioned proceeds of the Additional Capital may not be used in any manner whatsoever in connection with the acquisition, development, construction or operation of, or investment in, any mine, property or business that will not be subject to the Security and a first ranking Encumbrance (subject to Permitted Encumbrances other than any Encumbrance in respect of (x) Debt described in subparagraphs (a) and (b) of the definition of Debt, and (y) Debt incurred in subparagraphs (g) and (h) of the definition of Debt as credit support for the Debt described in subparagraph (x) immediately above) in favour of the Finance Parties.

(f)	Reimbursement of Expenses. The Borrower shall (i) reimburse each Agent, on demand, for all reasonable out-of-pocket costs, charges and expenses incurred by or on behalf of such Agent (including, without limitation, the reasonable and documented legal fees, disbursements and other charges of counsel incurred by such Agent) in connection with the negotiation, preparation, execution, delivery, syndication, administration and interpretation of the Credit Documents and the closing documentation ancillary to the completion of the transactions contemplated hereby and thereby (for greater certainty, on or before the Closing Date) and any amendments and waivers hereto (whether or not consummated or entered into), and any search fees, (ii) reimburse each Agent within seven (7) days following demand (or if an Event of Default has occurred and is continuing, on demand), for all reasonable out-of-pocket costs, charges and expenses incurred by or on behalf of such Agent (including the documented fees, disbursements and other charges of counsel) incurred in connection with the ongoing administration of the Credit Documents and (iii) reimburse the Agents and the Lenders, on demand, for all reasonable out-of-pocket costs, charges and expenses incurred by or on behalf of any of them (including the documented fees, disbursements and other charges of counsel) incurred in connection with the enforcement of the Credit Documents.

(g)	Prompt Payment. Each Obligor shall duly and punctually pay or cause to be paid to the Lenders and the Agents all amounts payable under this agreement and the other Credit Documents on the due dates and at the places, in the currency and in the manner mentioned herein.

(h)	Operation of Assets. Each Obligor shall operate its businesses and properties and conduct all operations in accordance with prudent industry practice in all material respects, and in accordance with Applicable Law and with the terms and provisions of applicable Permits in all material respects, except, in each case, where such the failure to do so could not be reasonably expected to have a Material Adverse Effect.

(i)	Books and Records. Each Obligor shall at all times maintain proper records and books of account and therein make true and correct entries of all dealings and transactions relating to its business.

(j)	Inspection. Each Obligor shall, upon reasonable notice, permit representatives of, or consultants to, the Collateral Agent and Lenders (as a group), during regular business hours, subject to compliance with applicable health and safety protocols, to inspect any of its Assets, and conduct environmental site assessments and/or compliance audits, as required by the Collateral Agent (at the direction of the Arranging Lender or the Majority Lenders, acting reasonably), examine and report on all insurance maintained by or on behalf of each Obligor, as required by the Collateral Agent (at the direction of the Arranging Lender or the Majority Lenders, acting reasonably) and to examine and take extracts from its books and records, including but not limited to books and records stored in computer data banks and computer software systems, and to discuss its financial condition with its senior officers and (in the presence of such of its representatives as it may designate) its auditors; provided that, prior to an Event of Default that is continuing, all such visits, inspections and inquiries shall occur not more than once in any Fiscal Year.

(k)	Other Information. The Borrower shall, with reasonable promptness, provide to the Agents such other books of account, records, reports, and other papers and information relating to any Obligor or relating to the ability of any Obligor to perform its obligations under this agreement or any other Credit Document to which it is a party as, from time to time, may be reasonably requested by an Agent, including information readily available to the Borrower explaining the Borrower’s financial statements if such information has been reasonably requested.

(l)	Insurance.

(i)	Each Obligor shall maintain insurance in such types and in such amounts as are customary in the case of Persons engaged in the same or similar business as the Obligors and similarly situated. The Collateral Agent, on behalf of the Finance Parties, shall be designated as a first loss payee on all of the Obligors’ property policies, and all of the Obligors’ liability insurance policies shall designate the Collateral Agent and “the Lenders from time to time under the Loan Agreement” as additional insured parties.

(ii)	To the extent that the Administrative Agent receives any proceeds of any property or casualty insurance policy maintained by an Obligor hereunder and:

(A)	the aggregate amount of such proceeds (excluding proceeds which have been either (y) previously reinvested in productive Assets of an Obligor, or (z) committed to be reinvested solely in other productive Assets of an Obligor pursuant to a binding contractual commitment, purchase order or similar binding legal instrument and which are segregated in an account of such Obligor containing only such proceeds (and are not comingled with any other Assets of such Obligor)) is less than $5,000,000 in the aggregate for all such proceeds at any time then, provided that no Default has occurred and is continuing, the Administrative Agent shall promptly deliver such proceeds to the Borrower or the other applicable Obligor to be applied in the reinvestment of Assets of the Borrower or other Obligor, as applicable; or

(B)	the aggregate amount of such proceeds (excluding proceeds which have been either (y) previously reinvested in productive Assets of an Obligor, or (z) committed to be reinvested solely in other productive Assets of an Obligor pursuant to a binding contractual commitment, purchase order or similar binding legal instrument and which are segregated in an account of such Obligor containing only such proceeds (and are not comingled with any other Assets of such Obligor)) is equal to or exceeds $5,000,000 in the aggregate for all such proceeds at any time (“Restricted Insurance Proceeds”) then, provided that (I) no Default has occurred and is continuing, (II) such Obligor, as applicable, undertakes to repair, restore, replace or otherwise remedy any damage or destruction of its Assets giving rise to such proceeds, or reinvest the proceeds in other productive Assets, in a manner satisfactorily described in a written plan delivered to the Agent within thirty (30) days of payment of such proceeds by the applicable insurer (a “Reinvestment Plan”), and (III) such Reinvestment Plan has been approved by the Majority Lenders (acting reasonably), the Administrative Agent shall release the Restricted Insurance Proceeds to the Borrower or other applicable Obligor for application towards such repair, restoration, replacement or reinvestment in accordance with the Reinvestment Plan and reasonable disbursement procedures to be agreed to by the Borrower or other Obligor as applicable, on the one hand, and the Administrative Agent, on the other hand. To the extent that the Majority Lenders do not approve of the Reinvestment Plan as aforesaid, or no Reinvestment Plan is delivered in the manner and time period described above, the Administrative Agent shall apply the Restricted Insurance Proceeds to permanently reduce the Secured Obligations.

(iii)	For certainty, any insurance proceeds arising from the relevant Secured Assets on or after the occurrence of an Event of Default that is continuing shall be applied in accordance with Section 12.21.

(m)	Change in Scheduled Information. If any of the information contained in Schedule E and/or F shall change, the Borrower shall promptly notify the Administrative Agent in writing of the details of such change within 10 days thereof, and Schedule E and/or Schedule F, as the case may be, shall thereupon be deemed to be amended accordingly.

(n)	Change of Name or Jurisdiction of Incorporation. If any Obligor changes its corporate name, adopts a French form of name or changes its jurisdiction of organization or the jurisdiction of its location for the purposes of the PPSA or other Applicable Laws applicable to the Security, the Borrower shall promptly notify the Collateral Agent in writing of the details of such change or adoption and Section 8.1(l), as the case may be, shall thereupon be deemed to be amended accordingly.

(o)	Material Agreements. Each Obligor shall at all times be and remain in compliance in all material respects with all of its covenants, agreements and obligations in and diligently enforce all its material rights under all Material Agreements to which it is a party, except where the failure to do so could not reasonably be expected to result in a Material Adverse Effect.

(p)	[commercially sensitive information redacted]

(q)	Working Capital. The Obligors shall, at all times on and after the advance of the Tranche One Loan, maintain (on an unconsolidated basis) an aggregate minimum net working capital of no less than $5,000,000; provided that each calculation of net working capital shall exclude the amount of the Minera Peñasquito Indebtedness after such time that the Minera Peñasquito Indebtedness becomes due and payable in accordance with the terms of the agreement governing such indebtedness (as such terms exist on the Closing Date).

(r)	Additional Guarantors. With respect to any Person that becomes a Restricted Subsidiary of the Borrower after the Closing Date, the Borrower shall promptly (and in any event within 30 days after such Person becomes a Restricted Subsidiary) (i) pledge and deliver to the Collateral Agent the certificates, if any, representing all of the equity interests of such Restricted Subsidiary, together with undated stock powers or other appropriate instruments of transfer duly executed and delivered by an authorized officer of the holder(s) required pursuant to Applicable Laws in order to grant a first priority Encumbrance over such equity interests in favour of the Collateral Agent, and all intercompany notes owing from such Restricted Subsidiary to any Obligor, together with instruments of transfer executed and delivered in blank by a duly authorized officer of such Obligor, (ii) cause such Restricted Subsidiary (i) to execute (A) a guarantee or such comparable documentation to become a Guarantor and (B) Security Documents as required to grant, in favour of the Collateral Agent, an Encumbrance on the Secured Assets of such Restricted Subsidiary, substantially in the form delivered by the Obligors, and (iii) to take all actions necessary in the opinion of the Administrative Agent (acting on the written instructions of the Majority Lenders), acting reasonably, to cause the Encumbrance created by the applicable Security Document to be perfected to the extent required by such Security Document in accordance with all Applicable Law, including the filing of financing statements, filings in applicable land registry offices or such other filings and notices in such jurisdictions as may be reasonably requested by the Collateral Agent (acting at the written direction of the Majority Lenders).

(s)	Environmental Covenants.

(i)	Each Obligor shall conduct their business and operations so as to comply at all times with all Environmental Laws if the consequence of a failure to comply, either alone or in connection with any other such non-compliances, could reasonably be expected to have a Material Adverse Effect.

(ii)	If any Obligor shall:

(A)	receive or give any notice that a violation of any Environmental Law has or may have been committed or is about to be committed by the same, and if such violation has or could reasonably be expected to have a Material Adverse Effect;

(B)	receive any notice that a complaint, proceeding or order has been filed or is about to be filed against the same alleging a violation of any Environmental Law, and if such violation could reasonably be expected to have a Material Adverse Effect; or

(C)	receive any notice requiring it to take any action in connection with the release of Hazardous Materials into the environment or alleging that it is be liable or responsible for costs associated with a response to or to clean up a Release of Hazardous Materials into the environment, it shall promptly provide each Agent with a copy of such notice and shall furnish to the each Agent from time to time all reasonable information requested by the Administrative Agent relating to the same.

(t)	Registrations. The Borrower shall record, file or register, at its own expense, applications for registration or financing statements (and continuation or financing change statements when applicable), and make any other registrations or filings, including where required, the registration of each of the Security Documents (collectively, “Registrations”) with respect to the Secured Assets now existing and hereafter created or arising and the creation of Encumbrances therein under and as contemplated by the Security Documents, meeting the requirements of Applicable Law, in such manner and in such jurisdictions as are necessary or desirable to protect, perfect and maintain the protection and perfection of, such Encumbrances, and to deliver a file stamped copy of each such Registration or other evidence of such Registration to the Collateral Agent; provided that, for greater certainty, the initial recordings, filings and registrations in respect of the Security Documents to be executed and delivered as a condition to the advance of the Tranche One Loan, and the Tranche Two Loan and Tranche Three Loan, as applicable, shall only be required to be made at the times required in accordance with the applicable conditions precedent set out in Sections 10.1 and 10.3, as applicable. If any Obligor (i) changes its corporate name, adopts a French form of name or changes its jurisdiction of organization or the jurisdiction of its location for the purposes of the PPSA or other Applicable Laws applicable to the Security, or (ii) takes any other action, which in any such case would, under the Applicable Law, require the amendment of any Registration recorded, registered and filed in accordance with the provisions hereof, the Borrower shall promptly file such Registrations as are necessary or desirable to continue the perfection of the Encumbrances in the Secured Assets intended under the Security Documents. In furtherance of the foregoing, the Borrower shall promptly notify the Collateral Agent of all Registrations made or required to be made, together with all customary and pertinent details relating to each such Registration and the Security covered thereby. The Collateral Agent may, but shall be under no obligation whatsoever to, record, file or register any Registration, or make any other recording, filing or registration in connection herewith or with the Security Documents.

(u)	Further Assurances. Each Obligor shall, at the Borrower’s sole expense, execute any and all further documents, financing statements, agreements and instruments, and take all further action that may be required under Applicable Law, or that the Collateral Agent may reasonably request (acting at the written direction of the Majority Lenders), in order to grant, preserve, protect and perfect the validity and intended priority of the Encumbrances created or intended to be created by the Security Documents in the Secured Assets.

9.2	Restrictive Covenants

The Borrower hereby covenants and agrees with the Agents and the Lenders that, until the Secured Obligations Termination Date, or unless waived in writing in accordance with Section 12.13:

(a)	Permitted Debt. No Obligor shall incur, create, assume or suffer to exist any Debt in excess of [commercially sensitive information redacted] in the aggregate for all such Obligors, other than Permitted Debt.

(b)	Permitted Encumbrances. No Obligor shall incur, create, or suffer to exist any Encumbrance, other than Permitted Encumbrances.

(c)	Streams and Royalties. No Obligor shall grant a stream, royalty or like interest in or related to the Assets of such Obligor which form part of the Camino Rojo Project or the Cerro Quema Project without the prior written consent of the Majority Lenders; provided that, (i) royalties in existence as of the date of this agreement which, for greater certainty, do not include royalties relating to the Cerro Quema Project other than as disclosed on Schedule M, (ii) royalties required by any Governing Authority in Mexico or Panama in connection with the Camino Rojo Project or Cerro Quema Project, and (iii) [commercially sensitive information redacted].

(d)	Investments. No Obligor shall make any Investment using proceeds of the Additional Capital, other than Permitted Investments. For greater certainty, except for Investments made by the Borrower in Camino Rojo, no Investments may be made by any Obligor in any Subsidiary other than Investments funded using (x) proceeds of a Permitted Distribution that are not required to be used to repay the Loans, accrued and unpaid interest thereon and other Secured Obligations in accordance with the terms of this agreement, or (y) the proceeds of additional capital raised by the Borrower (in excess of, and excluding, the proceeds of the Additional Equity).

(e)	Comingling. The Additional Capital shall not be comingled or otherwise combined with any of the Assets of any Subsidiary of the Borrower that is not an Obligor.

(f)	Business Activities. No Obligor shall conduct any business other than (i) the exploration, extraction, processing and sale of base metals, precious metals and by-products derived therefrom, and (ii) such other business that is the same, similar or otherwise related, ancillary or complimentary thereto, in each case which does not detract from the continued construction, development, operation, viability and prospects of the Camino Rojo Project.

(g)	Distributions. No Obligor shall make, declare or pay any Distributions without obtaining prior written consent from the Majority Lenders, other than Permitted Distributions.

(h)	Dispositions. No Obligor shall sell, transfer, lease or otherwise convey (each, an “Asset Disposition”) all or any part of its Assets without the prior written consent of the Majority Lenders, except for (i) the sale, transfer or other disposition in the ordinary course of business of inventory, obsolete, scrap and worn-out material, equipment or other assets (ii) transactions between Obligors permitted pursuant to Section 9.2(m), (iii) any sale, transfer or other disposition of Assets relating to, any sulphide project pursuant to the Option Agreement dated November 7, 2017 among the Borrower, CR Acquisitions Ltd., Camino Rojo and Newmont Goldcorp Corporation (as successor to Goldcorp Inc.) (“NGC”) (as the same may be amended, restated, supplemented or otherwise modified from time to time to increase the interest that NGC may acquire in any such sulfide project), (iv) any sale, transfer or other disposition of the Equity Interests of Monitor Gold Corp.; provided that, the consideration received therefor remains subject to the Security, and (v) the sale of other Assets of such Obligor with a fair market value not exceeding $5,000,000 in the aggregate in any Fiscal Year (each sale in this clause (v), an “Other Asset Disposition”) provided that, in the case of such Other Asset Disposition, such Obligor shall (subject to subparagraph (z) below) have the right, within 180 days thereof, to reinvest the proceeds of such Other Asset Disposition in assets useful for the operation of its business provided that (x) no Default has occurred and is continuing, (y) if the proceeds of such Other Asset Disposition arise from the sale of Secured Assets, the assets subject to such reinvestment shall at all times be subject to the Security, and (z) if the proceeds of such Other Asset Disposition are not so reinvested within such 180 day period, the Net Cash Proceeds of such Other Asset Disposition are immediately applied to repayment of the Loans in accordance with Section 7.2; and (vi) the disposition of the Cerro Quema Project to a Person dealing at Arm’s Length with the Obligors (each of (i) through (vi), a “Permitted Asset Disposition”); provided further that the Borrower shall, in the case of any proposed sale of the Cerro Quema Project, provide written notice to the Lenders at least 10 Banking Days prior to (x) launching any sales process for the Cerro Quema Project or, (y) if no such sales process is launched, entering into any agreement for the sale of the Cerro Quema Project; and provided further that the Net Cash Proceeds from any Disposition of the Cerro Quema Project shall be applied as a permanent prepayment of the Loans in accordance with Section 7.2.

(i)	Consolidation, Merger, Amalgamation; Transfer of All Assets. No Obligor shall (a) consolidate with, or merge or amalgamate with or into, any other Person other than with another Obligor and provided that the Administrative Agent is satisfied, acting reasonably, in each case that (x) the Borrower and each other successor remains liable under all applicable Transaction Documents in accordance with all Applicable Laws, and (y) that all Security remains binding and perfected first priority security under all Applicable Laws (subject to Permitted Encumbrances); or (b) sell, transfer or otherwise dispose of all or substantially all of its Assets in any manner whatsoever.

(j)	Constating Documents. No Obligor shall enter into any transaction to change or amend its articles, by-laws or any other constating documents to create any new class or classes of shares or equity interests whatsoever.

(k)	Terrorism Sanctions Regulations. No Obligor shall (a) become a Blocked Person or a Canada Blocked Person, or (b) have any Investments in or engage in any dealings or transactions with any Blocked Person or Canada Blocked Person except in accordance with Applicable Law and in a manner where such investments, transactions or dealings would not cause the purchase, holding or receipt of any payment or exercise of any rights in respect of the Credit Facility by an Agent or a Lender to be in violation of any laws or regulations administered by OFAC or any similar Governing Authority of any jurisdiction. Notwithstanding the foregoing, nothing in this agreement shall require any Obligor that is registered or incorporated under the laws of Canada or of a province to commit an act or omission that contravenes the Foreign Extraterritorial Measures (United States) Order, 1992.

(l)	Hedging. The Obligors shall not enter into any Hedging Agreement for speculative purposes.

(m)	Transactions with Affiliates. No Obligor shall enter into, directly or indirectly, any transaction or group of related transactions (including without limitation the purchase, lease, sale or exchange of Assets of any kind or the rendering of any service) with any Affiliate of such Obligor on terms materially less favourable to such Obligor than would be obtainable in a comparable Arm’s Length transaction in the ordinary course of business; provided that such restriction will not apply to (i) any transaction where such Obligor is the net beneficiary of such arrangement, (ii) transaction between or among Obligors and not involving any of their Affiliates and (iii) any Permitted Distribution, Permitted Debt or Permitted Investment.

(n)	Change of Control. No Obligor shall enter into, directly or indirectly, any transaction or group of related transactions that results a Change of Control.

(o)	Subsidiaries. No Obligor shall have any Restricted Subsidiaries other than those set out on Schedule E, except as permitted in accordance and in compliance with Section 9.1(r).

(p)	Fiscal Year. The Borrower shall not change its Fiscal Year end.

(q)	Additional Equity. No portion of the Additional Equity shall be redeemed, retracted or repaid, and no payments of any kind shall be made to the holders thereof on account of such Additional Equity, in any amount or in any manner whatsoever while any Secured Obligations are outstanding.

(r)	Consulting Fees, Etc. No Obligor shall pay any consulting fee, management fee, bonus or similar fee to its shareholders or Affiliates, or any employee, officer or director thereof, save and except for payments made on terms that would be obtainable in a comparable Arm’s Length transaction in the ordinary course of business and consistent with past practice or prudent industry practice.

9.3	Performance of Covenants by Administrative Agent

At any time that an Event of Default has occurred and is continuing, either Agent may, on the instructions of the Majority Lenders and upon notice by such Agent to the Borrower, perform any covenant of the Borrower under this agreement or any other Credit Document which the Borrower fails to perform or cause to be performed and which such Agent is capable of performing, including any covenants the performance of which requires the payment of money, provided that such Agent shall not be obligated to perform any such covenant on behalf of the Borrower and no such performance by such Agent shall require such Agent to further perform the Borrower’s covenants or shall operate as a derogation of the rights and remedies of such Agent and the Lenders under this agreement or any other Credit Document or as a waiver of such covenant by such Agent. Any amounts paid by such Agent as aforesaid shall be reimbursed by the Lenders in their Pro Rata Shares and shall be repaid by the Borrower to such Agent on behalf of the Lenders on demand.

Article 10
CONDITIONS PRECEDENT

10.1	Conditions Precedent to Effectiveness of this Agreement

The effectiveness of this agreement on the Closing Date and the obligations of the applicable Lenders to extend the Tranche One Loan to the Borrower by way of drawdown under the Credit Facility is subject to fulfillment of (or waiver pursuant to Section 12.13) of the following conditions precedent:

(a)	the Administrative Agent’s and counsel to the Arranging Lender’s receipt of the following:

(i)	original counterparts of this agreement, executed by a Responsible Officer of the Borrower;

(ii)	each Security Document described as Tranche One Security Documents on Schedule G, executed by each Obligor party thereto;

(iii)	a certified copy of the articles of incorporation or amalgamation, and by-laws (or analogous organizational documents) of each Obligor and any shareholders’ agreement of each Obligor;

(iv)	a certificate of status or good standing (or equivalent) for each Obligor issued by the appropriate Governing Authority of the jurisdiction in which each Obligor, as applicable, is incorporated or formed, to the extent available in such jurisdiction;

(v)	a certified copy of the resolution of the board of directors (or equivalent) of each Obligor executed by a Responsible Officer, authorizing it to execute, deliver and perform its obligations under the Transaction Documents to which it is party or is to be a party on or after the date of this agreement, respectively;

(vi)	a certificate executed by a Responsible Officer, setting forth specimen signatures of the individuals of each Obligor authorized to sign the Transaction Documents to which it is party or is to be a party on or after the date of this agreement, respectively; and

(vii)	a certificate of the Borrower, certifying that no Default or Event of Default has occurred and is continuing on the Closing Date or would arise after giving effect to the Transaction Documents executed and delivered on the Closing Date;

(b)	there shall not have occurred any material adverse effect on (i) the business, operations, property, assets, liabilities (actual or contingent) or condition (financial or otherwise) of the Obligors taken as a whole or (ii) metals prices, commodity prices, the economy or financial markets that disproportionately affect the Obligors, taken as a whole;

(c)	the Administrative Agent and the Lenders shall have received all requisite information to identify each Obligor under the applicable “know your client” and AML Legislation delivered at least five 5 Banking Days prior to the Closing Date to enable the Administrative Agent and the Tranche One Lenders to complete such identification;

(d)	the Administrative Agent and counsel to the Arranging Lender shall have received evidence that all insurance required to be maintained pursuant to Section 9.1(l) has been obtained and is in effect and that each Obligor is in compliance with the requirements of Section 9.1(l);

(e)	the Administrative Agent and counsel to the Arranging Lender shall have received copies of a recent Encumbrance and judgment search in each jurisdiction reasonably requested by counsel to the Arranging Lender with respect to the Obligors and the Security Documents described as Tranche One Security Documents on Schedule G;

(f)	the Arranging Lender shall have completed all business, legal and financial due diligence and be satisfied with the results thereof, in its sole discretion, acting reasonably;

(g)	the Administrative Agent and counsel to the Arranging Lender shall have received, in form and substance satisfactory to the Agents, their counsel and counsel to the Arranging Lender, acting reasonably, a customary opinion of counsel to each of the Obligors (in each applicable jurisdiction), addressed to the Lenders and the Agents, relating, without limitation, to the status and capacity of the Obligors, the due authorization by the Obligors, execution and delivery by the Obligors and the validity and enforceability of the Transaction Documents (save for the Security Documents described as Tranche Two/Three Security Documents on Schedule G), the validity and perfection of the Encumbrances created by the Security Documents, including perfection by control if applicable under relevant Applicable Laws (save for the Security Documents described as Tranche Two/Three Security Documents on Schedule G), non-contravention or breach of constating documents and Applicable Laws, the completion of all required filings and registrations with the applicable Governing Authority in respect of the Transaction Documents (save for the Security Documents described as Tranche Two/Three Security Documents on Schedule G) and the obtaining of all relevant Governing Authority approvals in respect of the Transaction Documents (save for the Security Documents described as Tranche Two/Three Security Documents on Schedule G) and such other customary matters as the Administrative Agent (on instructions of counsel to the Arranging Lender) may reasonably request;

(h)	all fees and expenses of the Agents and the Arranging Lender due and payable hereunder on or prior to Closing, including, to the extent invoiced, all reasonable and documented legal fees and expenses required to be reimbursed or paid by the Borrower hereunder or under any other Credit Document, shall have been paid by the Borrower in full;

(i)	the Borrower shall have provided to the Administrative Agent and the Lenders all other documents provided for herein.

(j)	the representations and warranties of the Borrower and each other Obligor contained in Article 8 or any other Credit Document shall be true and correct in all respects, in each case as of the Closing Date (unless such representations and warranties specifically refer to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date);

(k)	no Default or Event of Default shall exist or would arise immediately upon the Closing Date;

(l)	the Administrative Agent and counsel to the Arranging Lender shall have received, to the satisfaction of the Arranging Lender, evidence that the Borrower has complied with all applicable regulatory (including from the Toronto Stock Exchange), corporate and governmental requirements, including any required consents and approvals in respect of the drawdown of the Tranche One Loan and the issuance of the Warrants, separately as applicable;

(m)	no litigation or similar proceeding enjoining or restricting the Credit Facility shall have occurred and be continuing;

(n)	each of the Lenders has received its Pro Rata Share of the Warrants;

(o)	registrations and filings to perfect the Security created or intended to be created by the Tranche One Security Documents specified on Schedule G under the laws of British Columbia and any other applicable Canadian jurisdiction required to perfect such Security shall have been made, in form and substance satisfactory to counsel for the Arranging Lender (excluding, for greater certainty, any requirement for perfection under the local laws of any non-Canadian jurisdiction) and a notation shall have been made on the shareholder register of each of the Restricted Subsidiaries, if applicable, noting the pledge and granting of security to the Collateral Agent, on behalf of the Lenders, over all of the securities of such Restricted Subsidiaries;

(p)	the physical share certificates representing all of the shares of Camino Rojo and Cerro Quema, duly endorsed in blank, shall have been delivered to the Collateral Agent; and

(q)	the Administrative Agent and counsel to the Arranging Lender shall have received a certificate signed by a Responsible Officer of the Borrower confirming the satisfaction of the conditions set forth in the preceding clauses (j) and (k) as of the Closing Date.

10.2	Conditions Precedent to All Loans

The obligation of the Lenders to make each Loan hereunder is subject to fulfillment of the following conditions precedent on the date each advance of the Loan is extended:

(a)	the Borrower shall have complied with the requirements of Article 4 in respect of the relevant Loan;

(b)	no Default or Event of Default shall have occurred and be continuing or would arise immediately after giving effect to or as a result of the advance of the relevant Loan;

(c)	the representations and warranties of the Borrower contained in all Credit Documents and Article 8 shall be true and correct in all respects on the date such advance of the relevant Loan is made as if such representations and warranties were made on such date (unless such representations and warranties specifically refer to an earlier date, in which case such representation and warranties shall be true and correct as of such earlier date); and

(d)	the Administrative Agent and counsel to the Arranging Lender shall have received a certificate signed by the Borrower confirming the satisfaction of the conditions set forth in the preceding clauses (b) and (c) as of the date such advance of the relevant Loan is made.

10.3	Conditions Precedent to Tranche Two Loan and Tranche Three Loan

The obligations of the Lenders to advance the Tranche Two Loan or Tranche Three Loan to the Borrower is subject to fulfillment of the following conditions precedent on or prior to the date of the applicable advance:

(a)	the conditions precedent set forth in Section 10.2 shall have been satisfied;

(b)	the Administrative Agent’s and counsel to the Arranging Lender’s receipt of the following:

(i)	original counterparts each Credit Document not previously delivered pursuant to Sections 10.1;

(ii)	if not previously delivered as a condition to the advance of the Tranche Two Loan;

(A)	to the extent there has been any amendment, change or other modification thereto since the Closing Date, a certified copy of the articles of incorporation or amalgamation, and by-laws (or analogous organizational documents) of each Obligor and any shareholders’ agreement of such Obligor;

(B)	a certificate of status or good standing (or equivalent) for each Obligor issued by the appropriate Governing Authority of the jurisdiction in which such Obligor, as applicable, is incorporated or formed, to the extent available in such jurisdiction;

(C)	to the extent there has been any amendment, change or other modification thereto since the Closing Date, a certified copy of the resolution of the board of directors (or equivalent) of each Obligor executed by a Responsible Officer authorizing it to execute, deliver and perform its obligations under each such Credit Document required to be delivered pursuant to Section 10.3(b)(i) to which it is party;

(D)	a certificate executed by a Responsible Officer of each Obligor delivering any Credit Document required to be delivered pursuant to Section 10.3(b)(i) setting forth specimen signatures of the individuals authorized to sign each such Credit Document to which it is party; and

(iii)	a certificate executed by a Responsible Officer of the Borrower certifying that no Default or Event of Default has occurred and is continuing as of the date of the advance of the Tranche Two Loan or Tranche Three Loan, as applicable, or would arise after giving effect to the advance of such Loan;

(c)	the Administrative Agent and counsel to the Arranging Lender shall have received, in form and substance satisfactory to the Agents, their counsel and counsel to the Arranging Lender, acting reasonably, a customary opinion of counsel to each Obligor (in each applicable jurisdiction), addressed to the Lenders and the Agents, relating, without limitation, to the status and capacity of such Obligors, the due authorization by such Obligors, execution and delivery by such Obligors and the validity and enforceability of such Credit Documents, the validity and perfection of the Encumbrances created by any Security Document not previously delivered pursuant to Section 10.1, including perfection by control if applicable under relevant Applicable Laws, non-contravention or breach of constating documents and Applicable Laws, the completion of all required filings and registrations with the applicable Governing Authority in respect of such Credit Documents and the obtaining of all relevant Governing Authority approvals in respect of such Credit Documents and such other customary matters as the Administrative Agent (on instructions of counsel to the Arranging Lender) may reasonably request;

(d)	there shall not have occurred on or as of the date thereof any fact, circumstance, event, change, occurrence or effect that has, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(e)	the Arranging Lender shall have received evidence that the Additional Equity has been received by the Borrower;

(f)	if not previously delivered in connection with the advance of the Tranche Two Loan, the Administrative Agent and counsel to the Arranging Lender shall have received evidence that all insurance required to be maintained pursuant to Section 9.1(l) has been obtained and is in effect and that each Obligor is in compliance with the requirements of Section 9.1(l);

(g)	if not previously delivered in connection with the advance of the Tranche Two Loan, the Administrative Agent and counsel to the Arranging Lender shall have received evidence that the Obligors have, subject to Schedule O, obtained all Permits necessary for the commencement of the construction and development of the Camino Rojo Project, and the Majority Lenders shall be satisfied (acting reasonably) that the Obligors will obtain all necessary Permits for the continued construction, development and operation of the Camino Rojo Project as such Permits are necessary;

(h)	[commercially sensitive information redacted]

(i)	if not previously delivered in connection with the advance of the Tranche Two Loan, (x) all Security Documents and related documents and instruments shall have been properly registered, recorded and filed in all places and all necessary notations have been made on the applicable shareholder registers (if not previously made and maintained), (y) lien and other necessary searches shall have been completed in all jurisdictions, and (z) deliveries of all consents, approvals, acknowledgements, undertakings, estoppels and subordination agreements contemplated herein, directions, negotiable documents of title, ownership certificates, share certificates (together with endorsements in blank) and other similar documents shall have been made and maintained, in each case, which in the opinion of the Administrative Agent’s counsel, acting at the written direction of counsel to the Arranging Lender (acting reasonably), are required to make effective the Security created or intended to be created by the Security Documents and to ensure the perfection and the intended priority of such Security;

(j)	all fees and expenses of each Agent and the Arranging Lender due and payable prior to the date of advance of the Tranche Two Loan or Tranche Three Loan, as applicable, including, to the extent invoiced, all reasonable and documented legal fees and expenses required to be reimbursed or paid by the Borrower hereunder or under any other Credit Document, shall have been paid by the Borrower in full (or arrangement for payment thereof satisfactory to the applicable Agent shall have been made); and

(k)	in the case of the Tranche Three Loan, the date of the advance of the Tranche Three Loan is within 6 months of the date of advance of the Tranche Two Loan.

10.4	Waiver

The terms and conditions of Sections 10.1, 10.2 and 10.3 are inserted for the sole benefit of the Administrative Agent and the Lenders, and the Administrative Agent (based on the written approval and direction of the Majority Lenders) may waive any such term or condition in accordance with Section 12.13, in whole or in part, with or without terms or conditions.

Article 11
DEFAULT AND REMEDIES

11.1	Events of Default

Upon the occurrence of any one or more of the following events, unless expressly waived in writing in accordance with Section 12.13:

(a)	the breach by the Borrower of Section 7.1;

(b)	the failure of any Obligor to pay any amount due under the Credit Documents (other than amounts due pursuant to Section 7.1) within three Banking Days after payment of such amount becoming due and payable;

(c)	the Borrower shall fail to perform or observe any covenant or condition contained in Section 9.1(d)(iv), Section 9.1(p) or Section 9.1(q) or in any provision of Section 9.2;

(d)	if any representation or warranty made by any Obligor in any Transaction Document or in any other document, agreement or instrument delivered pursuant hereto or thereto or referred to herein or therein or any material information furnished in writing to an Agent or any Lender by any Obligor proves to have been incorrect in any material respect if such representation or warranty is not otherwise qualified by materiality and in any respect if such representation or warranty is already qualified in any way by materiality when made or furnished and, if such breach of a representation and warranty is capable of remedy, such breach continues for twenty (20) days from the earlier of (i) the Administrative Agent (acting at the written direction of the Majority Lenders) or any Lender providing written notice thereof to the Borrower, or (ii) the applicable Obligor becoming aware of the incorrect representation or warranty;

(e)	the breach or failure of due observance or performance by any Obligor of any covenant or provision of any Transaction Document (other than those previously referred to in Section 10.2(a) through (c) inclusive) and such breach or failure continues for twenty (20) days from the earlier of (i) the Administrative Agent (acting at the written direction of the Majority Lenders) or any Lender providing written notice thereof to the Borrower, or (ii) the applicable Obligor becoming aware of such breach or failure;

(f)	if an event of default under any one or more agreements, indentures or instruments under which (i) any Obligor has outstanding Debt in an amount of at least [commercially sensitive information redacted] in the aggregate or (ii) under which any other Person has outstanding Debt in an amount [commercially sensitive information redacted] in the aggregate which is guaranteed by any Obligor, shall occur (with all applicable grace periods having expired) and be continuing, and, as a result thereof, the repayment of any such Debt is accelerated, or is capable of being accelerated, prior to the stated maturity thereof, or if any such Debt which is payable on demand is not paid on demand;

(g)	if an event of default occurs under any one or more Material Agreements (a “Defaulted Agreement”) and (i) in the case of the investor rights agreement between the Borrower and Agnico Eagle Mines Limited, continues for more than ten (10) Banking Days, and (ii) in the case of any other Defaulted Agreement, continues for more than thirty (30) days unless such Defaulted Agreement is replaced with an agreement within such time period (which agreement shall be promptly delivered to the Administrative Agent) (x) between the applicable Obligor and an Arm’s Length Person having substantially the same credit quality and ability to perform its obligations as the counter party to the Defaulted Agreement, and (y) providing the applicable Obligor party thereto with substantially the same commercial terms as contained in the Defaulted Agreement;

(h)	one or more final and non-appealable judgments for payment of money in an aggregate amount in excess of [commercially sensitive information redacted] is obtained against any Obligor and such judgment or decree shall not have been and remain released, bonded, discharged, vacated, satisfied, stayed pending appeal or accepted for payment by an insurer within forty-five (45) days from the date of being entered;

(i)	any Assets of any Obligor having an aggregate fair market value of at least [commercially sensitive information redacted] in the aggregate for all Obligors are seized or expropriated by any Governing Authority or any other Person and such seizure or expropriation continues in effect and is not released or discharged for more than forty-five (45) or such longer period during which entitlement to the use of such property continues with the applicable Obligor, and such Obligor is contesting the same in good faith and by appropriate proceedings, provided that if the property is removed from the use of such Obligor, or is sold, in the interim, such grace period shall cease to apply;

(j)	any Transaction Document becomes or is determined by a court of competent jurisdiction to be illegal, invalid and unenforceable or any Obligor repudiates any Transaction Document, and such determination or repudiation is not remediated within twenty (20) days of such Obligor becoming aware of such determination or making such repudiation;

(k)	a judgment, decree or order of a court of competent jurisdiction is entered against any Obligor, (i) adjudging it bankrupt or insolvent, or approving a petition seeking its reorganization or winding-up under any Bankruptcy Law; or (ii) appointing a receiver, trustee, liquidator, or other Person with like powers, over all, or substantially all, of the property of it; or (iii) ordering the involuntary winding up or liquidation of the affairs of it, unless, in each case, such Obligor commences forthwith to diligently and in good faith contest such proceeding and such proceeding is dismissed, stayed or discharged within forty-five (45) of the commencement thereof;

(l)	(i) a resolution is passed for the dissolution, winding-up, reorganization, arrangement or liquidation of any Obligor, pursuant to Applicable Law; (ii) any Obligor institutes proceedings to be adjudicated bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under any Bankruptcy Law; (iii) any Obligor consents to the filing of any petition under any such law or to the appointment of a receiver, or other person with like powers, over all, or substantially all, of any of its property; (iv) any Obligor makes a general assignment for the benefit of creditors, or becomes unable to pay its debts generally as they become due; or (v) any Obligor takes or consents to any action in furtherance of any of the aforesaid purposes; or

(m)	[commercially sensitive information redacted],

the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by notice to the Borrower, terminate the Credit Facility (provided, however, that the Credit Facility shall automatically terminate, without notice of any kind, upon the occurrence of an event described in clause (k) or (l) above) and the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by the same or further notice to the Borrower, declare all indebtedness and Secured Obligations of the Borrower to the Lenders pursuant to this agreement to be immediately due and payable whereupon all such indebtedness shall immediately become and be due and payable and the Security shall become immediately enforceable, without further demand or other notice of any kind and the Collateral Agent may (with the approval and written instructions of the Majority Lenders) enforce or cause to be enforced the Security, all of which are expressly waived by the Borrower (provided, however, that all such indebtedness and Secured Obligations of the Borrower to the Lenders shall automatically become due and payable, without notice of any kind, upon the occurrence of an event described in clause (k) or (l) above).

For greater certainty, each of the financial measures in the events described in this Section 11.1 shall be without duplication, and the aggregate amount of any such defaults or judgments outstanding at any point shall [commercially sensitive information redacted].

11.2	Remedies Cumulative

The Borrower expressly agrees that the rights and remedies of the Agents and the Lenders under this agreement and the other Credit Documents are cumulative and in addition to and not in substitution for any rights or remedies provided by law. Any single or partial exercise by the any Agent or any Lender of any right or remedy for a default or breach of any term, covenant or condition in this agreement and the other Credit Documents does not waive, alter, affect or prejudice any other right or remedy to which such Agent or such Lender may be lawfully entitled for the same default or breach. Any waiver by the Administrative Agent with the approval of the Majority Lenders or all of the Lenders in accordance with Section 12.13 of the strict observance, performance or compliance with any term, covenant or condition of this agreement and the other Credit Documents is not a waiver of any subsequent default and any indulgence by the Lenders with respect to any failure to strictly observe, perform or comply with any term, covenant or condition of this agreement and the other Credit Documents is not a waiver of the entire term, covenant or condition or any subsequent default. No failure or delay by any Agent or any Lender in exercising any right shall operate as a waiver of such right nor shall any single or partial exercise of any power or right preclude its further exercise or the exercise of any other power or right.

11.3	Set-Off

In addition to any rights now or hereafter granted under Applicable Law, and not by way of limitation of any such rights, each Agent and each Lender is authorized, at any time that an Event of Default has occurred and is continuing without notice to the Borrower or to any other Person, any such notice being expressly waived by the Borrower, to set off, appropriate and apply any and all deposits, matured or unmatured, general or special, and any other indebtedness at any time held by or owing by such Agent or such Lender to or for the credit of or the account of the Borrower (but excluding any indebtedness or other amounts owing by the Administrative Agent or such Lender to or for the credit or of the account of the Borrower in connection with the Warrants) against and on account of the obligations and liabilities of the Borrower which are due and payable to such Agent or such Lender, as the case may be, under the Credit Documents.

11.4	Default Interest

Upon the occurrence and during the continuance of any Event of Default, the principal amount of each Loan under the Credit Facility together with all accrued and unpaid interest and other unpaid amounts payable hereunder shall bear interest at the Interest Rate plus an additional 2% per annum, shall be due and paid on the earlier of (i) the date that demand is made by the Administrative Agent and (ii) the last date of each month and, to the extent unpaid, shall be compounded monthly.

Article 12
THE AGENTs

12.1	Appointment and Authorization of Agents

Each Finance Party hereby appoints and authorizes, and hereby agrees that it will require any assignee of any of its interests in the Credit Documents (other than the holder of a participation in its interests herein or therein) to appoint and authorize each the Agent to take such actions as agent on its behalf and to exercise such powers under the Credit Documents as are delegated to such Agent by such Finance Party by the terms hereof, together with such powers as are reasonably incidental thereto (and no individual Lender shall have any rights to take any such actions or exercise such powers so delegated). Each Agent may perform any of its duties hereunder by or through its agents or employees. Neither Agent shall, nor shall any of its directors, officers, employees or agents, be liable to any of the Finance Parties for any action taken or omitted to be taken by it or them hereunder or thereunder or in connection herewith or therewith, except for its own negligence or wilful misconduct and each Finance Party hereby acknowledges that each Agent is entering into the provisions of this Section 12.1 on its own behalf and as agent and trustee for its directors, officers, employees and agents. The provisions of this Article 12 are solely for the benefit of the Agents, and the Borrower shall not have rights as a third party beneficiary of any of such provisions. It is understood and agreed that the use of the term “agent” as used herein or in any other Credit Document (or any similar term) with reference to each Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any Applicable Law. Instead, such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties. Neither Agent shall, under any circumstances, be construed to be partner or joint venture of any Lender.

12.2	Interest Holders

Each Agent may treat each Lender set forth in Schedule A or the Person designated in the last notice delivered to it under Section 13.5 as the holder of all of the interests of such Lender under the Credit Documents. Any request, authority or consent of any Lender (i) who, at the time of making such request or giving such authority or consent, is listed as a Lender in Schedule A or designated in the last notice delivered to it under Section 13.5 as the holder of all of the interests of such Lender, and (ii) relating to any matter or circumstance arising prior to the Effective Date (as defined in Schedule C) of such assignment shall, to the extent of the interests of such Lender under the Credit Documents so assigned, be conclusive and binding on any subsequent holder, assignee or transferee of the corresponding rights and interests of such Lender hereunder.

12.3	Consultation with Counsel

Each Agent may consult with legal counsel selected by it as counsel for such Agent and shall not be liable for any action taken or not taken or suffered by it in good faith and in accordance with the advice and opinion of such counsel.

12.4	Documents

Neither Agent shall be under any duty to the Finance Parties to examine, enquire into or pass upon the validity, effectiveness or genuineness of the Credit Documents or any instrument, document or communication furnished pursuant to or in connection with the Credit Documents and each Agent shall, as regards the Finance Parties, be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

12.5	Responsibility of the Agents

The duties and obligations of each Agent to the Finance Parties under the Credit Documents are only those expressly set forth herein or as specified in the other Credit Documents. Neither Agent shall have any duty to the Finance Parties to investigate whether a Default or an Event of Default has occurred. Each Agent shall, as regards the Finance Parties, be entitled to assume that no Default or Event of Default has occurred and is continuing unless a Responsible Officer of such Agent has actual knowledge or has been notified by the Borrower of such fact or has been notified by a Finance Party that such Finance Party considers that a Default or Event of Default has occurred and is continuing, such notification to specify in detail the nature thereof. The duties of the Agents shall be mechanical and administrative in nature, and the Agents shall not have, by reason of this Agreement or the other Credit Documents, a fiduciary relationship in respect of any Lender.

12.6	Action by the Agents

Each Agent shall be entitled to rely, and shall be fully protected in relying, upon any note, writing, resolution, notice, statement, certificate, telex, teletype or facsimile message, electronic mail, cablegram, radiogram, order or other documentary teletransmission, telephone message, Internet or intranet website posting or other distribution believed by it to be genuine and correct and to have been signed, sent or made by the proper Person. Each Agent shall be entitled to request written instructions, or clarification of any instruction, from the Majority Lenders (or, if the relevant Credit Document stipulates the matter is a decision for any other Lender or group of Lenders, from that Lender or group of Lenders) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and each Agent may refrain from acting unless and until it receives those written instructions or that clarification. In the absence of written instructions, each Agent as applicable, may act (or refrain from acting) as it considers to be in the best interests of the Finance Parties. Each Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it on behalf of the Finance Parties by and under this agreement; provided, however, that neither Agent shall exercise any rights under Section 11.1 or the Security Documents or expressed to be on behalf of or with the approval of the Majority Lenders without the request, consent or instructions of the Majority Lenders. Furthermore, any rights of an Agent expressed to be on behalf of or with the approval of the Majority Lenders shall be exercised by such Agent upon the written request or instructions of the Majority Lenders. Neither Agent shall incur any liability to the Finance Parties under or in respect of any of the Credit Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct as finally determined by a court of competent jurisdiction. Each Agent shall in all cases be fully protected in acting or refraining from acting under any of the Credit Documents in accordance with the instructions of the Majority Lenders and any action taken or failure to act pursuant to such instructions shall be binding on all Finance Parties. In respect of any notice by or action taken by either Agent hereunder, the Borrower shall at no time be obliged to enquire as to the right or authority of such Agent to so notify or act.

12.7	Notice of Events of Default

In the event that the Responsible Officer of an Agent shall acquire actual knowledge or shall have been notified of any Default or Event of Default, such Agent shall promptly notify the other Finance Parties and the Agents shall take such action and assert such rights under Section 11.1 and under the other Credit Documents as the Majority Lenders shall request in writing and the Agents shall not be subject to any liability by reason of acting pursuant to any such request. If the Majority Lenders shall fail for five Banking Days after receipt of the notice of any Default or Event of Default to request the Agents to take such action or to assert such rights under any of the Credit Documents in respect of such Default or Event of Default, each Agent may, but shall not be required to, take such action or assert such rights (other than rights under Section 11.1 or under the other Credit Documents and other than giving an express waiver of any Default or any Event of Default) as it deems in its discretion to be advisable for the protection of the Finance Parties except that, if the Majority Lenders have instructed an Agent not to take such action or assert such rights, in no event shall such Agent act contrary to such instructions unless required by law to do so.

12.8	Responsibility Disclaimed

No Agent shall be under any liability or responsibility whatsoever as agent hereunder or under any of the Credit Documents:

(a)	to any Obligor or any other Person as a consequence of any failure or delay in the performance by, or any breach by, any Finance Party or Finance Parties of any of its or their obligations under any of the Credit Documents;

(b)	to any Lender or Lenders as a consequence of any failure or delay in performance by, or any breach by, any Obligor of any of its obligations under any of the Credit Documents;

(c)	as agent hereunder to any Lender or Lenders for any statements, representations or warranties in any of the Credit Documents or in any other documents contemplated hereby or thereby or in any other information provided pursuant to any of the Credit Documents or any other documents contemplated hereby or thereby or for the validity, effectiveness, enforceability or sufficiency of any of the Credit Documents or any other document contemplated hereby or thereby;

(d)	for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services;

(e)	to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion under the Credit Documents. Each Agent may refuse to perform any duty or exercise any right or power unless it receives assurances, indemnity and/or security satisfactory to it against the costs, expenses and liabilities which might be incurred by it in performing such duty or exercising such right or power;

(f)	for any unsuitability, inadequacy, expiration or unfitness of any security interest created hereunder or pursuant to any other security documents pertaining to this matter nor shall it be obligated to make any investigation into, and shall be entitled to assume, the adequacy and fitness of any security interest created hereunder or pursuant to any other security document pertaining to this matter;

(g)	for any error of judgment, or for any act done or step taken or omitted by it in good faith or for any mistake in act or law, or for anything which it may, in good faith, do or refrain from doing in connection herewith, in each case except for its own gross negligence or willful misconduct;

(h)	for any indirect, special, punitive or consequential loss or damage of any kind whatsoever, including, but not limited to, lost profits, even if such loss or damage was foreseeable or it has been advised of the likelihood of such loss or damage and regardless of the form of action;

(i)	except with respect to its own gross negligence or willful misconduct, to any Finance Party for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of, or the priority of any lien or security interest created or purported to be created under or in connection with, any security document or any other instrument or document furnished pursuant thereto;

(j)	for any liability with respect to monitoring compliance of any other party to the Credit Documents or any other document related hereto or thereto. Neither Agent has any duty to monitor the value or rating of any collateral on an ongoing basis; or

(k)	to segregate any money held by such Agent in trust hereunder or under any Credit Document from other funds except to the extent required by Applicable Law. Such Agent shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing.

12.9	Indemnification

The Lenders agree to indemnify each Agent (to the extent not reimbursed by the Borrower) on a several basis only and in their respective Pro Rata Shares from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature whatsoever which may be imposed on, incurred by or asserted against such Agent in any way relating to or arising out of any of the Credit Documents or any other document contemplated hereby or thereby or any action taken or omitted by such Agent under any of the Credit Documents or any document contemplated hereby or thereby, except that no Finance Party shall be liable to either Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence (it being acknowledged that ordinary negligence does not necessarily constitute gross negligence) or wilful misconduct of such Agent as finally determined by a court of competent jurisdiction.

12.10	Credit Decision

Each Lender represents and warrants to the Administrative Agent that:

(a)	in making its decision to enter into this agreement and to make its Pro Rata Share of the Credit Facility available to the Borrower, it is independently taking whatever steps it considers necessary to evaluate the financial condition and affairs of the Obligors and that it has made an independent credit judgment without reliance upon any information furnished by the Administrative Agent; and

(b)	so long as any portion of the Credit Facility is being utilized by the Borrower, it will continue to make its own independent evaluation of the financial condition and affairs of the Obligors.

12.11	Successor Agent

Subject to the appointment and acceptance of a successor Agent, as provided below, each Agent may resign at any time by giving 30 days written notice thereof to the Borrower and the Finance Parties. Upon any such resignation, the Majority Lenders, with the prior written consent of the Borrower (which consent shall not be required (x) if the successor Agent is an Affiliate or Subsidiary of the retiring Agent on the date hereof or (y) for so long as an Event of Default has occurred and is continuing), shall have the right to appoint a successor Agent who shall be one of the Lenders unless none of the Lenders wishes to accept such appointment. If no successor Agent shall have been so appointed and shall have accepted such appointment by the time of such resignation, then the retiring Agent may, on behalf of the Finance Parties and with the prior written consent of the Borrower (which consent shall not be required for so long as an Event of Default has occurred and is continuing), petition a court of competent jurisdiction to appoint a successor Agent which shall be a recognized custodian or collateral agent or trustee organized under the laws of Canada or the United States of America which has combined capital and reserves in excess of Cdn. $50,000,000. Upon the acceptance of any appointment as Agent hereunder by a successor Agent, such successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the retiring Agent (in its capacity as such Agent but not in its capacity as a Finance Party) and the retiring Agent shall be discharged from its duties and obligations hereunder (in its capacity as such Agent but not in its capacity as a Finance Party). After any retiring Agent’s resignation hereunder, provisions of this Article 12 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as Agent.

12.12	Delegation by an Agent

Each Agent shall have the right to delegate any of its duties or obligations hereunder or under any of the Credit Documents to any of its Affiliates upon terms and conditions and subject to regulations as such Agent may think to be in the interests of the Finance Parties as a whole, and may, but is not required to, employ any agents or other assistants (including, counsel, accountants, appraisers, other experts, agencies and advisors) as it may reasonably require for the proper determination and discharge of its duties hereunder, so long as, in each case, such Agent shall not thereby be relieved of such duties or obligations and provided that such Agent will not be responsible for any negligence or misconduct on the part of any delegates, agents or other assistants or for any liability incurred by any Person as a result of not appointing such delegates, agents or other assistants if such Agent has acted honestly and in good faith and exercised that degree of care, diligence and skill that a reasonably prudent administrative or collateral agent would exercise in comparable circumstances.

12.13	Waivers and Amendments

(a)	Subject to Sections 12.13(b) and (c), any term, covenant or condition of any of the Credit Documents may only be amended with the prior consent of the Borrower and the Majority Lenders or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Majority Lenders and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation, so amended or waived (whether such amendment is executed or such consent or waiver is given before or after such failure), shall not be construed as a breach of such covenant, condition or obligation or as a Default or Event of Default.

(b)	Notwithstanding Section 12.13(a), without the prior written consent of each Lender, no such amendment or waiver shall directly:

(i)	increase either the Total Commitment Amount or the Individual Commitment of any Lender under the Credit Facility or extend the Maturity Date;

(ii)	extend the time for the payment of interest or principal on Loans owing to any Lender, forgive any portion of principal thereof or reduce the stated rate of interest thereon;

(iii)	amend the requirement of pro rata application of all amounts received by the Administrative Agent in respect of the Credit Facility;

(iv)	change the percentage of the Lenders’ requirement to constitute the Majority Lenders or otherwise amend the definition of Majority Lenders, Finance Parties, Exposure, Secured Obligations, Secured Obligations Termination Date or any definition forming part thereof;

(v)	reduce the stated amount or postpone the date for payment of any fees or other amount to be paid to any Lender pursuant to Article 5;

(vi)	permit any subordination of the Secured Obligations;

(vii)	release or discharge (or amend in a manner which would have that effect) the Security Documents, in whole or in part (other than a release or discharge of Security pursuant to Section 12.24); or

(viii)	alter the terms of this Section 12.13, Section 12.15 or Section 12.16.

(c)	No amendment to or waiver of any provision hereof to the extent it affects the rights or obligations of an Agent shall be effective without its prior written consent.

(d)	Notwithstanding any other provision hereof, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that (i) the Individual Commitment of such Defaulting Lender under the Credit Facility may not be increased or extended, (ii) the principal amount of any Loan extended by such Defaulting Lender may not be decreased, (iii) any interest or fees payable to such Defaulting Lender may not be reduced and, (iv) the payment of any principal, interest or fees owing to such Defaulting Lender may not be postponed, in each case without the consent of such Defaulting Lender.

12.14	Determination by an Agent Conclusive and Binding

Any determination to be made by an Agent on behalf of or with the approval of the Lenders or the Majority Lenders under this agreement or any other Credit Document shall be made by such Agent in good faith and, if so made, shall be binding on all parties, absent manifest error.

12.15	Adjustments among Lenders after Acceleration

(a)	The Lenders agree that, at any time after all indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 11.1 or after the cancellation or termination of the Credit Facility, they will at any time or from time to time upon the request of any Lender through the Administrative Agent purchase portions of the availments made available by the other Lenders which remain outstanding, and make any other adjustments which may be necessary or appropriate, in order that the amounts of the availments made available by the respective Lenders which remain outstanding, as adjusted pursuant to this Section 12.15, will be in the same proportions as their respective Pro Rata Shares thereof with respect to the Credit Facility immediately prior to such acceleration, cancellation or termination.

(b)	The Lenders agree that, at any time after all indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 11.1 or after the cancellation or termination of the Credit Facility, the amount of any repayment made by the Borrower under this agreement, and the amount of any Proceeds of Realization, which are to be applied against amounts owing hereunder as principal, will be so applied in a manner such that to the extent possible, the availments made available by the respective Lenders which remain outstanding, after giving effect to such application, will be in the same proportions as their respective Pro Rata Shares thereof with respect to the Credit Facility immediately prior to such acceleration, cancellation or termination.

(c)	For greater certainty, the Lenders acknowledge and agree that without limiting the generality of the provisions of Section 12.15(a) and (b), such provisions will have application if and whenever any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, compensation, or otherwise) on account of any monies owing or payable by the Borrower to it under the Credit Documents in excess of its Pro Rata Share of payments on account of monies owing by the Borrower to all the Lenders thereunder.

(d)	The Borrower agrees to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 12.15, provided that Borrower shall have no additional financial obligations in connection therewith.

12.16	Redistribution of Payment

If a Lender shall receive payment of a portion of the aggregate amount of principal and interest due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal and interest due in respect of the Credit Facility (having regard to the respective Individual Commitments of the Lenders for the Credit Facility), the Lender receiving such proportionately greater payment shall purchase a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in that portion of the aggregate outstanding credit of the other Lender or Lenders so that the respective receipts shall be pro rata to their respective participation in the credits; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered from the Borrower, such purchase shall be rescinded and the purchase price paid for such participation shall be returned by such selling Lender or Lenders to the extent of such recovery, but without interest.

12.17	Distribution of Notices

Except as otherwise expressly provided herein, promptly after receipt by an Agent of any notice or other document which is delivered to the such hereunder on behalf of the Majority Lenders, such Agent shall provide a copy of such notice or other document to each of the Finance Parties.

12.18	Decision to Enforce Security

Upon the Security becoming enforceable in accordance with its terms, the Collateral Agent shall promptly so notify each of the Finance Parties. Any Lender may thereafter provide the Collateral Agent with a written request to enforce the Security. Forthwith after the receipt of such a request, the Collateral Agent shall seek the instructions of the Majority Lenders as to whether the Security should be enforced and the manner in which the Security should be enforced. In seeking such instructions, the Collateral Agent shall submit a specific proposal to the Finance Parties. The Collateral Agent shall promptly notify the Finance Parties of all instructions and approvals of the Majority Lenders.

12.19	Enforcement

The Collateral Agent reserves the sole right to enforce, or otherwise deal with, the Security and to deal with the Obligors in connection therewith; provided, however, that the Collateral Agent shall so enforce, or otherwise deal with, the Security as the Majority Lenders shall instruct.

12.20	Determination of Exposures

Concurrent with any request for any approval or instructions of the Majority Lenders and prior to any distribution of Proceeds of Realization to any of the Finance Parties, the Administrative Agent shall request each of the Finance Parties to provide to the Administrative Agent a written calculation of such Finance Party’s Exposure as at the applicable date, each such calculation to be certified true and correct by the Finance Party providing same. Such calculation shall be in such detail as may be reasonably requested by the Administrative Agent. Each of the Finance Parties shall so provide such calculation within two Banking Days following the request of the Administrative Agent. Any such calculation provided by a particular Finance Party shall, absent manifest error, constitute prima facie evidence of such Finance Party’s Exposure at such time. With respect to each determination of the Exposure of the Finance Parties, the Administrative Agent shall promptly notify the Finance Parties. The Exposure of a Lender under any Credit Documents shall be the aggregate amount owing to such Lender thereunder on the applicable date.

12.21	Application of Cash Proceeds

(a)	All Proceeds of Realization which are not Cash Proceeds shall be forthwith delivered to the Administrative Agent and disposed of, or realized upon, by the Administrative Agent in such manner as the Majority Lenders may approve so as to produce Cash Proceeds.

(b)	Subject to the claims, if any, of secured creditors of the Borrower (except the claims of any Finance Party) whose security ranks in priority to the Security, all Cash Proceeds shall be applied and distributed, and the claims of the Finance Parties shall be deemed to have the relative priorities which would result in the Cash Proceeds being applied and distributed, as follows:

(i)	first, to the payment of all reasonable and documented costs and expenses incurred by each Agent (including, without limitation, all reasonable and documented legal fees and disbursements) in the exercise of all or any of the powers granted to it hereunder or under the other Credit Documents and in payment of all of the remuneration of any Receiver and all reasonable and documented costs and expenses properly incurred by such Receiver (including, without limitation, all reasonable and documented legal fees and disbursements) in the exercise of all or any powers granted to it under the Security Documents;

(ii)	second, in payment of all amounts of money borrowed or advanced by the Collateral Agent or any Receiver pursuant to the Security Documents and any interest thereon;

(iii)	third, to the payment of the Secured Obligations of the Borrower to the Finance Parties pro rata in accordance with their relative Exposures; and

(iv)	finally, the balance, if any, to the Borrower or otherwise in accordance with Applicable Law.

12.22	Entering into Contracts

Each Agent may enter into any Credit Document other than this agreement and any amendment or waiver of this agreement as agent for and on behalf of the Finance Parties.

12.23	Other Security Not Permitted

None of the Finance Parties shall be entitled to enjoy any Encumbrance with respect to any of the Secured Assets to secure the Secured Obligations other than the Security.

12.24	Discharge of Security

(a)	To the extent a sale or other disposition of the Secured Assets is permitted pursuant to the provisions hereof, the Lenders hereby authorize the Collateral Agent, at the cost and expense of the Borrower, to execute such discharges and other instruments which are necessary for the purposes of releasing and discharging the Security therein or for the purposes of recording the provisions or effect thereof in any office where any Security Document may be registered or recorded or for the purpose of more fully and effectively carrying out the provisions of this Section 12.24.

(b)	On the Secured Obligations Termination Date, the Lenders hereby authorize the Collateral Agent (or, in the Collateral Agent’s reasonable discretion, the Borrower or its counsel), at the expense and request of the Borrower, to execute such agreements and other instruments as may be necessary to release and discharge the Security or record the effects of such release or discharge in any office where the Security Documents may be registered or recorded.

12.25	Survival

The provisions of this Article 12 and all other provisions of this agreement which are necessary to give effect to each of the provisions of this Article 12 shall survive the permanent repayment in full of the Credit Facility and the termination of all of the commitments of the Lenders in connection therewith until the Secured Obligations Termination Date.

Article 13
MISCELLANEOUS

13.1	Notices

All notices and other communications provided for herein shall be in writing and shall be (a) personally delivered to an officer or other responsible employee of the addressee; or (b) sent by electronic communication (including email and Internet or intranet websites), at or to the applicable addresses or email addresses, as the case may be, to the extent set out opposite the parties name on the signature page hereof or at or to such address or addresses or email address or addresses as any party hereto may from time to time designate to the Borrower and Administrative Agent.

Any notice or other communication which is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Banking Day and such delivery was received before 5:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of delivery. Any notice or communication which is sent by electronic communication shall be deemed to have been validly and effectively given on the date of transmission if such date is a Banking Day and such transmission was received before 5:00 p.m. (Toronto Time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of transmission.

Any notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its email address as described in the foregoing paragraph of notification that such notice or communication is available and identifying the website address therefor.

13.2	Severability

Any provision of this agreement which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

13.3	Counterparts

This agreement may be executed and delivered in one or more original or electronic mail transmission in PDF format counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

13.4	Successors and Assigns

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

13.5	Assignment

(a)	Neither the Credit Documents nor the benefit thereof may, without the consent of each Lender, be assigned by the Borrower.

(b)	Notwithstanding any provision in any Credit Document or in the Warrants, no Lender shall be entitled to sell, transfer, assign, grant a participation in, or otherwise dispose of, all or any portion of its rights and obligations under the Credit Documents or in any Warrants issued or to be issued to such Lender, in each case until such time as such Lender has advanced the full amount of its Individual Commitment.

(c)	Subject to Section 13.5(b), with the prior written consent of (i) the Borrower (provided that such consent is not required in circumstances where an Event of Default has occurred and is continuing) and (ii) the Administrative Agent, a Lender may at any time sell all or any part of its rights and obligations under the Credit Documents to one or more Persons (“Purchasing Lenders”), provided that such consent of the Borrower is not required if such sale is to one or more other Lenders, to an Affiliate of any Lender or to any fund managed by such Lender, and such assignment would not impose at the time of the assignment on the Borrower any indemnity contained in this agreement. Upon such sale, the Lender shall, to the extent of such sale, be released from its obligations under the Credit Documents arising thereafter and each of the Purchasing Lenders shall become a party to the Credit Documents to the extent of the interest so purchased; provided, however, no Lender that is a Defaulting Lender shall be released from any obligation in respect of damages arising in connection with it being or becoming a Defaulting Lender. Any such assignment by a Lender shall not be effective unless and until such Lender and the Purchasing Lender has executed an instrument substantially in the form of Schedule C whereby the Purchasing Lender has agreed to be bound by the terms of the Credit Documents as a Lender and has agreed to a specific Individual Commitment with respect to the Credit Facility and a specific address and email address for the purpose of notices as provided in Section 13.1, unless and until the requisite consents to such assignment have been obtained and unless and until a copy of a fully executed copy of such instrument has been delivered to the Administrative Agent and the Borrower. Upon any such assignment becoming effective, Schedule A shall be deemed to be amended to include the Purchasing Lender as a Lender with the specific Individual Commitment with respect to the Credit Facility, address and email address as aforesaid and the Individual Commitment of the Lender with respect to the Credit Facility making such assignment shall be deemed to be reduced by the amount of the Individual Commitments of the Purchasing Lender with respect to the Credit Facility.

(d)	The Borrower authorizes the Administrative Agent and the Lenders to disclose to any Purchasing Lender and any prospective Purchasing Lender and authorizes each of the Lenders to disclose to any other Lender any and all financial information in their possession concerning the Obligors and their Subsidiaries which has been delivered to them by or on behalf of the Borrower pursuant to this agreement or which has been delivered to them by or on behalf of the Borrower in connection with their credit evaluation of the Obligors and their Subsidiaries prior to becoming a party to this agreement, so long as any such Purchasing Lender (other than an Affiliate of the assigning Lender or a fund managed by such assigning Lender), in the case of any assignment by a Lender that is subject to a confidentiality agreement with the Borrower at such time, agrees in writing pursuant to a confidentiality agreement on terms approved by the Borrower not to disclose any confidential, non-public information to any Person other than, on a need to know basis, to its non-brokerage affiliates, employees, accountants or legal counsel on a confidential basis, unless required by Applicable Law.

(e)	In connection with all assignments, payment of a registration and processing fee of $3,500 shall be made by the assigning Lender to the Administrative Agent (which fee may be waived or reduced in the sole discretion of Administrative Agent). No such registration and processing fee shall be payable in the case of an assignee which is already a Lender.

13.6	Entire Agreement

This agreement and the agreements referred to herein and delivered pursuant hereto constitute the entire agreement between the parties hereto and supersede any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

13.7	Further Assurances

The Borrower shall, from time to time and at all times hereafter, upon every reasonable request of an Agent, make, do, execute, and deliver, or cause to be made, done, executed and delivered, all such further acts, deeds, assurances and things as may be necessary in the opinion of such Agent, acting reasonably, for more effectually implementing and carrying out the true intent and meaning of the Credit Documents or any agreement delivered pursuant hereto and thereto.

13.8	Judgment Currency

(a)	If, for the purpose of obtaining or enforcing judgment against the Borrower in any court in any jurisdiction, it becomes necessary to convert into a particular currency (such currency being hereinafter in this Section 13.8 referred to as the “Judgment Currency”) an amount due in another currency (such other currency being hereinafter in this Section 13.8 referred to as the “Indebtedness Currency”) under this agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:

(i)	the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii)	the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 13.8(a)(ii) being hereinafter in this Section 13.8 referred to as the “Judgment Conversion Date”).

(b)	If, in the case of any proceeding in the court of any jurisdiction referred to in Section 13.8(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower shall pay to the appropriate judgment creditor or creditors such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Indebtedness Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(c)	Any amount due from the Borrower under the provisions of Section 13.8(b) shall be due to the appropriate judgment creditor or creditors as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this agreement.

(d)	The term “rate of exchange” in this Section 13.8 means the 4:30 p.m. rate of exchange for Canadian interbank transactions applied in converting the Indebtedness Currency into the Judgment Currency published by the Bank of Canada for the day prior to the day in question.

13.9	Anti-Money Laundering Legislation

(a)	The Borrower acknowledges that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” applicable laws, whether within Canada or elsewhere (collectively, including any guidelines or orders thereunder, “AML Legislation”), the Lenders and the Agents may be required to obtain, verify and record information regarding the Borrower and its Subsidiaries and their directors, authorized signing officers, direct or indirect shareholders or unitholders or other Persons in control of the Borrower and/or any such Subsidiary, and the transactions contemplated hereby. The Borrower shall promptly.

(i)	provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or an Agent, or any prospective assignee of a Lender or Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence; and

(ii)	if requested from time to time, notify the recipient of any such information of any changes thereto.

(b)	If, upon the written request of any Lender, the Administrative Agent has ascertained the identity of the Borrower or any of its Subsidiaries or any authorized signatories of the Borrower or any of its Subsidiaries for the purposes of applicable AML Legislation on such Lender’s behalf, then the Administrative Agent:

(i)	shall be deemed to have done so as an agent for such Lender, and this agreement shall constitute a “written agreement” in such regard between such Lender and the Administrative Agent within the meaning of applicable AML Legislation; and

(ii)	shall provide to such Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

Notwithstanding the foregoing, each of the Lenders agrees that the Administrative Agent has no obligation to ascertain the identity of the Borrower or any of its Subsidiaries or any authorized signatories of the Borrower or any of its Subsidiaries, on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrower or any of its Subsidiaries or any such authorized signatory in doing so.

13.10	No Fiduciary Duty

Each Lender and its Affiliates (collectively, solely for purposes of this Section 13.10, the “Lending Parties”), may have economic interests that conflict with those of the Borrower, its shareholders and/or their Affiliates. The Borrower acknowledges and agrees that (i) the transactions contemplated by the Credit Documents (including the exercise of rights and remedies hereunder and thereunder) (the “Credit Document Transactions”) are arm’s-length commercial transactions between the Lenders, on the one hand, and the Borrower, on the other, and (ii) in connection with the Credit Document Transactions and with the process leading thereto, (x) no Lending Party has assumed an advisory or fiduciary responsibility in favour of the Borrower, its shareholders or its Affiliates with respect to the Credit Document Transactions or the process leading thereto (irrespective of whether any Lending Party has advised, is currently advising or will advise the Borrower, its shareholders or its Affiliates on other matters) or any other obligation to the Borrower except the obligations expressly set forth in the Credit Documents and (y) each Lender is acting solely as principal and not as the agent or fiduciary of the Borrower, its management, shareholders, creditors or any other Person in respect of the Credit Document Transactions except as otherwise expressly set forth in the Credit Documents. The Borrower acknowledges and agrees that it has consulted its own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to the Credit Document Transactions and the process leading thereto. The Borrower agrees that it will not claim that any Lending Party has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Borrower, in connection with the Credit Document Transactions or the process leading thereto except as otherwise expressly set forth in the Credit Documents.

13.11	Treatment of Certain Information: Confidentiality

(a)	Each of the Agents and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that each of the Agents and the Lenders may disclose the Information (i) to its Affiliates and its Affiliates’ respective directors, officers, employees, agents, advisors and representatives in connection with the administration of this agreement and the preservation, exercise, or enforcement of the rights of the Lenders under this agreement (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (ii) to the extent requested by any Governing Authority purporting to have jurisdiction over it and legally entitled to compel production of such Information (provided that, unless specifically prohibited by Applicable Laws, court order or similar legal process, each Agent and each Lender shall use reasonable efforts to notify the Borrower of any request by any Governmental Authority or representative thereof (other than any such request in connection with an examination of an Agent or a Lender by such Governmental Authority) for disclosure of any such Information prior to disclosure of such Information), (iii) to the extent required by Applicable Laws or by any court order or similar legal process (provided that, unless specifically prohibited by Applicable Laws, court order or similar legal process, each Agent and each Lender shall use reasonable efforts to notify the Borrower of any request by any Governmental Authority or representative thereof (other than any such request in connection with an examination of an Agent or a Lender by such Governmental Authority) for disclosure of any such Information prior to disclosure of such Information), (iv), in connection with the exercise of any remedies hereunder or under any other Credit Document or any action or proceeding relating to this agreement or any other Credit Document or the enforcement of rights hereunder or thereunder, (v) subject to an agreement containing provisions substantially the same as those of this Section 13.11, to any permitted assignee of, or any prospective permitted assignee of, any of its rights or obligations under this agreement, (vi) with the consent of the Borrower, (vii) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section 13.11 or (y) becomes available to an Agent or any Lender on a non-confidential basis from a source other than an Obligor. Notwithstanding the provisions of Section 13.11(a)(ii) and (iii), neither of the Agents nor any Lenders shall have any liability whatsoever for any failure to provide notice as referred to therein.

(b)	For purposes of this Section 13.11, “Information” means all information received in connection with this agreement and/or any Obligor or its Subsidiaries or their respective businesses from any Obligor, other than any such information that (i) is available to an Agent or any Lender on a non-confidential basis prior to such receipt or (ii) has become publicly available other than as a result of a breach of this Section 13.11.

(c)	In addition and for greater certainty, any Lenders named therein shall have the right to approve any press releases or presentations prepared by any Obligor in connection with the Credit Facility.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first written above.

Address:	ORLA MINING LTD.

Orla Mining Ltd.
Suite 202 – 595 Howe Street	Per:	(Signed) “Etienne Morin”
Vancouver, BC		Name:	Etienne Morin
Canada V6C 2T5		Title:	Chief Financial Officer

Attention Etienne Morin, Chief
Financial Officer
Telephone: [personal information redacted]
Email: [personal information redacted]
Per:
Name:
Title:

GLAS USA LLC, as Administrative Agent

Per:	(Signed) “Yana Kislenko”
Name: Yana Kislenko
Title: Vice President

GLAS AMERICAS LLC, as Collateral Agent

Per:	(Signed) “Yana Kislenko”
Name: Yana Kislenko
Title: Vice President

TRINITY CAPITAL PARTNERS CORPORATION, as Arranging Lender and Lender

Per:	(Signed) “John Graham”
Name: John Graham
Title: Partner

Per:
Name:
Title:

[Remaining signature pages of each of the Lenders redacted for confidentiality reasons]

Schedule A
Lenders and Individual Commitments

[Schedule redacted for confidentiality reasons]

Schedule B
Compliance Certificate

TO:	GLAS USA LLC, as Administrative Agent Attention: Administrator – ORLA MINING Email: [personal information redacted]

I, _______________, the ________________ of Orla Mining Ltd. (the “Borrower”), in such capacity as _________________, without personal liability, and not in my personal capacity, hereby certify that:

1.	I am the duly appointed _________________ of the Borrower, the borrower named in the loan agreement made as of December 18, 2019 between, inter alios, the Borrower, the Lenders named therein, and GLAS USA LLC, as administrative agent (as amended, amended and restated, modified, supplemented or replaced from time to time, the “Loan Agreement”) and as such I am providing this certificate for and on behalf of the Borrower pursuant to the Loan Agreement.

2.	I am familiar with and have examined the provisions of the Loan Agreement including, without limitation, those of Article 8, Article 9 and Article 11 therein.

3.	To the best of my knowledge, information and belief and after due inquiry, no Default or Event of Default has occurred and is continuing as at the date hereof. Without limiting the generality of the foregoing, the Borrower acknowledges and confirms that it is in compliance with Section 9.1(t) of the Loan Agreement concerning Registrations required to be created, maintained, recorded, registered, filed and perfected with respect to the Security in accordance with the provisions of the Credit Documents.

4.	All representations and warranties contained in Article 8 are true and correct in all respects on the date hereof as if such representations and warranties were made on such date (other than such representations and warranties which relate to an earlier date, in which case such representations and warranties are true and correct as of such earlier date).

5.	Unless the context otherwise requires, capitalized terms in the Loan Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Loan Agreement.

DATED this ___________ day of __________, 20___.

ORLA MINING LTD.

Per:
Name:
Title:

Schedule C
Form of Assignment

DATED __________, 20___

Reference is made to the loan agreement, dated as of December 18, 2019 (as such agreement may be amended, supplemented, amended and restated, novated or otherwise modified and in effect from time to time, the “Loan Agreement”) between, inter alia, Orla Mining Ltd., as borrower, the Lenders named therein and GLAS USA LLC as administrative agent of the Lenders. Terms defined in the Loan Agreement are used herein as therein defined.

_________________ (the “Assignor”) and _________________ (the “Assignee”) agree as follows:

(a)	The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, a ______% interest in and to all of the Assignor’s rights and obligations under the Loan Agreement as of the Effective Date (as defined below) (including, without limitation, such percentage interest in the Assignor’s Individual Commitment as in effect on the Effective Date, the credit extended by the Assignor under the Credit Facility and outstanding on the Effective Date and the corresponding rights and obligations of the Assignor under all of the Credit Documents).

(b)	The Assignor (i) represents and warrants that as of the date hereof its Individual Commitment is $___________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of credit extended by it under the Credit Facility is $___________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Obligor and its Subsidiaries or the performance or observance by any Obligor of any of its obligations under the Credit Documents or any other instrument or document furnished pursuant thereto; and (v) gives notice to the Administrative Agent and the Borrower of the assignment to the Assignee hereunder.

(c)	The effective date of this Assignment (the “Effective Date”) shall be the later of ___________ and the date on which a copy of a fully executed copy of this Assignment has been delivered to the Borrower and the Administrative Agent in accordance with Section 13.5(b) of the Loan Agreement.

(d)	The Assignee hereby agrees to (i) the specific Individual Commitment of $___________ with respect to the Credit Facility; (ii) be bound by the terms of the Credit Documents as a Lender; and (iii) the address and email address set out after its name on the signature page hereof for the purpose of notices as provided in Section 13.1 of the Loan Agreement.

(e)	As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Credit Documents held by it immediately prior to the Effective Date, have the rights and obligations under the Credit Documents that have been assigned to it pursuant to this Assignment, and (ii) the Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released from its obligations under the Credit Documents.

(f)	The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Documents for periods prior to the Effective Date directly between themselves.

(g)	This Assignment and Acceptance shall be delivered to the Administrative Agent with a processing and recordation fee of $3,500. [NTD: To be included if fee has not been waived by the Administrative Agent.]

(h)	If the Assignee is not a Lender, annexed hereto as Exhibit A is a completed administrative questionnaire, providing such information (including, without limitation, credit contact information and wiring instructions) of the Assignee.

(i)	From and after the Effective Date, the Administrative Agent shall make all payments in respect of the assigned interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued to but excluding the Effective Date, and to the Assignee for amounts which have accrued from and after the Effective Date. Notwithstanding the foregoing, the Administrative Agent shall make all payments of interest, fees or other amounts paid or payable in kind from and after the Effective Date to the Assignee.

This Assignment shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

[ASSIGNOR]

Per:
Name:
Title:

[ASSIGNEE]

Per:
Name:

Title:

Address

Attention:
Email:

ACKNOWLEDGED and agreed to as of this ___________ day of ___________ , 20______.

GLAS USA LLC, as Administrative Agent

Per:
Name:
Title:

ACKNOWLEDGED and agreed to as of this _________ day of _____________, 20_____.1

ORLA MINING LTD.

Per:
Name:
Title: Authorized Signatory

Per:
Name:
Title: Authorized Signatory

1  Not required if (i) an Event of Default has occurred and is continuing, or (ii) (x) if assignment is to a Lender, an Affiliate of a Lender, or to any fund managed by such Lender, and (y) such assignment would not impose at the time of the assignment on the Borrower any indemnity contained in the Loan Agreement.

Exhibit A
ADMINISTRATIVE QUESTIONNAIRE

See attached.

LSTA/LMA Standard Administrative Details Form

The Loan Market Association ("LMA") and Loan Syndications & Trading Association ("LSTA") consent to the use and reproduction of this document for the preparation and documentation of agreements relating to transactions or potential transactions in the loan markets.

© Loan Market Association, Loan Syndications & Trading Association. All rights reserved.

C-A-1

LSTA/LMA Standard Administrative Details Form

ENTITY DETAILS
Name	[Name]			MEI	Markit Entity ID
GIIN	FATCA Global Intermediary Identification Number (Optional)	CRN	UK Company Registration Number (Optional)	LEI	Legal Entity ID (Optional)
Entity Type	Type of lender. If lender/entity type does not appear in list, you may provide your own value.
Address (of Lending Office): Registered address of lending office, including country of domicile.			Signature Block: Signature Block as it would appear on settlement documentation. E.g. (for separately managed account): ABC Fund by 123 Asset Management as Advisor
Fund Manager	Name of fund/asset manager, as would be referenced in the sig. block.			MEI	Markit Entity ID
Lender Parent	Name of legal parent if different from lender entity. (Optional)			MEI	Markit Entity ID

NOTICE/SERVICING MESSAGE DELIVERY INSTRUCTIONS
Firm	Name of Company	Fax	Fax Number	Email	Email Address	Email Pfd.
Firm	Name of Company	Fax	Fax Number	Email	Email Address	Email Pfd.

STANDARD SETTLEMENT INSTRUCTIONS / WIRING INSTRUCTIONS
Currency	Applicable Currency.
Account With Institution	Name of Beneficiary’s Bank (usually custodian/trustee)
SWIFT BIC	8/11-Character BIC of Beneficiary’s Bank	ABA #	Routing # or UK Sort Code of Beneficiary’s Bank (optional)
Beneficiary Customer	Name of Ultimate Beneficiary (Lender)
Beneficiary Account #	Account # of Ult. Beneficiary	IBAN	IBAN of Ultimate Beneficiary (opt)
Payment Reference (Remittance Info)	Use Standard Wire Reference Format*: [Borrower Name] [Facility Name/Abbr.] [Facility/Deal CUSIP/ISIN] [Payment Purpose(s)] [Transaction Reference ID]
Special Instructions
Template above can be used for wire instructions where receiving bank is custodian/trustee, and lender has dedicated account. Additional templates provided at Appendix A.

SERVICE PROVIDERS & THIRD-PARTY DATA ACCESS
						Doc. Delivery	Recon & Inventory
Role	Custodian/Trustee	Name	Name of Company	MEI	Markit Entity ID	☐	☐
Role	Relationship to lender.	Name	Name of Company	MEI	Markit entity ID	☐	☐

C-A-2

CREDIT CONTACTS (LEGAL DOCUMENTATION, AMENDMENTS & WAIVERS)
Name	Name of group or individual.	Select group or Individual	Firm	Firm with which contact is affiliated.
Address: Registered address of contact’s office (if different than the lender’s office), including country of domicile.
Phone	Fax	Email
☐ Data Room Access		Pfd. Contact Method		Preferred contact method for inquiries.
Copy and paste section above to add any additional contacts. It is recommended that at least one of the contacts be a group.

OPERATIONS CONTACTS (INQUIRIES ONLY)
Name	Name of group or individual.	Select group or Individual	Firm	Firm with which contact is affiliated.
Address: Registered address of contact’s office (if different than the lender’s office), including country of domicile.
Phone	Fax	Email
☐ Settlements ☐ Servicing ☐ SSI Verification ☐ KYC		Pfd. Contact Method		Preferred contact method for inquiries.
Copy and paste section above to add any additional contacts. It is recommended that at least one of the contacts be a group.

LETTER OF CREDIT CONTACTS
Name	Name of group or individual.	Select group or Individual	Firm	Firm with which contact is affiliated.
Address: Registered address of contact’s office (if different than the lender’s office), including country of domicile.
Phone	Fax	Email
☐ Settlements ☐ Servicing ☐ SSI Verification ☐ KYC		Pfd. Contact Method		Preferred contact method for inquiries.
Copy and paste section above to add any additional contacts. It is recommended that at least one of the contacts be a group.

ADDITIONAL ENTITY DETAILS & KYC/FATCA INFORMATION
Country of Incorporation	Country of Incorporation of lender	Country of Tax Residence	Country of Residence of lender for tax purposes
EIN	US Employee ID Number	UK Treaty Passport #	UK Treaty Passport #
US Tax Form	Type of tax form used/attached	UK Treaty Passport Export Date	UK Treaty Passport Expiry Date
Entity Referenced As	Primary Entity

C-A-3

Appendix A: Additional Wire Instruction Templates:

Template below can be used for wire instructions where recipient is intermediary bank with nostro account for custodian and the Lender does not have a dedicated account.

Currency	Applicable Currency.
Correspondent Bank	Name of Receiver’s Correspondent Bank (SWIFT 54a)
SWIFT BIC	8/11-Character SWIFT BIC of Correspondent Bank
Intermediary Bank	Name of Intermediary Bank (SWIFT 56a)
SWIFT BIC	8/11-Character BIC of Intermediary Bank	ABA #	ABA/Routing # or UK Sort Code of Intermediary Bank (optional)
Account With Institution	Name of Beneficiary’s Bank – usually custodian (SWIFT 57a)
SWIFT BIC	8/11-Character SWIFT BIC of Beneficiary’s Bank	IBAN	IBAN of Beneficiary’s Bank at Intermediary
Beneficiary Customer	Name of Ultimate Beneficiary (Lender) (SWIFT 59a)
Beneficiary Account #	Account #/Code of Ult. Beneficiary
Payment Reference (Remittance Info)	Use Standard Wire Reference Format*: [Borrower Name] [Facility Name/Abbr.] [Facility/Deal CUSIP/ISIN] [Payment Purpose(s)] [Transaction Reference ID]
Special Instructions

C-A-4

Schedule D
Form of Drawdown Notice

TO:

GLAS USA LLC AND GLAS AMERICAS LLC
3 Second Street, Suite 206
Jersey City, NJ 07311
Fax: [personal information redacted],

Attention: Administrator – ORLA MINING
Telefax: [personal information redacted],
Email: [personal information redacted],

RE:	Loan Agreement, dated as of December 18, 2019 (as such agreement may be amended, supplemented, amended and restated, novated or otherwise modified and in effect from time to time, the “Loan Agreement”) between, inter alia, Orla Mining Ltd., as borrower, the Lenders named therein and GLAS USA LLC, as administrative agent of the Lenders

Pursuant to the terms of the Loan Agreement, the undersigned hereby irrevocably notifies you that it wishes to draw down under the Credit Facility on [date of drawdown] the amount of $●.

You are hereby irrevocably authorized and directed to pay the proceeds of the drawdown as follows:

[To be added]

and this shall be your good and sufficient authority for so doing.

All capitalized terms defined in the Loan Agreement and used herein shall have the meanings ascribed thereto in the Loan Agreement.

DATED the ______ day of _______________, 20___.

ORLA MINING LTD.

Per:
Name:
Title: Authorized Signatory

Per:
Name:
Title: Authorized Signatory

Schedule E
Corporate Structure

Schedule F
Relevant Jurisdictions

Obligor	Jurisdiction of Formation	Address of Chief Executive Office	Address(es) where Books and Records are located	Place(s) of Business	Jurisdictions(s) where Tangible Assets are held
Orla Mining Ltd.	Canada	202 – 595 Howe Street Vancouver, BC V6C 2T5	202 – 595 Howe Street Vancouver, BC V6C 2T5	202 – 595 Howe Street Vancouver, BC V6C 2T5	British Columbia
Minera Cerro Quema, S.A.	Panama	El Vigia, Luis Rios y Octava el Vigia, 5438, village of San Juan Bautista, district of Chitré, province of Herrera, Rep. of Panama	MMG Tower, 23rd Floor Ave. Paseo del Mar
Costa del Este Panama City Rep. of Panama

			El Vigia, Luis Rios y Octava el Vigia, 5438, village of San Juan Bautista, district of Chitré, province of Herrera, Rep. of Panama	El Vigia, Luis Rios y Octava el Vigia, 5438, village of San Juan Bautista, district of Chitré, province of Herrera, Rep. of Panama	Panama
Minera Camino Rojo, S.A de C.V.	Mexico	Avenida Universidad #250 Interior 1-C, Colonia Militar, Zacatecas, Zacatecas. C.P. 98065	Calle Roma No. 1205 Colonia Vista Hermosa Chihuahua, Chih., C.P. 31205	Calle 11 de Agosto # 7 Colonia Centro , Mazapil Zacatecas 98230 Avenida Universidad #250 Interior 1-C, Colonia Militar, Zacatecas, Zacatecas. C.P. 98065	Mexico

Schedule G
Security Documents

A.	Tranche One Security Documents (governed by Ontario law)

1.	General Security Agreement executed by the Borrower in favour of the Collateral Agent.

2.	Pledge Agreement granted by Hans Smit, as minority shareholder of Camino Rojo, in respect of 1 Series A share of Camino Rojo (such share being the “CR Minority Share”)

3.	Guarantee of Camino Rojo in favour of the Collateral Agent.

4.	Guarantee of Cerro Quema in favour of the Collateral Agent.

5.	General Security Agreement executed by Camino Rojo in favour of the Collateral Agent.

6.	General Security Agreement executed by Cerro Quema in favour of the Collateral Agent.

7.	Subordination agreements granted in favour of the Collateral Agent by each of:

(a)	the Borrower;

(b)	Camino Rojo; and

(c)	Cerro Quema.

B.	Tranche Two/Three Security Documents

1.	Guarantee from Camino Rojo in favour of the Collateral Agent. (Mexican law).

2.	Mexican law security agreement/non-possessory pledge granted by Camino Rojo (including granting security over the mining concessions) in respect of all assets of Camino Rojo not subject to the trust agreement in item 6 below.

3.	Mortgage over movables (re: personal property) granted by Cerro Quema.

4.	Mexican law trust agreement granted by the minority shareholder of Camino Rojo in respect of the CR Minority Share.

5.	Panamanian law pledge agreement granted by the Borrower in respect of the shares of Cerro Quema.

6.	Mexican law trust agreement granted by the Borrower and Camino Rojo in respect of (a) all shares of Camino Rojo other than the CR Minority Share and (b) equipment and machinery of Camino Rojo.

7.	If required under Mexican law, Mexican law subordination agreements granted by each of:

(a)	the Borrower (if necessary);

(b)	Camino Rojo; and

(c)	Cerro Quema.

G-2

Schedule H
Material Agreements and Permits

Material Agreements

1.            [commercially sensitive information redacted]

2.	Agreement for Engineering, Procurement, and Construction Management Services, between Camino Rojo and M3 MEXICANA S de RL de CV, once the same becomes effective.

3.	Investor Rights Agreement, dated October 18, 2019, between the Borrower and Agnico Eagle Mines Limited.

4.	Asset Purchase Agreement re: the Camino Rojo Project, dated June 20, 2017, among the Borrower, Camino Rojo, Minera Peñasquito, S.A. de C.V., and Newmont Goldcorp Corporation (as successor to Goldcorp Inc.).

5.	Assignment Agreement over Mining Concessions, dated June 20, 2017, between Camino Rojo and Minera Peñasquito, S.A. de C.V.

6.	[commercially sensitive information redacted],

7.	[commercially sensitive information redacted],

8.	[commercially sensitive information redacted],

Permits

Camino Rojo Project

1.	Cambio de Uso de Suelo (Land Use Change) issued by the Secretaria del Medio Ambiente y Recursos Naturales (Secretary of the Environment and Natural Resources) (“SEMARNAT”), once the same is obtained.

2.	Manifesto de Impacto Ambiental (Environmental Impact Statement) issued by SEMARNAT, once the same is obtained.

3.	The following water concessions granted by the Comisión Nacional del Agua (CONAGUA):

Title of Concession	Volume of Concession
07ZAC154052/37IMDL13	3,695,900.00
07ZAC155063/37fMDL14	6,000,000.00

4.	The following mineral concessions:

Table 4-1

Listing of Mining Concessions

			Validity		Area
Concession Name	File Number (Expediente)	Title Number	Title Issued Date	Expiration Date	Hectares
Camino Rojo	093/28336	230914	06/11/2007	05/11/2057	8,340.7905
Camino Rojo 1	093/28349	231922	16/05/2008	15/05/2058	88,897.3255
Camino Rojo 1 Frac. A	093/28349	231923	16/05/2008	15/05/2058	96.8888
Camino Rojo 3	093/28425	232014	03/06/2008	02/06/2058	30,050.0000
Camino Rojo 2	093/28417	232076	10/06/2008	09/06/2058	17,847.4398
Camino Rojo 4	093/28465	232644	02/10/2008	01/10/2058	9,701.0000
Camino Rojo 5	093/28534	232647	02/10/2008	01/10/2058	33,018.4718

Cerro Quema Project

The following three contracts between the Republic of Panama and Cerro Quema, which grant exclusive rights for mineral extraction:

•	Contract No. 19, dated February 26, 1997, for the exclusive rights for the extraction of Class IV metallic minerals (gold and silver) for 5,000 ha and effective for 20 years, identified in the National Directorate of Mineral Resources with the symbol MCQSA-EXTR (gold and silver) 96-63

•	Contract No. 20, dated February 26, 1997, for the exclusive rights for the extraction of Class IV metallic minerals (gold and silver) for 5,000 ha and effective for 20 years, identified in the National Directorate of Mineral Resources with the symbol MCQSA-EXTR (gold and silver) 96-62

•	Contract No. 21, dated March 3, 1997, for the exclusive rights for the extraction of Class IV metallic minerals (gold and silver) for 4,893 ha and effective for 20 years, identified in the National Directorate of Mineral Resources with the symbol MCQSA-EXTR (gold and silver) 96-64.

H-2

Schedule I

Litigation

[commercially sensitive information redacted]

Schedule J
Non-Arm’s Length Transactions

Obligor	Non-Arm’s Length Transaction(s)
Orla Mining Ltd.	Amended and Restated Contractor Agreement, dated December 6, 2016, between the Borrower and Octavio Choy, and the transactions contemplated thereby.
Minera Camino Rojo, S.A. de C.V.

•      Commercial Services Contract, dated February 6, 2018, between Minera Camino Rojo, S.A. de C.V. and Contrataciones Camino Rojo, S.A. de C.V., and the transactions contemplated thereby.

•      Commercial Services Contract, dated November 8, 2018, between Minera Camino Rojo, S.A. de C.V. and Servicios Camino Rojo, S.A. de C.V., and the transactions contemplated thereby.

Minera Cerro Quema, S.A.	Nil.

Schedule K
Accredited Investor Status Certificate

See attached.

ACCREDITED INVESTOR STATUS CERTIFICATE

TO:	ORLA MINING LTD. (THE “ISSUER”)

In connection with the issuance of common share purchase warrants (the “Warrants”) in the capital of the Issuer with an exercise price of Cdn$3.00 per common share and a seven (7) year exercise period from the date of issue, to be issued in consideration for the commitment to fund a non-revolving term credit facility in the amount of Usd$125,000,000, in accordance with the terms of a credit agreement dated November [●], 2019, to the undersigned subscriber or, if applicable, the disclosed principal on whose behalf the undersigned is acting as agent (the “Subscriber” for the purposes of this Certificate), the Subscriber hereby represents, warrants, covenants and certifies to the Issuer that:

1.	the Subscriber is either acquiring the Warrants as principal for the Subscriber’s own account or is deemed under National Instrument 45-106 Prospectus Exemptions of the Canadian Securities Administrators (“NI 45-106”) to be acquiring the Warrants as principal;

2.	the Subscriber is resident in or otherwise subject to the securities laws of one of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Newfoundland and Labrador, Nova Scotia, New Brunswick or Prince Edward Island;

3.	the Subscriber is an “accredited investor” within the meaning of NI 45-106 on the basis that the Subscriber fits within one of the categories of an “accredited investor” reproduced below beside which the Subscriber has indicated the undersigned belongs to such category;

4.	the Subscriber was not created or used solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

5.	the undersigned acknowledges that the foregoing representations, warranties and covenants are made by the undersigned with the intent that they be relied upon in determining the suitability of the Subscriber as an acquirer of the Warrants and the undersigned undertakes to immediately notify the Issuer of any change in any statement or other information relating to the Warrants set forth herein which takes place prior to the closing time (the “Closing Time”) of the issuance of the Warrants.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your broker and/or legal advisor before completing this Certificate.

Additional Instruction: If the Subscriber is an individual and qualifies as an “accredited investor” pursuant to paragraphs (j), (k) or (l) below, it must also complete and sign Schedule A attached hereto entitled “Form 45-106F9: Form for Individual Accredited Investors” and the individual accredited investor questionnaire attached thereto.

The Subscriber is [check appropriate box and complete related blanks]:

☐	(a)	except in Ontario, a Canadian financial institution, or a Schedule III bank, or in Ontario, a bank listed in Schedule I, II or III to the Bank Act (Canada);

☐	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐	(c)	a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

☐	(d)	a person registered under the securities legislation of a jurisdiction of Canada, as an adviser or dealer;
☐	(e)	an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d);

☐	(e.1)	an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐	(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐	(g)	a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;

☐	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐	(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada), a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐	(j)

 an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds Cdn$1,000,000;

[If qualifying under this paragraph, the Subscriber must also complete and sign Schedule A attached hereto entitled “Form 45-106F9: Form for Individual Accredited Investors”]

☐	(j.1)	an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes, but net of any related liabilities exceeds $5,000,000;

☐	(k)

an individual whose net income before taxes exceeded Cdn$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded Cdn$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

[If qualifying under this paragraph, the Subscriber must also complete and sign Schedule A attached hereto entitled “Form 45-106F9: Form for Individual Accredited Investors”]

☐	(l)

an individual who, either alone or with a spouse, has net assets of at least Cdn$5,000,000;

[If qualifying under this paragraph, the Subscriber must also complete and sign Schedule A attached hereto entitled “Form 45-106F9: Form for Individual Accredited Investors”]

☐	(m)	a person, other than an individual or investment fund, that has net assets of at least Cdn$5,000,000 as shown on its most recently prepared financial statements;

☐	(n)

an investment fund that distributes or has distributed its securities only to:

(i)       a person that is or was an accredited investor at the time of the distribution;

(ii)      a person that acquires or acquired securities in the circumstances referred to in sections 2.10 and 2.19 of NI45-106, or

(iii)      a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 of NI45-106;

☐	(o)	an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Quebec, the securities regulatory authority, has issued a receipt;

☐	(p)	a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

☐	(q)	a person acting on behalf of a fully managed account managed by that person, if that person is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction;

☐	(r)	a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐	(t)	a person in respect of which all of the owner of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors;

☐	(u)	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser;

☐	(v)	a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Quebec, the regulator as an accredited investor; or

☐	(w)	a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investor’s former spouse.

Definitions:

“Canadian financial institution” means

(a)	an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or

(b)	a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

“financial assets” means

(a)	cash,

(b)	securities, or

(c)	a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

“fully managed account” means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction;

“investment fund” has the same meaning as in National Instrument 81-106 Investment Fund Continuous Disclosure;

“person” includes

(a)	an individual,

(b)	a corporation,

(c)	a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

(d)	an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative;

“related liabilities” means

(a)	liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or

(b)	liabilities that are secured by financial assets;

“Schedule III bank” means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

“spouse” means, an individual who,

(a)	is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual; or

(b)	is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender; or

(c)	in Alberta, is an individual referred to in paragraph (a) or (b), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta);

“subsidiary” means in issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

* * * * * * *

signature page follows

The representations, warranties, statements and certification made in this Certificate are true and accurate as of the date of this Certificate and will be true and accurate at the Closing Time. If any such representation, warranty, statement or certification becomes untrue or inaccurate prior to the Closing Time, the Subscriber shall give the Issuer immediate written notice thereof.

The Subscriber acknowledges and agrees that the Issuer will and can rely on this Certificate in connection with the Subscriber’s acquisition of Warrants.

IN WITNESS, the undersigned has executed this Certificate as of the                day of                                     , 20       .

1. SUBSCRIBER INFORMATION

If a corporation, partnership or other entity:	If an individual:

(Print Name of Subscriber)	(Print Name of Subscriber)

(Signature of Authorized Signatory)	(Signature)

(Name and Position of Authorized Signatory)	(Jurisdiction of Residence of Subscriber)

(Jurisdiction of Residence of Subscriber)

2. NUMBER OF WARRANTS

The total number of Warrants to be acquired by the Subscriber is as follows:

3. REGISTRATION INSTRUCTIONS

The Subscriber directs the Issuer to register the Warrants as follows:

(Registration Name and Account Number)

(Registration Address – Include City, Province and Postal Code)

(Registered Holder: Contact Name, Contact Telephone Number and Contact Email Address)

4. DELIVERY INSTRUCTIONS

If the Warrants are to be delivered other than as set out above, the Subscriber directs the Issuer to deliver the Warrants as follows:

(Name of Recipient)

(Address of Recipient – Include City, Province and Postal Code)

(Recipient: Contact Name, Contact Telephone Number and Contact Email Address)

[Signature page to follow]

ACCEPTANCE

Accepted by this Issuer as of the ____ day of ____________________, 20 .	) ) ) )	ORLA MINING LTD.

Per:
	)		Authorized Signatory

PERSONAL INFORMATION

1.	Present Ownership of Securities of the Issuer. The Subscriber owns, directly or indirectly, or exercises control or direction over, ______________ common shares of the Issuer and securities convertible or exercisable to acquire an additional ______________ common shares of the Issuer.

2.	Insider Status. The Subscriber either [check appropriate box]:

☐	is an “Insider” of the Issuer as defined in the British Columbia Securities Act, determined as follows:

(a)	a director or officer of the Issuer;

(b)	a director or officer of a person that is itself an insider or subsidiary of the Issuer; or

(c)	a person that has direct or indirect:

(1)	beneficial ownership of or control or direction over; or

(2)	a combination of beneficial ownership of and control or direction over,

securities of the Issuer carrying more than 10% of the voting rights attached to all the Issuer’s outstanding voting securities, excluding, for the purpose of the calculation of the percentage held, any securities held by the person as underwriter in the course of a distribution.

☐	is not an Insider of the Issuer.

3.	Registrant Status. The Subscriber either [check appropriate box]:

☐	is a registrant (as defined in applicable securities laws)

☐	is not a registrant.

SCHEDULE A

Form 45-106F9

Form for Individual Accredited Investors

WARNING! This investment is risky. Don’t invest unless you can afford to lose all the money you pay for this investment.

SECTION 1 TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
1. About your investment
Type of securities: Warrants	Issuer: Orla Mining Ltd. (the “Issuer”)
Purchased from: The Issuer
SECTIONS 2 TO 4 TO BE COMPLETED BY THE PURCHASER
2. Risk acknowledgement
This investment is risky. Initial that you understand that:	Your initials
Risk of loss – You could lose your entire investment of $ ________. [Instruction: Insert the total dollar amount of the investment.]
Liquidity risk – You may not be able to sell your investment quickly – or at all.
Lack of information – You may receive little or no information about your investment.
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.
3. Accredited investor status
If you are relying on a prospectus exemption contained in any of sections (j), (k), or (l) of Category 1 “Accredited Investor” in Form 1, you must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	Your initials
• Your net income before taxes was more than $200,000 in each of the 2 most recent calendar years, and you expect it to be more than $200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)
• Your net income before taxes combined with your spouse’s was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than $300,000 in the current calendar year.
• Either alone or with your spouse, you own more than $1 million in cash and securities, after subtracting any debt related to the cash and securities.
• Either alone or with your spouse, you have net assets worth more than $5 million. (Your net assets are your total assets (including real estate) minus your total debt.)
4. Your name and signature
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.
First and last name (please print):
Signature:	Date:
SECTION 5 TO BE COMPLETED BY THE SALESPERSON
5. Salesperson information
[Instruction: The salesperson is the person who meets with, or provides information to, the purchaser with respect to making this investment. That could include a representative of the issuer or selling security holder, a registrant or a person who is exempt from the registration requirement.]
First and last name of salesperson (please print):
Telephone:	Email:
Name of firm (if registered):
SECTION 6 TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment

Orla Mining Ltd.
Suite 202 - 595 Howe Street
Vancouver, BC
V6C 2T5

Attention: Etienne Morin, Chief Financial Officer

Telephone: 604 564 1852

Email: etienne.morin@orlamining.com

For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.

Form instructions:

1.	This form does not mandate the use of a specific font size or style but the font must be legible.

2.	The information in sections 1, 5 and 6 must be completed before the purchaser completes and signs the form.

3.	The purchaser must sign this form. Each of the purchaser and the issuer or selling security holder must receive a copy of this form signed by the purchaser. The issuer or selling security holder is required to keep a copy of this form for 8 years after the distribution.

INDIVIDUAL ACCREDITED INVESTOR QUESTIONNAIRE (CANADIAN)

THIS QUESTIONNAIRE IS TO BE COMPLETED BY ACCREDITED INVESTORS WHO ARE INDIVIDUALS

Unless otherwise defined herein, all capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the subscription agreement accompanying this questionnaire. I understand that in order to be accepted as an “accredited investor” under National Instrument 45-106, I must satisfy certain of the following criteria. The undersigned hereby represents and warrants to the Issuer as follows:

1. Financial Circumstances. Please answer the following questions concerning your financial status by marking the appropriate box and filling in the blanks.

1.1 Was your net income before taxes more than $200,000 in each of the 2 most recent calendar years?

☐      Yes                  ☐      No

1.2 If you answered “Yes” to Question 1.1, do you expect your net income before taxes to be more than $200,000 in the current calendar year?

☐      Yes                  ☐      No

1.3 Was your net income before taxes combined with your spouse’s net income before taxes more than $300,000 in each of the 2 most recent calendar years?

☐      Yes                  ☐      No

1.4 If you answered “Yes” to Question 1.3, do you expect your net income before taxes combined with your spouse’s net income before taxes to be more than $300,000 in the current calendar year?

☐      Yes                  ☐      No

1.5 Do you own, either alone or with your spouse, more than $1,000,000 in cash and securities, after subtracting any debt related to the cash and securities?

☐      Yes                  ☐      No

1.6 Do you own, either alone or with your spouse, have net assets (i.e., your total assets (including real estate) less your total debt) worth more than $5,000,000?

☐      Yes                  ☐      No

1.7 Please indicate, for each of the two most recent years, what your individual net income before taxes (or joint net income before taxes together with your spouse) was, and for the current year what your individual net income before taxes (or joint net income before taxes together with your spouse) is expected to be:

2017	Individual	Joint
2018	Individual	Joint
2019	Individual	Joint

2. Financial Background. Please respond to the following questions, supplying as much detail as possible in order to make your answers complete.

2.1 Indicate by check mark which of the following categories best describes the extent of your prior experience in the areas of investment listed below:

No Experience	Some Experience	Substantial Experience

☐	☐	☐	Marketable Securities
☐	☐	☐	Securities for which no public market exists

2.2 For those investments for which you indicated “Substantial Experience” or “Some Experience” in question 2.1 above, please answer the following additional question:

How often do you make your own investment decisions with respect to such investments?

2.3 Do you have adequate means of providing for your current needs and personal contingencies and have no need for liquidity in such investments?

☐      Yes                  ☐      No

2.4 Please indicate whether you are borrowing the money to be used to purchase securities in the Offering?

☐      Yes                  ☐      No

I hereby represent and warrant that:

(a)	my net income before taxes was more than $200,000 in each of the 2 most recent calendar years, and I expect it to be more than $200,000 in the current calendar year;

(b)	my net income before taxes combined with my spouse’s was more than $300,000 in each of the 2 most recent calendar years, and I expect that our combined net income before taxes to be more than $300,000 in the current calendar year;

(c)	either alone or with my spouse, I own more than $1,000,000 in cash and securities, after subtracting any debt related to the cash and securities; or

(d)	either alone or with my spouse, I have net assets worth more than $5,000,000.

My commitment to investments which are not readily marketable is reasonable in relation to my net worth. I meet at least one of the criteria for an “accredited investor” under National Instrument 45-106. The foregoing representations and warranties and all other information which I have provided to the Issuer concerning myself and my financial condition are true and accurate as of the date hereof. If in any respect, such representations, warranties, or information shall not be true and accurate, I will give written notice of such fact to the Issuer specifying which representations, warranties or information are not true and accurate, and the reasons therefor. I understand that the information contained herein is being furnished by me in order for the Issuer to determine my suitability as an accredited investor, may be accepted by the Issuer in light of the requirements of NI 45-106 and that the Issuer will rely on the information contained herein for purposes of such determination.

Dated:	, 2019	Signed:

Witness		Print name

Print Name of Witness

Schedule L
U.S. Accredited Investor Status Certification Letter

See attached.

The Warrants and the Warrant Shares (collectively, the “Securities”) have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or the securities laws of any states of the United States, and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state securities laws.

The Securities have not been recommended, approved or disapproved by the United States Securities and Exchange Commission (the “SEC”), by any state regulatory authority or by any Canadian regulatory authority, nor has the SEC or any state regulatory authority or Canadian regulatory authority passed on the accuracy or adequacy of this U.S. Accredited Investor Certification Letter. Any representation to the contrary is a criminal offense.

U.S. ACCREDITED INVESTOR CERTIFICATION LETTER

TO:      Orla Mining Ltd. (the “Company”)

RE:      Warrants for purchase of Common Shares of Orla Mining Ltd. (“Warrants”)

Instructions: Complete and sign this U.S. Accredited Investor Certification Letter. Please be sure to also fully complete the Accredited Investor Affirmation contained in Section (3).

Number of Warrants:

Ladies and Gentlemen:

Re:      Warrants for Purchase of Common Shares

In connection with its agreement to participate with respect to a secured project finance facility for the development of certain projects of the Company, in part, for Warrants with the right to subscribe for and purchase of fully paid and non-assessable common shares (“Common Shares”) in the capital of the Company at any time prior to 5:00 p.m. (Vancouver Time) (the “Expiry Time”) on the Expiry Date (as defined in the certificate representing the Warrant) at a price (the “Exercise Price”) of C$3.00 per Common Share in accordance with the terms and conditions of such Warrant, undersigned, on its own behalf and on behalf of each person for whom it is acting (collectively referred to herein, as applicable, as “undersigned”), acknowledges, represents, warrants, covenants and agrees with the Company as follows, and certifies (and acknowledges that the Company, the and their respective counsel are relying thereon):

(1)	undersigned acknowledges and agrees that the Warrants and the shares issuable upon exercise of the Warrants (each a “Warrant Share”) have not been, and will not be, registered under the United States Securities Act or the securities laws of an applicable state of the United States, and that the issuance of the Warrants and the Warrant Shares, as applicable, in the United States is being made in reliance on the exemption from registration provided by Rule 506(b) of Regulation D under the U.S. Securities Act and/or Section 4(a)(2) promulgated under the U.S. Securities Act, or such similar exemption from registration;

(2)	undersigned is (i) a U.S. Person (as defined pursuant to Regulation S under the U.S. Securities Act); (ii) a person purchasing Shares for the account or benefit of a person in the United States; (iii) a person that receives or received an offer of the Warrants while in the United States; or (iv) a person that is in the United States at the time their order was originated or this U.S. Accredited Investor Certification Letter was executed;

(3)	(THIS SECTION IS MUST BE COMPLETED) it (i) is an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act (a “U.S. Accredited Investors”) and is acquiring the Warrants and the Warrant Shares, as applicable, for its own account or for the account of one or more U.S. Accredited Investor with respect to which it exercises sole investment discretion (“Beneficial Purchaser”), and not with a view to resale, distribution or other disposition of any of the Warrants and the Warrant Shares, as applicable, in violation of United States federal or state securities laws and (ii) satisfies one or more of the categories indicated below (please place an “X” and initial on the appropriate line or lines and, if there is a Beneficial Purchaser, undersigned must mark “P” beside the category applicable to undersigned and “BP” beside the category applicable to the Beneficial Purchaser), and is (mark all that apply):

_______ Category 1.       A bank, as defined in Section 3(a)(2) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or

_______ Category 2.      A savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or;

_______ Category 3.       A broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934, as amended; or;

_______ Category 4.       An insurance company as defined in Section 2(13) of the U.S. Securities Act; or

_______ Category 5.       An investment company registered under the United States Investment Company Act of 1940, as amended; or

_______ Category 6.       A business development company as defined in Section 2(a)(48) of the United States Investment Company Act of 1940, as amended; or

_______ Category 7.       A small business investment company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958, as amended; or

_______ Category 8.       A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with total assets in excess of U.S. $5,000,000; or

_______ Category 9.      An employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974 in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons who are accredited investors; or

_______ Category 10.     A private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940, as amended; or

_______ Category 11.  An organization described in Section 501(c)(3) of the United States Internal Revenue Code of 1986, as amended, a corporation, a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of U.S. $5,000,000; or

_______ Category 12.     Any director or executive officer of the Company; or

_______ Category 13.     A natural person that has a net worth (or joint net worth together with his or her spouse) excluding the “net value” of his or her primary residence, in excess of US$1,000,000 and no reason to believe that net worth will not remain in excess of US$1,000,000 for the foreseeable future. “Net value” for such purposes is the fair value of the residence less any mortgage indebtedness or other obligation secured by the residence, provided that any amount of the secured obligation in excess of the value of the residence is considered a liability and must be deducted from the investor’s net worth; or

_______ Category 14.    A natural person who had an individual income in excess of U.S. $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of U.S. $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

_______ Category 15.     A trust, with total assets in excess of U.S. $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the U.S. Securities Act; or

_______ Category 16.     Any entity in which all of the equity owners meet the requirements of at least one of the above categories (if this alternative is checked, you must at the request of the Company identify each equity owner and provide statements signed by each demonstrating how each qualifies as a U.S. Accredited Investor).

(4)	if undersigned is: (a) a corporation, it is duly incorporated and is validly subsisting under the laws of its jurisdiction of incorporation and has all requisite legal and corporate power and authority to execute and deliver this U.S. Accredited Investor Certification Letter, to acquire the Warrants as contemplated herein and to carry out and perform its obligations under the terms of this U.S. Accredited Investor Certification Letter and the individual signing this U.S. Accredited Investor Certification Letter has been duly authorized to execute and deliver this U.S. Accredited Investor Certification Letter; or (b) an individual, partnership, syndicate or other form of unincorporated organization, it has the necessary legal capacity and authority to execute and deliver this U.S. Accredited Investor Certification Letter and to observe and perform its covenants and obligations hereunder and has obtained all necessary approvals in respect thereof and the individual signing this U.S. Accredited Investor Certification Letter has been duly authorized to execute and deliver this U.S. Accredited Investor Certification Letter;

(5)	the execution and delivery of this U.S. Accredited Investor Certification Letter and the performance and compliance with the terms hereof will not result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of any controlling documents, by-laws or resolutions of undersigned or any indenture, contract, agreement (whether written or oral), instrument or other document to which undersigned is a party or subject, or any judgment, decree, order, statute, rule or regulation applicable to undersigned;

(6)	this U.S. Accredited Investor Certification Letter has been duly and validly authorized, executed and delivered by, and upon acceptance by the Company constitutes a legal, valid, binding and enforceable obligation of, undersigned; if undersigned is contracting hereunder as trustee, agent, representative or nominee for one or more beneficial purchasers, undersigned has due and proper authority to execute and deliver this U.S. Accredited Investor Certification Letter on behalf of each such beneficial purchaser and to act on behalf of each such beneficial purchaser in connection with the transactions contemplated hereby and acknowledges that the Company may be required by law to disclose to certain regulatory authorities the identity of each beneficial purchaser of Warrants and the Warrant Shares for whom undersigned may be acting;

(7)	undersigned has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Securities and it is able to bear the economic risks of such investment and is able, without impairing its financial condition, to hold the Warrants and the Warrant Shares, as applicable, for an indefinite period of time and to bear the economic risks, and withstand a complete loss of such investment;

(8)	undersigned understands that the Warrants may not be exercised in the United States or by, or on behalf or for the benefit of, a U.S. Person (as defined in Regulation S under the U.S. Securities Act), unless an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available for the issuance of the Warrant Shares, if any, to the U.S. Person and such U.S. Person has furnished an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company to such effect and/or any other certificates or documentation reasonably requested by the Company, the registrar and transfer agent or as required under the Warrant Indenture; following exercise of the Warrants, if such an exercise is available, the Warrant Shares will bear a restrictive legend set forth herein;

(9)	undersigned understands and acknowledges that each of the Warrants and the Warrant Shares, as applicable, are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and it agrees that if it decides to offer, sell, pledge or otherwise transfer any of the Warrants and the Warrant Shares, as applicable, directly or indirectly, it will not offer, sell, pledge or otherwise transfer any of such securities, directly or indirectly, other than in compliance with any restrictive legend imprinted thereon, any restrictions or requirements set forth herein, and pursuant to an available exemption from the registration requirements under the U.S. Securities Act and the securities laws of all applicable states of the United States, if any;

(10)	undersigned understands and acknowledges that certificates representing any Warrants and any Warrant Shares, as applicable, and all certificates issued in exchange for or in substitution of such certificates, will bear the following legend(s), as applicable, upon the original issuance and until the legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

THE SECURITIES REPRESENTED HEREBY [if for Warrants shall also include: AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER OF SUCH SECURITIES AND ITS SUCCESSORS (THE “COMPANY”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF PARAGRAPH (C) OR (D), THE SELLER HAS PRIOR TO SUCH TRANSFER FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY TO SUCH EFFECT AND/OR SUCH OTHER CERTIFICATIONS, INFORMATION OR DOCUMENTATION AS REASONABLY REQUESTED BY THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

[if a Warrant shall also include: THIS WARRANT MAY NOT BE EXERCISED BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.

THE WARRANTS REPRESENTED BY THIS CERTIFICATE WILL BE VOID AFTER THE EXPIRY DATE (AS DEFINED IN THIS WARRANT CERTIFICATE).]

provided, that if any of the Warrants or Warrant Shares, if any, are being sold in accordance with Rule 904 of Regulation S, this legend may be removed by providing the declarations to the Company and transfer agent in the form attached as Appendix A to this U.S. Accredited Investor Certification Letter (or such other form as the Company may prescribe from time to time), together with any other evidence, which may include an opinion of counsel of recognized standing reasonably satisfactory to the Company and/or transfer agent, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act; provided further, that if any of the Warrants or Warrant Shares are being sold pursuant to Rule 144 under the U.S. Securities Act, if available, the legend may be removed by delivery to the Company and the Company’s transfer agent of an opinion of counsel of recognized standing in form and substance satisfactory to the Company and the transfer agent, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(11)	undersigned consents to the Company making a notation on its records or giving instructions to its transfer agent, as applicable, in order to implement the restrictions on transfer set forth and described herein;

(12)	undersigned has decided to acquire the Warrants and the underlying securities based solely on undersigned’s independent investigation and evaluation of the Company and its assets and undersigned has had access to all materials, books and records and documents relating to the Company as undersigned has desired;

(13)	undersigned has been provided an opportunity to ask questions of, and receive answers from, authorized representatives of the Company concerning the Company, the Unites and underlying securities, and the terms of the Offering and that any request for such information has been complied with to undersigned’s satisfaction and that it has had the opportunity to consult with its own legal and tax advisors with regards thereto and it is solely responsible for obtaining such legal, tax and other advice, including advice regarding the ability to resell the Warrants or Warrant Shares, if any;

(14)	undersigned understands and acknowledges that the Company is not obligated to file and have no present intention of filing with the SEC or with any state securities administrator any registration statement under the U.S. Securities Act with respect to any of the Warrants or Warrant Shares;

(15)	undersigned acknowledges that purchasing, holding and disposing of any of Warrants or Warrant Shares, if any, may have tax consequences under the laws of both Canada and the United States, and that it is solely responsible for determining the tax consequences of investment in such securities and the Company gives no opinion and makes no representation with respect to the tax consequences to undersigned under United States, state, local or foreign tax law of undersigned’s acquisition or disposition of any such securities, or as to any other tax consequences related to any of such securities; and no determination has been made whether the Company will be a “passive foreign investment company” (“PFIC”) within the meaning of Section 1291 of the United States Internal Revenue Code;

(16)	undersigned understands that financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differ from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies;

(17)	undersigned understands and acknowledges that the Company is not (i) obligated to remain a "foreign issuer" within the meaning of Rule 902 of Regulation S, (ii) may not, at the time the Warrants or Warrant Shares, if any, are resold by it or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions which could cause the Company not to be a foreign issuer;

(18)	if required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, undersigned will execute, deliver and file and otherwise assist the Company in filing reports, questionnaires, undertakings and other documents with respect to the issuance of the securities;

(19)	undersigned acknowledges and understands that the enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized outside the United States, that some or all of its officers and directors and the experts named herein are residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons are located outside the United States; as a result, it may be difficult or impossible for holders of Warrants or Warrant Shares in the United States to effect service of process within the United States upon the Company, its officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; and in addition, holders of Warrants or Warrant Shares in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States;

(20)	it understands that the reserve and resource estimates included in Company materials, filings or information, as applicable, have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum classification system, which may differ significantly from the requirements of the SEC and, accordingly, reported information concerning mineral deposits of the Company may not be comparable with information made public by companies that report in accordance with U.S. standards;

(21)	undersigned is not subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the U.S. Securities Act (each, a “Disqualification Event”), except to the extent an applicable Disqualification Event does not apply to prevent reliance on Rule 506 because of the provisions set forth in Rule 506(d)(2). If undersigned is subject to a Disqualification Event, but the provisions of Rule 506(d)(1) do not apply to prevent reliance on Rule 506 because of the provisions of Rule 506(d)(2), undersigned shall provide the Company with a written description of any matters that would have otherwise triggered disqualification under Rule 506(d)(1) and the reason why the provisions of such paragraph do not apply, including all information which, in the opinion of the Company, may be required to be disclosed by the Company to comply with the provisions of Rule 506(e). The undersigned hereby authorizes the Company to disclose, as contemplated pursuant to Rule 506(e), any and all information with respect to a Disqualification Event relating to undersigned and/or its directors, officers, general partners or managing members, as applicable, that occurred prior to September 23, 2013;

(22)	undersigned acknowledges that the Corporation may complete additional financings in the future in order to develop the business of the Corporation and to fund its ongoing development; that there is no assurance that such financings will be available and, if available, on reasonable terms; any such future financings may have a dilutive effect on current security holders, including undersigned;

(23)	undersigned, or others for whom undersigned is contracting hereunder, is solely responsible and the Corporation is not in any way responsible for compliance by undersigned or any beneficial purchaser for whom it is contracting hereunder with all applicable hold periods and resale restrictions to which the Shares are subject;

(24)	undersigned acknowledges that this U.S. Accredited Investor Certification Letter is subject to rejection or allotment, in whole or in part, by the Corporation; and it is understood and agreed that all consideration tendered herewith shall be returned to undersigned, without interest or deduction, at the address of undersigned set out herein if this U.S. Accredited Investor Certification Letter is not accepted, or if accepted only in part, such portion of the consideration attributable to that portion of the subscription hereunder which is not accepted shall be so returned to undersigned without interest or deduction;

(25)	undersigned represents and warrants that (i) the consideration or funds representing the applicable purchase price of the Warrants or Warrant Shares, if any, which will be advanced by undersigned for the Warrants or Warrant Shares in the Offering will not represent proceeds of crime for the purposes of the United States Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the “PATRIOT Act”), and undersigned acknowledges that the Company and/or any of their respective affiliates or representatives in the United States may in the future be required by law to disclose undersigned’s name and other information relating to undersigned’s subscription hereunder, on a confidential basis, pursuant to the PATRIOT Act, and (b) no portion of the funds or consideration representing the applicable purchase price to be provided by undersigned (i) has been or will be derived from or related to any activity that is deemed criminal under the laws of the United States of America, or any other jurisdiction, or (ii) is being tendered on behalf of a person or entity that has not been identified to or by undersigned; and undersigned shall promptly notify the Company and their respective affiliates or representatives in the United States if undersigned discovers that any of such representations ceases to be true and provide the Company and any of their respective affiliates and representatives in the United States with appropriate information in connection therewith;

(26)	undersigned understands and acknowledges that, absent exceptive relief from the SEC, if a corporation or any predecessor is deemed to have been at any time previously an issuer with no or nominal operations and no or nominal assets other than cash and cash equivalents (including, being deemed a “shell company” defined in Rule 144(i) under the U.S. Securities Act), Rule 144 under the U.S. Securities Act may not be available for resales of restricted securities, and the Company is not obligated to provide Rule 144 information under the U.S. Securities Act for resales of such securities and, as a result, Rule 144 is not available for the public resale of such securities;

(27)	the Corporation’s counsel, Cassels Brock and Blackwell LLP and Neal, Gerber & Eisenberg LLP, are acting solely for the Corporation in connection with matters set forth herein and undersigned may not rely upon such counsel in any respect; undersigned acknowledges that it has been encouraged to and should obtain independent legal, income tax and investment advice with respect to such matters and accordingly, has been independently advised as to the meanings of all terms contained herein relevant to undersigned for the purposes of giving representations, warranties and covenants under this U.S. Accredited Investor Certification Letter;

(28)	it represents and warrants that the offer, sale and issuance of the securities is not a transaction, or part of a chain of transactions which, although in technical compliance with an applicable exemption under the U.S. Securities Act, is part of a plan or scheme to evade the registration requirements of the U.S. Securities Act; and

(29)	it acknowledges that undersigned (including, any Beneficial Purchaser) has not purchased the Warrants or Warrant Shares as a result of any directed selling efforts (as defined in Rule 902(c) of Regulation S under the U.S. Securities Act) or any form of “general solicitation” or “general advertising” (as such terms are defined in Regulation D under the U.S. Securities Act) including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over the Internet, radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising or in any other manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

Undersigned acknowledges and agrees that the representations, warranties, covenants and agreements contained herein are made by it with the intent that they may be relied upon by the Company and its counsel and representatives, in determining its eligibility to purchase the Warrants and Warrant Shares, as applicable, (or, if applicable, the eligibility of others on whose behalf undersigned purchaser is contracting hereunder to purchase the Warrants and Warrant Shares, as applicable). By this letter undersigned represents and warrants that the foregoing representations and warranties are true and that they shall survive the purchase by it of the Warrants and Warrant Shares, as applicable, and shall continue in full force and effect notwithstanding any subsequent disposition by undersigned of the Warrants and Warrant Shares.

The Company is irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

[Remainder of page intentionally left blank. Signature page follows.]

Execution by the Potential Warrantholder:

EXECUTED by undersigned this _________ day of _________________, 2019.

Number of Warrants	Consideration

If an Individual

By:
	If an Entity, Authorized Signatory	(Undersigned’s Residential or Head Office Address)

Name (please print)	(Telephone Number)

Name and Official Capacity or Title of Authorized Signatory (please print)	(Facsimile Number)

Registration Instructions (if other than in name of undersigned):	Certificate Delivery Instructions (if other than the address above):

Name and Address of Residence (as it should appear on the certificates)

Account reference, if applicable	Account reference, if applicable

Address of Intermediary	Contact Name

( )
Telephone Number

IF YOU ARE SIGNING THIS AGREEMENT AS AGENT FOR A BENEFICIAL PURCHASER PLEASE PROVIDE THE FOLLOWING INFORMATION FOR EACH BENEFICIAL PURCHASER

Details of Beneficial Purchaser, if applicable

Name of Beneficial Purchaser (please print)	Beneficial Purchaser’s Residential or Head Office Address

(Telephone Number)	(Facsimile Number)

Acceptance by the Company:

Orla Mining Ltd.

Dated:	By:
Name:
Title:

APPENDIX A

DECLARATION FOR REMOVAL OF LEGEND (REGULATION S)

TO:	Orla Mining Ltd. Suite 202 - 595 Howe St Vancouver, BC V6C 2T5 CANADA
AND TO:	_________________, as registrar and transfer agent for the [warrants] [warrant shares] of Orla Mining Ltd.

The undersigned (A) acknowledges that the sale of ___________ [warrants] [warrant shares] of Orla Mining Ltd. (the “Company”) to which this declaration relates, is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that (1) the undersigned is not (a) an “affiliate” of the Corporation (as that term is defined in Rule 405 under the U.S. Securities Act), (b) a “distributor” as defined in Regulation S or (c) an affiliate of a distributor; (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of a designated offshore securities market (such as the TSX Venture Exchange, the Toronto Stock Exchange or the Canadian Securities Exchange) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States or a U.S. person; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act); (5) the seller does not intend to replace securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

This certification is made by it with the intent that they may be relied upon by the Company and its counsel (as if originally issued to such counsel), and the foregoing representations and warranties are true and shall continue in full force and effect notwithstanding any subsequent disposition by the undersigned of the applicable securities.

Dated:
Name of Seller

By:
Name:
Title:

Affirmation By Seller's Broker-Dealer (Regulation S)

We have read the foregoing representations of our customer, ________________ (the "Seller") dated _______________, with regard to our sale, for such Seller's account, of __________________ (the "Securities"), of the Company described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) at the time the buy order was originated, the buyer was outside the United States, or the Seller and any person acting on its behalf reasonably believed that the buyer was outside of the United States or the transaction was executed on or through the facilities of a "designated offshore securities market", (C) neither we, nor any person acting on our behalf, engaged in any “directed selling efforts” (within the meaning of Rule 902(c) of Regulation S under the U.S. Securities Act) in connection with the offer and sale of such securities, and (D) we have complied with the provisions of Rule 904(b) of Regulation S, if applicable, in connection with the sale of the Securities by the seller. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act. We have executed or will execute, as applicable, sales of the Securities pursuant to and in compliance with Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended, on behalf of the Seller.

Legal counsel to the Company and the Underwriters or U.S. Affiliates shall be entitled to rely upon the representations, warranties and covenants contained in this affirmation to the same extent as if this letter had been addressed to them, it being agreed that such representations, warranties and covenants shall be deemed to be made both as of the date of this affirmation and at the time of the sale of the Securities.

Name of Firm:

By (name):

Title:

(an duly authorized officer)

Date:

Schedule M
Encumbrances Consisting of Royalties

1.	4.0% net smelter returns royalty payable to the Government of Panama with respect to mineral production at the Cerro Quema Project.

2.	2.0% net smelter returns royalty payable to Newmont Goldcorp Corporation (as successor to Goldcorp Inc.) with respect to mineral production at the Camino Rojo Project.

3.	0.5% royalty payable to the Government of Mexico as an “Extraordinary Mining Duty” with respect to the Camino Rojo Project.

Schedule N
Permitted Investments

Nil.

Schedule O
PERMIT EXCEPTIONS

Each of the water concessions relating to the Camino Rojo Project set out in Schedule H were assigned by Minera Peñasquito, S.A. de C.V. to Minera Camino Rojo, S.A. de C.V. pursuant to an Assignment of Water Concession dated November 7, 2017. Application of such assignment has been filed for registration with the National Water Commission and registration is pending.

The original 20-year term for each of the mineral concessions relating to the Cerro Quema Project set out in Schedule H expired on February 26, 2017 (Contracts 19 and 20) and March 3, 2017 (Contract 21). Cerro Quema has applied for the prescribed 10-year extension to these contracts as it is entitled to under Panamanian mineral law.

Mining concessions Camino Rojo 4 and Camino Rojo 5 set out in Schedule H were transferred by Minera Peñasquito, S.A. de C.V. to Minera Camino Rojo, S.A. de C.V. pursuant to an assignment agreement signed between both parties on November 8, 2017; a reduction application has been filed in respect of each of these mining concessions and registration of the transfer of these mining concessions to Camino Rojo is pending until the reduction has been completed.

Schedule P
Permitted Debt

I. [commercially sensitive information redacted],

II. Existing Cerro Quema Bonding Obligations

Bonding Obligations totalling US$300,000, of which US$150,000 is cash collateralized and the remainder is insured, all of which are in favour of the Governing Authorities in Panama.